13.

04035936

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gold Peak Industries

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

AUG 03 2004

THOMSON FINANCIAL

FILE NO. 82- 3604 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/3/04

INDUSTRIES

GP Industries Limited Annual Report 2003-2004



Financial Calendar

Announcement of First Quarter Results
28 August 2003

Announcement of Second Quarter Results
27 November 2003

Announcement of Third Quarter Results
25 February 2004

Announcement of Full Year Results
27 May 2004

Despatch of Annual Report to Shareholders
14 July 2004

Annual General Meeting
30 July 2004

Dividends
Interim
Paid on 7 January 2004
Final
Payable in August / September 2004

Contents

Group Profile

GP Industries Limited is an international manufacturing and marketing group comprising three major businesses, namely electronics, electrical installation products and batteries.



Denmark
Netherlands
UK
Poland
Germany
France
Italy
South Korea
China
Pakistan
UAE
Hong Kong
Taiwan
Thailand
Philippines
Sri Lanka
Malaysia
Vietnam
Singapore
Indonesia
Australia
Canada
USA
Manufacturing and Distribution
Marketing and Distribution

The Company has been listed on the Mainboard of the Singapore Exchange Securities Trading Limited ("SGX-ST") since 1995 and a component stock of the SingEquities Electronics Index since December 1999. It is the main industrial investment vehicle of Hong Kong-listed Gold Peak Industries (Holdings) Limited which currently owns an 86.70%* interest in the Company. GP Industries currently holds a 55.53%* interest in CIH Limited ("CIHL", formerly known as Clipsal Industries (Holdings) Limited) and a 49.70%* interest in GP Batteries International Limited respectively. CIHL and GP Batteries have been listed on the SGX-ST since 1992 and 1991 respectively and are component stocks of the Business Times Singapore Regional Index.

CIHL is principally engaged in the development, manufacture and marketing of electrical installation products. It also holds investments in light fitting products, LED superscreens and other businesses. In December 2003, it formed a 50-50 joint venture with Schneider Electric SA of France. The joint venture, Clipsal Asia Holdings Limited, manufactures and distributes electrical wiring devices and installation systems under the "CLIPSAL" brand.

GP Batteries is engaged in the development, manufacture and marketing of batteries and related products.

In addition to its investments in CIHL and GP Batteries, GP Industries is also engaged in the development, manufacture and marketing of a wide range of products including electronics and components, wire harness and cables as well as acoustics.

The Group has a strong and extensive manufacturing and distribution network spanning over 10 countries, including a strong foothold in China. As at 31 March 2004, excluding associates, the Group employs over 5,000 people and occupies a total floor area of approximately 155,000 square metres.

*as at 18 June 2004

Corporate Information

Board of Directors

Executive

Victor LO Chung Wing
Chairman

LEUNG Pak Chuen
Executive Vice Chairman

Brian LI Yiu Cheung
Managing Director

Andrew CHUANG Siu Leung

Raymond WONG Wai Kan

Non-Executive

LIM Ah Doo

PHUA Bah Lee

LIM Hock Beng

Audit Committee

LIM Ah Doo
Chairman

PHUA Bah Lee

LIM Hock Beng

Nominating Committee

LIM Hock Beng
Chairman

PHUA Bah Lee

LIM Ah Doo

Victor LO Chung Wing

LEUNG Pak Chuen

Remuneration Committee

PHUA Bah Lee
Chairman

LIM Ah Doo

LIM Hock Beng

Victor LO Chung Wing

LEUNG Pak Chuen

Company Secretaries

TAN Cher Liang
(appointed on 1 July 2004)

TAN San-Ju

Registered Office

1 Temasek Avenue
#18-02 Millenia Tower
Singapore 039192
Tel: (65) 6395 0850
Fax: (65) 6395 0860
E-mail: gpind@gp-industries.com
Website: www.gp-industries.com

Share Registrars

Lim Associates (Pte) Ltd
10 Collyer Quay #19-08
Ocean Building
Singapore 049315

Auditors

Deloitte & Touche
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Audit Partner-in-charge
William LIM Choon Hock
(appointed on 27 August 2003)

Principal Bankers

The Hongkong and Shanghai
Banking Corporation Limited

Oversea-Chinese Banking
Corporation Limited

BNP Paribas

Hang Seng Bank Limited

DBS Bank Ltd

Citibank, N.A.

Solicitors

Drew & Napier LLC
20 Raffles Place #17-00
Ocean Towers
Singapore 048620

Business Structure

GP INDUSTRIES

(Singapore-listed)

Electronics Business

- Electronics & components
- Wire harness & cables
- Acoustics

CIH Limited
55.53%*

(Singapore-listed)

- Electrical installation products
- Light fittings
- LED superscreens
- Other electronics & electrical products

GP Batteries International Ltd
49.70%*

(Singapore-listed)

- Rechargeable batteries
- Primary batteries

* GP Industries' respective shareholdings in CIH and GP Batteries as at 18 June 2004

Board of Directors

1 Victor LO Chung Wing
2 LEUNG Pak Chuen
3 Brian LI Yiu Cheung
4 Andrew CHUANG Siu Leung
5 Raymond WONG Wai Kan
6 LIM Ah Doo
7 PHUA Bah Lee
8 LIM Hock Beng



EXECUTIVE DIRECTORS

Victor LO Chung Wing

GBS, OBE, JP

Aged 54, appointed as Chairman and an executive director since 18 October 1995. He was last re-elected on 28 August 2002. He was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002.

Mr Lo is also currently Chairman of CIH Limited and Hong Kong-listed Gold Peak Industries (Holdings) Limited. He was Chairman of GP Batteries International Limited from 1990 to 1993.

Mr Lo is Chairman of Hong Kong Science and Technology Parks Corporation and Council Chairman of The Hong Kong Polytechnic University. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Business Council and the Exchange Fund Advisory Committee, and a Council Member of Hong Kong Trade Development Council. He was Chairman of Federation of Hong Kong Industries from July 2001 to July 2003.

Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

LEUNG Pak Chuen

Aged 54, appointed as an executive director since 18 October 1995 and is currently Executive Vice Chairman of the Company. He was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002. He was last re-elected on 27 August 2003.

Mr Leung was Managing Director from 1995 to 2002. He also took up the position of Vice Chairman from 1997 to 2002. He is currently an executive director of Gold Peak Industries (Holdings) Limited and CIH Limited.

Mr Leung has been in the electronics manufacturing industry for over 30 years and has played an important role in setting up major joint ventures in China. He is a Vice Chairman of Hong Kong Auto Parts Industry Association.

Mr Leung is a member of the Chartered Institute of Marketing of the UK and British Institute of Management. He graduated from Chu Hoi College in Hong Kong with a Bachelor's degree in Business Administration.

Brian LI Yiu Cheung

Aged 51, appointed an executive director since 18 October 1995. He was appointed as Deputy Managing Director in 1996 and as Managing Director of the Company in 2002.

Mr Li has been in electronic engineering and manufacturing industry internationally and in China for more than 20 years. He is concurrently the executive committee member of The Hong Kong Electronics Industries Association and The Electronics Industry Council of the Federation of Hong Kong Industries, as well as Academic Advisory Committee in the Department of Industrial Engineering and Engineering Management at Hong Kong University of Science and Technology.

Mr Li is a member of the Association of Professional Engineers of British Columbia in Canada. He graduated from the University of British Columbia in Canada with a Bachelor's degree in Electrical Engineering and obtained a Master Degree in Global Business with Deans Honor from The Chinese University of Hong Kong.

Andrew CHUANG Siu Leung

SBS, JP, PhD, FHKIE

Aged 56, appointed an executive director since 18 October 1995. He will be subject to re-election at the Company's forthcoming Annual General Meeting on 30 July 2004.

Dr Chuang is also an executive director of Gold Peak Industries (Holdings) Limited.

Dr Chuang serves as Chairman of the Design Council of Federation of Hong Kong Industries and is also Chairman of the Operations Review Committee of the Independent Commission Against Corruption.

Dr Chuang graduated from Queen Mary College of the University of London with a First Class Honours in Bachelor of Electrical (Electronics) Engineering and a Doctorate degree in Microwave Engineering.

Raymond WONG Wai Kan

Aged 52, appointed an executive director since 18 October 1995. He was last re-elected on 28 August 2002. He is also an executive director and General Manager of Gold Peak Industries (Holdings) Limited as well as a board member of GP Batteries International Limited.

Mr Wong is a Fellow Member of the Association of Chartered Certified Accountants of the UK, a Certified Public Accountant in both Hong Kong and the UK, as well as a Certified Financial Consultant of the Institute of Financial Consultants of Canada and the US. He is also a member of the Institute of Chartered Secretaries and Administrators of the UK, Hong Kong Society of Accountants, and the Institute of Business Administration of the US.

NON-EXECUTIVE DIRECTORS

LIM Ah Doo

Aged 54, appointed a non-executive and independent director since 15 May 1997. He has been Chairman of the Audit Committee since 2 January 1998 and was appointed a member of both the Nominating and Remuneration Committees on 28 August 2002. He was last re-elected on 27 August 2003.

Mr Lim is currently a Commissioner of PT Indosat, a director of EDBVM Pte Ltd and President of RGM International Pte Ltd. He previously held various senior positions in a major international banking group active in Asia and was the Managing Director of a leading merchant bank in Singapore until late 1995. He was also the Chairman of the Singapore Merchant Bankers' Association from 1993 to 1995.

Mr Lim graduated from Queen Mary College, University of London with a Bachelor of Science degree in Engineering and obtained a Master degree in Business Administration from Cranfield School of Management, England.

PHUA Bah Lee

Aged 71, appointed a non-executive and independent director and a member of the Audit Committee since 1995. He was appointed Chairman of the Remuneration Committee and a member of the Nominating Committee on 28 August 2002. He will be subject to retirement and will seek re-election at the Company's forthcoming Annual General Meeting on 30 July 2004.

Mr Phua holds directorships in a number of public and private companies. He was the Parliamentary Secretary of the Ministry of Communications from 1968 to 1971 and Senior Parliamentary Secretary of the Ministry of Defence from 1972 to 1988. He was a Member of Parliament for the Tampines Constituency from 1968 to 1988.

Mr Phua graduated from the Nanyang University of Singapore with a Bachelor of Commerce degree.

LIM Hock Beng

Aged 64, appointed a non-executive and independent director since 2 January 1998. He was appointed the Chairman of the Nominating Committee and a member of the Remuneration Committee on 28 August 2002. He is also a member of the Audit Committee since 2 January 1998. Mr Lim will be subject to retirement and will seek re-election at the Company's forthcoming Annual General Meeting on 30 July 2004.

Mr Lim is currently the Managing Director of Aries Investment Pte Ltd and Advisor to Lim Associates (Pte) Ltd, a company he founded in 1968 and has been providing comprehensive corporate secretarial services to private and public companies. He also holds directorships in a number of other companies in Singapore, including five listed companies. He has more than 30 years of experience in corporate secretarial service work and was the Managing Director of Lim Associates (Pte) Ltd for 27 years until his retirement in 1995.

Mr Lim holds a Diploma in Management Accounting and Finance and is a member of the Singapore Institute of Directors.

Financial Highlights

Profit and Loss Statement (S$ million)

Year ended 31 March	**2004**	2003
Revenue	**374.5**	321.7
Profit before exceptional items, share of exceptional items of associates and taxation	**63.5**	48.4
Profit before taxation	**100.8**	42.8
Profit after taxation	**83.6**	32.7
Profit attributable to shareholders	**82.6**	32.0
Basic earnings per share (cents)		
– Excluding exceptional items	**10.01**	8.40
– Including exceptional items	**18.28**	7.15
Tax-exempt dividend per share (cents)	**5.50**	3.65
Non tax-exempt dividend per share, gross (cents)	**—**	0.40
Special tax-exempt dividend per share (cents)	**1.50**	—

Balance Sheet (S$ million)

As at 31 March		
Shareholders' funds	**400.7**	338.8
Total assets	**730.7**	656.3

Ratios

As at 31 March		
Current assets : Current liabilities	**1.02**	1.48
Inventory turnover period (months)	**1.93**	2.38
Net bank borrowings and debt securities : Shareholders' funds	**0.49**	0.56

Other Information

As at 31 March		
Number of employees of subsidiaries	**5,000**	4,550
Total floor area of subsidiaries (sq m)	**155,000**	126,000

Revenue by Products
Year ended 31 March 2004



Electronics & Components 29.3%
Wire Harness & Cables 40.0%
Acoustics 30.7%

Revenue by Locations
Year ended 31 March 2004



Europe 24.4%
Asia 49.7%
America 21.8%
Others 4.1%

Assets by Locations
As at 31 March 2004



Hong Kong 17.1%
China 13.6%
Singapore 48.0%
Rest of Asia 10.8%
Europe 6.3%
Others 4.2%

Operating Profit before Interest, Taxation and Exceptional Items by Business Activities
Year ended 31 March 2004



Electronics, Components & Acoustics 29.2%
Batteries 40.6%
Wire Harness & Cables 20.5%
Electrical 9.7%

Five-year Financial Summary

Consolidated Results

Year ended 31 March	**2004**	2003	2002	2001	2000
	S$000	S$000	S$000	S$000	S$000
Revenue	**374,545**	321,719	298,426	339,802	254,851
Profit before taxation	**100,844**	42,817	25,089	28,525	61,990
Taxation	**(17,228)**	(10,145)	(7,345)	(6,030)	(5,607)
Profit after taxation	**83,616**	32,672	17,744	22,495	56,383
Minority interests	**(977)**	(719)	(400)	(235)	181
Profit attributable to shareholders	**82,639**	31,953	17,344	22,260	56,564

Consolidated Balance Sheet

As at 31 March

Investment properties	**355**	373	425	417	—
Property, plant and equipment	**52,390**	37,459	43,567	42,480	36,252
Interest in associates	**441,212**	363,021	338,344	312,067	69,470
Other long-term investments	**30,947**	39,446	42,687	43,065	45,119
Non-current receivable	**—**	2,715	4,724	4,630	4,396
Intangible assets	**(2,118)**	1,965	3,988	325	1,359
Current assets	**207,896**	211,283	186,942	186,980	182,247
Total assets	**730,682**	656,262	620,677	589,964	338,843
Non-current liabilities	**121,512**	170,409	180,585	103,067	29,237
Current liabilities	**203,103**	142,859	107,608	163,463	111,729
Total liabilities	**324,615**	313,268	288,193	266,530	140,966
	406,067	342,994	332,484	323,434	197,877
Shareholders' funds	**400,674**	338,839	329,510	321,246	195,956
Minority interests	**5,393**	4,155	2,974	2,188	1,921
	406,067	342,994	332,484	323,434	197,877

Revenue
Year ended 31 March


S$254.9M
US$148.9M
S$339.8M
US$188.2M
S$298.4M
US$162.0M
S$321.7M
US$181.4M
S$374.5M
US$215.9M
00
01
02
03
04

Total Assets
As at 31 March


S$338.8M
US$198.0M
S$590.0M
US$326.7M
S$620.7M
US$336.9M
S$656.3M
US$371.9M
S$780.7M
US$435.3M
00
01
02
03
04

Profit Attributable to Shareholders
Year ended 31 March


S$56.6M
US$33.1M
S$22.3M
US$12.3M
S$17.3M
US$9.4M
S$32.0M
US$18.0M
S$82.6M
US$47.6M
00
01
02
03
04

Earnings Per Share & Dividend Per Share
Year ended 31 March


Earnings Per Share (cents)
Dividend Per Share (cents)
S 23.6
US 13.8
S 4.3
US 2.5
S 5.54
US 3.07
S 2.75
US 1.52
S 3.88
US 2.11
S 2.20
US 1.19
S 7.15
US 4.03
S 4.05
US 2.28
S 18.28
US 10.54
S 7.00
US 4.04
00
01
02
03
04

Chairman's Statement



Victor Lo
Chairman

Overview

The financial year 2003/04 has been an eventful but successful one and GP Industries Limited has continued to build on the economic recovery. We have seen promising growth both from our operating businesses in electronics and from our investments in CIH Limited ("CIHL") and GP Batteries International Limited.

The economies of South East Asia continued to improve during the year and we are seeing increasing demand for products across our businesses. As the building sector improves in many parts of Asia there is a knock-on effect to our results, although competition remains very keen. Competition has also remained intense in China, but the Group is well-placed there to succeed in the mid-to-high end of the market and we have held onto market share in most product categories by being very focused on the specific areas in which we compete. A weak US dollar has also helped sales in Europe.

At the same time, the Group has been actively pursuing greater efficiency and adjusting its businesses to make the most of opportunities and meet future challenges. To this end we have consolidated our holding in CIHL and we now hold more than 55%. Recent acquisitions in the batteries business are intended to keep us at the cutting edge in terms of advanced technologies and to expand the distribution network into Russia and Eastern Europe.

Financial Highlights

Both turnover and profitability have improved steadily in most areas. GP Batteries registered record high turnover and an increase of 27.9% in gross profit despite dramatic increases in prices for raw materials. The Electronics Business achieved solid growth in sales with an improvement of 13.1% in profit before interest, taxation and exceptional items. Our electrical installations and lighting business, CIHL, managed to increase turnover by 1.8% and narrowed its loss before exceptional items significantly by 52.4% in the face of continuing competitive market conditions, especially in China and South East Asia.

Last December, a 50:50 joint venture was formed with Schneider Electric SA of France to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia. Simultaneously, CIHL's entire interest in the EWDIS business of Gerard Industries in Australia was sold to Schneider Electric. As a result of these transactions, CIHL recorded a net exceptional gain of S$105.5 million. Largely due to its share of the net exceptional gain from the deal, the Group's net profit attributable to shareholders increased by 158.6% to S$82.6 million compared with the previous year.

Turnover for the year increased by 16.4% to S$374.5 million, while basic earnings per share increased to 18.28 Singapore cents, compared to 7.15 Singapore cents last year. The board has proposed a final tax-exempt dividend of 3.20 Singapore cents per share (2002/03: 2.0 Singapore cents per share tax-exempt and 0.4 Singapore cent per share less tax at 22%) and a special tax-exempt dividend of 1.5 Singapore cents (2002/03: nil) per share.

Business Highlights

Electronics Business

The Electronics Business saw an increase in both sales and profitability overall. Sales of Electronics Business improved by 16.4% compared to the previous year. In particular our LTK cables business achieved record sales and a significant improvement in profitability.

The automobile industry boom in China was a major driver for sales in the wire harness business, and that market looks set to continue to grow despite the recently announced austerity program.

The branded speakers business performed well in terms of sales and improving profitability. Over the past two to three years we have expanded the international

Network in China

With its extensive network firmly established in major cities in China, the Group is well positioned to capture the business opportunities there.


Changchun
Shenyang
Beijing
Dalia
Tianjin
Qingdao
Xuzhou
Xian
Nanjing
Suzhou
Chengdu
Shanghai
Chongqing
Wuhan
Ningbo
Changsha
Fuzhou
Hukow
Taipei
Xiamen
Huizhou
Guangzhou
Dongguan
Shenzhen
Shunde
Hong Kong
Manufacturing and Distribution Centres
Other Distribution Centres

network for our acoustic and professional audio products and we look forward to extending this penetration for our products in North America and Europe.

CIH Limited

The transformation of CIHL's EWDIS business in Asia into a strategic alliance with Schneider Electric SA was a major milestone. The new joint venture provides a broader product offering, enhanced manufacturing capabilities, a much stronger regional distribution network and better efficiencies of scale. During the first quarter of 2004 the new joint venture delivered a very encouraging growth in sales of more than 40% and significant improvements in overall profitability, despite this being typically a slow quarter for the EWDIS business.

CIHL will continue to reduce costs through its ongoing improvement programs and plans to strengthen its leadership position in most of the key Asian markets by enhancing its higher-end product series, the ULTI and C-Metro range of wiring accessories.

CIHL continues to invest in the light fittings business, particularly in China, to expand Pierlite Lighting China Ltd under both the Pierlite and GP brands.

GP Batteries

Our 49.7%-owned batteries unit achieved record turnover in 2003/04 as well as a 38.8% improvement in profitability. This strong performance was underpinned by a more profitable product mix and economies of scale, amidst relatively low interest rates. In particular, turnover for Lithium Ion batteries improved by over 40%, demonstrating the increasing market acceptance for GP Batteries' products. At the same time, strong demand for high-drain portable electronic devices is supporting healthy growth in Nickel Cadmium and Nickel Metal Hydride rechargeable batteries. The Group is capitalising on these trends by increasing production capacity.

In the last quarter of the financial year 2003/04, the batteries business managed to overcome dramatic increases in raw materials costs, underscoring its ability to weather adverse conditions and obstacles.

Prospects

The global and regional business environment remains quite volatile. Commodity prices, energy costs and possible interest rate rises may all have an impact on the businesses we are in over the coming months.

Despite this, the outlook for the Group and its long-term strategic vision to grow as an Asian-based multi-national player in the mid to high-end markets for batteries, electrical and electronic products is good. I believe that our focus on long-term, steady growth has ensured that we come through the hard times stronger than before. We have continued to build new strengths into the businesses, such as acquiring advanced technology in the batteries business and securing the joint venture with Schneider Electric in the EWDIS sector. At the same time we are improving on our existing operations by rationalising the core businesses where it is appropriate to do so.

I am confident that our focus on building businesses that can withstand regular setbacks as well as performing well in the good times, is right for our operations and our investments.

Vote of Thanks

I would like to extend my sincere thanks to our shareholders, customers and business partners who continue to support us wholeheartedly. I also thank our management and staff for their ongoing dedication and hard work.

Victor LO Chung Wing
Chairman
18 June 2004

Review of Operations



GP 2500
GP 2500
GP 2500



Summary of Results

The Group achieved record sales and profit for the financial year ended 31 March 2004. Global economic recovery and a weakened US dollar led to increasing demand for the Group's products in all key markets, while sales of electronics, wire harness and acoustics products all reported solid growth. Contributions from GP Batteries continued to increase strongly this year and contributions from CIH Limited ("CIHL") remained steady.

During the year under review, the Group registered an exceptional gain of S$54.6 million, mainly from its share of exceptional gain from CIHL. Consolidated net profit amounted to S$82.6 million representing an increase of 158.6% as compared to last year. Basic earnings per share, with the weighted average of 451,999,584 shares (2003: 447,127,185 shares) in issue, amounted to 18.28 Singapore cents, a 155.7% increase over last year.

Exceptional charges for the financial year amounted to S$17.1 million, mainly comprising writing down of the carrying value of marketable securities, provision for impairment in goodwill and provision for the closure costs for an electronics subsidiary and an associated company in the acoustics business.



1

Electronics & Acoustics

The Group produces a wide range of sophisticated audio and acoustic products for consumer and professional markets.

2



1 The Group's new factory in Huizhou, China, further enhances its production capacity and efficiency.

2 & 4 KEF's KIT100 instant theatre, a new complete DVD-based home entertainment system

3 Professional power amplifier for the OEM market

5 KHT9000 using breakthrough ACE technology


UNI-Q

4



5








KEF



6&7 The new purpose-built factory in Huizhou with the most advanced manufacturing process

8&9 KEF's lifestyle loudspeakers are preferred choices for the consumer market.

Electronics Business

The Electronics Business continued to register impressive growth in operating profit. Turnover for the year grew by 16.4% over last year. Profit from operations soared by 53.5% while operating profit, after deducting investment related interest costs but before exceptional items, increased by more than 600%. Despite the dramatic increase in commodity prices, the Group managed to further improve its overall gross margin from 19.5% to 20.4% as a result of better product mix and improved operating efficiencies.

The electronics and components business continued to perform strongly last year. Turnover increased by 11.7%, mainly from growth in the sales of professional audio products. The contribution from electronics manufacturing also registered impressive growth during the year. In spite of high material costs, the contribution from the components business remained steady due to strong demand for aluminum parts and precision components.

1 Capitalising on the booming automobile industry in China, the wire harness business registered sales growth during the year.


1

Wire Harness & Cables

GP Industries is a leading supplier of automobile wire harness and cable products in the region.





2&3
LTK's environmentally-friendly Cat 6 LAN cables and hybrid cables for home networking are widely recognized in the industry for their superior quality.

Sales of automobile wire harness registered a 16.7% growth, with an increase in sales in both the China and Japan markets. This growth was mainly driven by improvements in quality and customer service. The contribution from associated companies in China grew markedly as market demand was driven higher by the robust automotive industry.

The Group's cable associate, LTK Industries, achieved another record year in sales growth, driven by the strong demand for eco-green cables and network cables. Although the cable business was affected by the dramatic increase in copper and PVC prices, LTK was able to improve significantly its profitability through increased sales and more profitable product mix.

The acoustics business achieved record sales and profit last year. Sales and profitability of KEF and Celestion loudspeakers both achieved strong growth as a result of high consumer demand for lifestyle loudspeakers used in home theatre systems, as well as improved competitiveness from the weakened US dollar. A number of lifestyle loudspeakers won various internationally recognised awards for quality and performance during the year.

To further enhance the Group's product development capability, a new product development centre was established in the Hong Kong Science Park in early 2004. This new centre focuses on the development of advanced wireless electronics and digital signal processor (DSP) based products.

The new purpose-built factory in Huizhou, China commenced operations in April 2004. This new factory will significantly enhance the Group's production capacity and efficiency, as well as the competitiveness of its electronics and acoustics business.

CIH Limited

CIHL continues to broaden its product range and expand its distribution network to strengthen its market position in the region.


Clipsal Smart Home
CLIPSAL
every room, every home
INFORMATION


The Ultimate Switch
LTI





1 A wide range of sophisticated electrical wiring devices

2 CLIPSAL's C-Bus intelligent building system

3 & 4 Actively participating in various tradeshows



CIH Limited

(a 49.28%-owned associate as at 31 March 2004;
a 55.53%-owned subsidiary as at 18 June 2004)

For its financial year ended 31 December 2003, CIHL recorded a 1.8% increase in turnover and narrowed its loss before exceptional items significantly by 52.4%.

In China, market demand gradually recovered from the SARS outbreak by the end of the quarter ended 30 September 2003. With a more product and customer focused sales strategy, CIHL achieved encouraging sales growth in electrical wiring accessories and electronic products in the last quarter of 2003. However, sales of project-based products such as light fittings and data-communications products remained unstable. In Hong Kong, the property market for new projects remained soft but the retrofit market showed positive signs of recovery.


npower



5 Lighthouse's LED superscreens are widely used in major sports, entertainment and mass events worldwide.

6 CIH continues to invest in the light fittings business, particularly in China.

In Singapore, moderate annual sales growth was reported despite intensified price competition and continuing weakness in the property market. Market conditions in Malaysia also remained highly competitive, but CIHL maintained its market position through a combination of competitive pricing and aggressive promotional initiatives.

Elsewhere, strong sales growth was achieved in Indonesia, and the Vietnam market also recovered. In the Middle East, CIHL Group expanded to meet demand and opportunities arising from the many new investments in hotels, resorts, and commercial and private residential projects. Gerard Industries of Australia also continued to record satisfactory sales and profitability.

On 22 December 2003, CIHL completed transactions with Schneider Electric SA of France to form a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia and simultaneously sell to Schneider Electric its entire interest in the EWDIS business held by its associated company, Gerard Industries, in Australia. As a result, CIHL recorded a net exceptional gain of S$105.5 million.

GP Batteries

GP Batteries continues to gain brand recognition in the region.




World's Fastest and Smartest*
GP PowerBank
U-Smart
30 min
GP PowerBank
Smart 2
1 HOUR
GP Batteries



1 & 2
The "GP" brand is actively promoted in the region.

3 & 4
[illegible] of primary and rechargeable battery products for both the consumer and industrial markets.


GP ultra
Alkaline Battery


GP RECHARGEABLE
Li-Ion Battery
GP Li-Ion Battery Pack
CAUTION
SERIAL NO.
GP Batter

GP Batteries

(a 49.70%-owned associate)

GP Batteries achieved record turnover and profit for the second consecutive year. Despite rising material costs, profit margins improved due to a more profitable product mix and economies of scale, amidst relatively low interest rates. Turnover for the year increased by 25.2% and consolidated net profit after taxation and minority interests increased by 38.8%.

Sales of GP Batteries' Nickel Cadmium and Nickel Metal Hydride rechargeable batteries rose by about 30%. Sales of Lithium Ion rechargeable batteries grew by over 40%. Sales of primary batteries grew by about 23% with the consolidation of the sales from Zhongyin (Ningbo) Battery Co. Ltd. of China and increased demand for Carbon Zinc cylindrical batteries and alkaline 9-volt batteries.

In January 2004, GP Batteries' patent dispute with Energizer was resolved through a cross-licensing agreement, which allows GP Batteries to continue to sell alkaline batteries in the US market.

According to a survey conducted by AC Nielsen, the GP brand ranked first in terms of growth of market share of alkaline batteries in Hong Kong for both 2002 and 2003.

Summary

The past financial year was a fruitful and exciting year for the Group as we managed to achieve record sales and profit.

Looking ahead, economic recovery in key markets and increasing demand for the Group's products are expected. However, high energy costs, high commodity prices and keen low-cost competition present challenges for the coming year. The Group will continue to strive for technological innovation and improvements in product design, quality and customer service in order to further enhance its competitiveness and strengthen its market position. The Group will also take aggressive steps to strengthen its distribution network and to promote its brands in order to capitalize on the increasing customer demand that is resulting from the global economic recovery.

Our employees are most important to the Group's success. We will continue to invest further into developing and training our management team and staff members to best prepare them to capture business opportunities and to meet the challenges facing the Group.

On behalf of the Board, I would like to express our thanks and appreciation to our shareholders and business partners for their strong support and confidence and our employees for their hard work and dedication during the year.



Brian LI Yiu Cheung
Managing Director
18 June 2004

Corporate Calendar of Events

2003

December

Completion of Clipsal Industries (Holdings) Limited's 50:50 joint venture agreement with Schneider Electric SA of France and disposal of entire effective 52.4% interest in Gerard Industries (No. 3) Pty Ltd's electrical wiring devices and installation systems business. Clipsal Industries was subsequently renamed CIH Limited ("CIHL").

2004

February

GP Electronics (HK) Limited set up a product development centre for the research and development of advanced wireless electronics and digital signal processor (DSP) based products in Hong Kong Science Park.

April

The 44,500-sq m new factory of GP Electronics (Huizhou) Co. Ltd. in Huizhou, China commenced operations.

GP Industries increased its shareholding in CIHL to more than 54%, making CIHL a subsidiary of the Company.

May

GP Industries signed a 3-year term loan facility agreement in Singapore with a syndicate of thirteen banks to raise S$70 million and US$18 million.


GOLD
PEAK
1964-2004
Reception

GP Industries' parent group, Gold Peak Group, celebrated its 40th anniversary in May 2004.

Awards

GP Acoustics (UK) Limited's KEF series

- KHT1005 – the Best in the Home Theatre Loudspeaker category for 2003-4 by European Imaging and Sound Association (EISA) Award
- KHT 2005.2 – "Product of the year 2003 – Compact Multichannel Speakers" of the Hi-Fi & Home Cinema Awards by *What Hi-Fi? Sound and Vision*
- Reference 207 Loudspeaker and PSW 5000 Sub-woofer – Product of the Year 2003 by *hi- fi+*

Shanghai Jinting Automobile Harness Ltd.

- Received ISO16949:2002 accreditation.
- Awarded for its excellent economic and export performance in 2002.
- Received 2003 Shanghai Quality Management Award from Shanghai Association for Quality.

Report of the Directors

The directors of GP Industries Limited present their report together with the audited financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2004.

1. Directors

The directors of the Company in office at the date of this report are:

Executive:
Victor Lo Chung Wing, Chairman
Leung Pak Chuen, Executive Vice Chairman
Brian Li Yiu Cheung, Managing Director
Andrew Chuang Siu Leung
Raymond Wong Wai Kan

Non-executive:
Lim Ah Doo
Phua Bah Lee
Lim Hock Beng

2. Arrangements to enable directors to acquire benefits by means of acquisition of shares or debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement, to which the Company is a party, the objective of which is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for the Company's Executives' Share Option Scheme and Share Option Scheme 1999 set out in paragraph 5.

3. Directors' interest in shares and debentures

According to the register of directors' shareholdings kept by the Company under Section 164 of the Singapore Companies Act, the undermentioned persons who were directors of the Company at 31 March 2004 had interest in shares of the Company and the Company's ultimate holding company, Gold Peak Industries (Holdings) Limited ("Gold Peak") as detailed below:

3. Directors' interest in shares and debentures (cont'd)

	Shareholdings registered in the name of the directors			Shareholdings in which directors are deemed to have an interest		
	At beginning of year	At end of year	At 21 April 2004	At beginning of year	At end of year	At 21 April 2004
Interest in the Company's ordinary shares of S$0.20 each						
Leung Pak Chuen	528,000	1,608,000	1,608,000	-	-	-
Brian Li Yiu Cheung	430,000	1,065,000	1,065,000	-	-	-
Andrew Chuang Siu Leung	-	35,000	35,000	-	-	-
Raymond Wong Wai Kan	180,000	260,000	260,000	-	-	-
Phua Bah Lee	-	214,000	214,000	-	-	-
Options to subscribe for the Company's ordinary shares of S$0.20 each						
Victor Lo Chung Wing	1,284,000	1,668,000	1,668,000	-	-	-
Leung Pak Chuen	1,080,000	350,000	350,000	-	-	-
Brian Li Yiu Cheung	1,035,000	700,000	700,000	-	-	-
Andrew Chuang Siu Leung	650,000	700,000	700,000	-	-	-
Raymond Wong Wai Kan	680,000	740,000	740,000	-	-	-
Lim Ah Doo	300,000	390,000	390,000	-	-	-
Phua Bah Lee	214,000	75,000	75,000	-	-	-
Lim Hock Beng	214,000	289,000	289,000	-	-	-
Interest in Gold Peak's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	1,543,763	3,043,763	3,043,763	67,908,048	70,658,048	70,658,048
Leung Pak Chuen	1,577,581	2,702,581	2,702,581	-	-	-
Brian Li Yiu Cheung	300,000	300,000	300,000	-	-	-
Andrew Chuang Siu Leung	374,000	187,500	187,500	-	-	-
Raymond Wong Wai Kan	695,000	1,345,000	1,345,000	445,081	445,081	445,081
Options to subscribe for Gold Peak's ordinary shares of HK$0.50 each						
Victor Lo Chung Wing	4,000,000	4,100,000	4,100,000	-	-	-
Leung Pak Chuen	1,125,000	500,000	500,000	-	-	-
Brian Li Yiu Cheung	500,000	700,000	700,000	-	-	-
Andrew Chuang Siu Leung	1,750,000	1,750,000	1,750,000	-	-	-
Raymond Wong Wai Kan	1,275,000	1,625,000	1,625,000	-	-	-

4. Directors' receipt and entitlement to contractual benefits

Since the beginning of the financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in paragraph 5 of this report and in the financial statements.

Certain directors have received remuneration from related corporations in their capacity as directors and/or executives of those related corporations.

5. Share option schemes

The Company's Executives' Share Option Scheme adopted at an extraordinary general meeting held on 19 September 1996 (the "1996 Scheme") was discontinued and replaced by a new Share Option Scheme 1999 (the "1999 Scheme"), which was adopted at an extraordinary general meeting held on 19 November 1999. However, options previously granted under the 1996 Scheme continue to be exercisable in accordance with the regulations of the 1996 Scheme. The expiry dates of the unexercised options under the 1996 Scheme are disclosed in paragraph 7 of this report.

a) The 1996 Scheme and the 1999 Scheme are administered by the Remuneration Committee comprising Messrs Phua Bah Lee, Lim Ah Doo, Lim Hock Beng, Victor Lo Chung Wing and Leung Pak Chuen.

b) During the financial year, options to subscribe for 4,569,000 new ordinary shares of S$0.20 each at an exercise price of S$0.88 per share, being the market price determined according to the rules of the 1999 Scheme, were offered under the 1999 Scheme. Details of the options granted are as follows:

	Number of employees	Number of options
Executive directors [1]	5	1,304,000
Non-executive directors [2]	3	240,000
Executives [1]	91	3,025,000
	99	4,569,000

[1] These options are exercisable from 15 September 2004 to 14 September 2013.

[2] These options are exercisable from 15 September 2004 to 14 September 2008.

c) i) Details of the options granted under the 1996 Scheme to the directors of the Company are as follows:

Name of Director	Aggregate options granted since commencement of scheme to 19 November 1999	Aggregate options exercised since commencement of scheme to 31 March 2004	Aggregate options lapsed since commencement of scheme to 31 March 2004	Aggregate options outstanding as at 31 March 2004
Leung Pak Chuen	540,000	420,000	120,000	-
Brian Li Yiu Cheung	420,000	320,000	100,000	-
Andrew Chuang Siu Leung	290,000	80,000	80,000	130,000
Raymond Wong Wai Kan	290,000	80,000	80,000	130,000

5. **Share option schemes** (cont'd)

ii) Details of the options granted under the 1999 Scheme to the directors of the Company are as follows:

Name of Director	Options granted during the financial year ended 31 March 2004	Aggregate options granted since commencement of scheme to 31 March 2004	Aggregate options exercised since commencement of scheme to 31 March 2004	Aggregate options outstanding as at 31 March 2004
Victor Lo Chung Wing	384,000 [1]	1,668,000	-	1,668,000
Leung Pak Chuen	350,000 [1]	1,410,000	1,060,000	350,000
Brian Li Yiu Cheung	300,000 [1]	1,135,000	435,000	700,000
Andrew Chuang Siu Leung	130,000 [1]	570,000	-	570,000
Raymond Wong Wai Kan	140,000 [1]	610,000	-	610,000
Lim Ah Doo	90,000 [2]	390,000	-	390,000
Phua Bah Lee	75,000 [2]	289,000	214,000	75,000
Lim Hock Beng	75,000 [2]	289,000	-	289,000

[1] These options are exercisable from 15 September 2004 to 14 September 2013 at an exercise price of S$0.88 per share.

[2] These options are exercisable from 15 September 2004 to 14 September 2008 at an exercise price of S$0.88 per share.

iii) No options were granted to controlling shareholders of the Company and their associates.

iv) No director or employee has received 5 percent or more of the total number of options available under the 1996 and 1999 Schemes.

d) No options under the 1999 Scheme were granted to the Gold Peak Group Executive Directors, Non-Executive Directors and Executives (the "parent group employees", which excludes the directors and executives of the Company and its subsidiaries as defined in the 1999 Scheme) since the commencement of the 1999 Scheme to 31 March 2004. No options under the 1996 Scheme were granted to the parent group employees since the commencement of the 1996 Scheme to 19 November 1999, the date on which the 1996 Scheme was discontinued.

e) No option to take up unissued shares of subsidiaries has been granted during the financial year.

6. Option exercised

During the financial year, the Company issued 7,954,000 ordinary shares of S$0.20 each upon the exercise of options granted under the 1996 Scheme and 1999 Scheme, as follows:

a) 735,000 ordinary shares at a price of US$0.30 per share;

b) 1,505,000 ordinary shares at a price of US$0.41 per share;

c) 1,109,000 ordinary shares at a price of S$0.456 per share;

d) 2,568,000 ordinary shares at a price of S$0.62 per share; and

e) 2,037,000 ordinary shares at a price of S$0.55 per share.

Save as aforesaid, during the financial year, there were no shares of the Company or any corporation in the Group issued by virtue of the exercise of an option to take up unissued shares.

7. Unissued shares under option

a) At the end of the financial year, unissued ordinary shares of S$0.20 each of the Company under the option schemes are as follows:

	Offer date	Expiry date	Exercise price	Number outstanding
1996 Scheme				
No. 3	2 August 1999	1 August 2004	US$0.41	1,100,000
				1,100,000
1999 Scheme				
No. 1	14 April 2000	13 April 2010	S$0.456	1,193,000
No. 1	14 April 2000	13 April 2005	S$0.456	120,000
No. 2	4 April 2001	3 April 2011	S$0.620	3,440,000
No. 2	4 April 2001	3 April 2006	S$0.620	240,000
No. 3	14 August 2002	13 August 2012	S$0.550	1,934,000
No. 3	14 August 2002	13 August 2007	S$0.550	154,000
No. 4	15 September 2003	14 September 2013	S$0.880	4,173,000
No. 4	15 September 2003	14 September 2008	S$0.880	240,000
				11,494,000
Total				12,594,000

b) At the end of the financial year, there were no unissued shares of subsidiaries under option.

8. Audit committee

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, Chapter 50 including a review of the financial statements of the Company and of the Group for the financial year and the auditors' report thereon.

The Audit Committee has recommended to the Board of Directors that Deloitte & Touche be nominated for re-appointment as auditors at the forthcoming Annual General Meeting of the Company.

9. Auditors

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

On behalf of the Board of Directors

Victor Lo Chung Wing
Chairman

Leung Pak Chuen
Executive Vice Chairman

6 June 2004

Auditors' Report

To the members of GP Industries Limited

We have audited the accompanying financial statements of GP Industries Limited for the financial year ended 31 March 2004, set out on pages 32 to 80. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (the "Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2004 and the results and cash flows of the Group and changes in equity of the Group and the Company for the year ended on that date; and

b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche
Certified Public Accountants

William Lim Choon Hock
Partner

Singapore
6 June 2004

Consolidated Profit and Loss Statement

Year ended 31 March 2004

	Note	The Group 2004 S$'000	The Group 2003 S$'000
Revenue	3	374,545	321,719
Cost of sales		(297,937)	(259,115)
Gross profit		76,608	62,604
Other operating income	4	4,359	4,027
Distribution costs		(30,181)	(23,297)
Administrative expenses		(37,061)	(33,013)
Exchange gain		2,010	362
Other operating expenses		(2,018)	(1,745)
Profit from operations	5	13,717	8,938
Finance costs	6	(6,044)	(7,929)
Profit before exceptional items		7,673	1,009
Exceptional items	7	(17,171)	(5,597)
Loss before share of results of associates		(9,498)	(4,588)
Share of results of associates	7, 33	110,342	47,405
Profit before taxation		100,844	42,817
Income tax expense	8	(17,228)	(10,145)
Profit after taxation		83,616	32,672
Minority interests		(977)	(719)
Profit attributable to shareholders of the Company		82,639	31,953
Basic earnings per share:			
Based on profit attributable to shareholders (cents)	9	18.28	7.15
Based on profit attributable to shareholders excluding the effects of exceptional items of the Group and its associates (cents)	9	10.01	8.40
Fully diluted earnings per share:			
Based on profit attributable to shareholders (cents)	9	18.15	7.12
Based on profit attributable to shareholders excluding the effects of exceptional items of the Group and its associates (cents)	9	9.94	8.37

See accompanying notes to the financial statements.

Balance Sheets
As at 31 March 2004

	Note	The Group 2004 S$'000	The Group 2003 S$'000	The Company 2004 S$'000	The Company 2003 S$'000
Non-current Assets					
Investment properties	10	355	373	-	-
Property, plant and equipment	11	52,390	37,459	809	408
Interest in subsidiaries	12	-	-	145,417	156,961
Interest in associates	13	441,212	363,021	295,216	263,786
Other investments	14	894	894	894	894
Marketable securities	15	30,053	38,552	-	-
Non-trade receivable	16	-	2,715	-	-
Trademark	17	-	160	-	-
Goodwill	17	138	6,186	-	-
Negative goodwill	17	(2,256)	(4,381)	-	-
		522,786	444,979	442,336	422,049
Current Assets					
Inventories	18	60,302	63,686	-	-
Receivables and prepayments	19	78,267	70,431	526	1,718
Dividend receivable		3,593	1,256	12,847	5,328
Taxation recoverable		19	27	-	-
Marketable securities	15	32,129	41,214	-	-
Bank balances, deposits and cash		33,586	34,669	1,754	8,355
		207,896	211,283	15,127	15,401
Current Liabilities					
Trade and other payables	20	91,099	83,727	2,649	2,664
Obligations under finance leases	21	209	236	35	33
Income tax payable		2,417	1,349	716	583
Amount due to ultimate holding company	22	2,303	2,051	9	-
Fixed rate notes	23	50,000	-	50,000	-
Bank loans and overdrafts	24	57,075	55,496	33,658	30,446
		203,103	142,859	87,067	33,726
Net Current Assets (Liabilities)		4,793	68,424	(71,940)	(18,325)
Non-current Liabilities					
Bank loans	25	80,811	75,002	74,785	71,382
Fixed and floating rate notes	23	40,500	95,000	40,500	95,000
Obligations under finance leases	21	36	256	36	71
Deferred tax liabilities	26	165	151	66	46
		121,512	170,409	115,387	166,499
		406,067	342,994	255,009	237,225
Represented by:					
Issued capital	27	91,136	89,546	91,136	89,546
Reserves		309,538	249,293	163,873	147,679
Shareholders' funds		400,674	338,839	255,009	237,225
Minority interests		5,393	4,155	-	-
		406,067	342,994	255,009	237,225

See accompanying notes to the financial statements.

Statements of Changes in Equity

Year ended 31 March 2004

	Issued capital S$'000	Share premium S$'000	Capital reserve S$'000	Legal reserve S$'000	Goodwill net of capital reserve on consolidation S$'000	Exchange translation reserve S$'000	Investment revaluation reserve S$'000	Asset revaluation reserve S$'000	Retained profits S$'000	Proposed dividends S$'000	Total reserves S$'000	Total S$'000
The Group												
Balance at 1 April 2002	89,358	133,794	24	606	(36,375)	13,600	25,877	4,742	93,415	4,469	240,152	329,510
Issue of shares, net of expenses (Note 27)	188	260	-	-	-	-	-	-	-	-	260	448
Transfer to reserve	-	-	-	111	-	-	-	-	(111)	-	-	-
Liquidation of a subsidiary	-	-	(7)	-	156	168	-	-	-	-	317	317
Share of reserves of associates	-	-	7	-	-	(8,128)	-	-	-	-	(8,121)	(8,121)
Exchange translation deficit	-	-	-	-	-	(1,511)	-	-	-	-	(1,511)	(1,511)
Revaluation deficit for the year	-	-	-	-	-	-	(1,872)	(34)	-	-	(1,906)	(1,906)
Profit for the year	-	-	-	-	-	-	-	-	31,953	-	31,953	31,953
Dividends paid (Note 27)	-	-	-	-	-	-	-	-	(7,382)	(4,469)	(11,851)	(11,851)
Dividends proposed (Note 27)	-	-	-	-	-	-	-	-	(10,361)	10,361	-	-
Balance at 31 March 2003	89,546	134,054	24	717	(36,219)	4,129	24,005	4,708	107,514	10,361	249,293	338,839
Issue of shares, net of expenses (Note 27)	1,590	3,097	-	-	-	-	-	-	-	-	3,097	4,687
Share of reserves of associates	-	-	127	-	5,157	1,540	-	(4,500)	134	-	2,458	2,458
Transfer to reserve	-	-	-	295	-	-	-	-	(295)	-	-	-
Liquidation of an associate and a subsidiary	-	-	-	-	606	1,577	-	-	(606)	-	1,577	1,577
Exchange translation deficit	-	-	-	-	-	(116)	-	-	-	-	(116)	(116)
Revaluation deficit for the year	-	-	-	-	-	-	(8,499)	-	-	-	(8,499)	(8,499)
Profit for the year	-	-	-	-	-	-	-	-	82,639	-	82,639	82,639
Dividends paid (Note 27)	-	-	-	-	-	-	-	-	(10,550)	(10,361)	(20,911)	(20,911)
Dividends proposed (Note 27)	-	-	-	-	-	-	-	-	(21,432)	21,432	-	-
Balance at 31 March 2004	91,136	137,151	151	1,012	(30,456)	7,130	15,506	208	157,404	21,432	309,538	400,674

Legal reserve represents that part of the profit after taxation of certain subsidiaries in the People's Republic of China ("PRC") transferred in accordance with local requirements. The legal reserve cannot be distributed or reduced except where approval is obtained from the relevant PRC authority to apply the amount either in setting off accumulated losses or increasing capital.

See accompanying notes to the financial statements.

Statements of Changes in Equity (cont'd)

Year ended 31 March 2004

	Issued capital S$'000	Share premium S$'000	Exchange translation reserve S$'000	Retained profits S$'000	Proposed dividends S$'000	Total reserves S$'000	Total S$'000
The Company							
Balance at 1 April 2002	89,358	133,794	1,833	3,143	4,469	143,239	232,597
Issue of shares, net of expenses (Note 27)	188	260	-	-	-	260	448
Exchange translation deficit	-	-	(2,044)	-	-	(2,044)	(2,044)
Profit for the year	-	-	-	18,075	-	18,075	18,075
Dividends paid (Note 27)	-	-	-	(7,382)	(4,469)	(11,851)	(11,851)
Dividends proposed (Note 27)	-	-	-	(10,361)	10,361	-	-
Balance at 31 March 2003	89,546	134,054	(211)	3,475	10,361	147,679	237,225
Issue of shares, net of expenses (Note 27)	1,590	3,097	-	-	-	3,097	4,687
Exchange translation deficit	-	-	(700)	-	-	(700)	(700)
Profit for the year	-	-	-	34,708	-	34,708	34,708
Dividends paid (Note 27)	-	-	-	(10,550)	(10,361)	(20,911)	(20,911)
Dividends proposed (Note 27)	-	-	-	(21,432)	21,432	-	-
Balance at 31 March 2004	91,136	137,151	(911)	6,201	21,432	163,873	255,009

See accompanying notes to the financial statements.

Consolidated Cash Flow Statement

Year ended 31 March 2004

	2004 S$'000	2003 S$'000
Cash flows from operating activities		
Loss before share of results of associates	(9,498)	(4,588)
Adjustments for:		
Amortisation of trademark	53	54
Amortisation of goodwill	488	441
Amortisation of negative goodwill	(208)	(196)
Depreciation of property, plant and equipment	8,092	7,350
Interest expense	6,044	7,929
Interest income	(377)	(497)
Loss on disposal and write-off of property, plant and equipment, net	864	886
Loss on dilution of interests in associates	49	16
Write-down in carrying value of marketable securities	8,658	1,565
Allowance for impairment in value of intangible assets	5,618	-
Exchange translation deficit of an associate liquidated	1,577	-
Allowance for impairment in value of an investment	-	1,318
Loss on liquidation of a subsidiary (Note a)	-	4
Operating profit before working capital changes	21,360	14,282
Inventories	3,384	(4,121)
Receivables and prepayments	(5,121)	(10,467)
Trade and other payables	7,372	18,598
Amount due to ultimate holding company	252	(1,765)
Cash generated from operations	27,247	16,527
Income tax paid	(2,417)	(1,608)
Interest paid	(6,044)	(7,929)
Interest received	377	497
Net cash generated from operating activities	19,163	7,487
Cash flows from investing activities		
Acquisitions and additional investments in associates	(11,280)	(2,756)
Amount due from associates	11,578	(4,285)
Dividends received from associates	15,801	13,372
Purchase of property, plant and equipment	(26,613)	(7,021)
Proceeds from disposal of property, plant and equipment	2,059	3,645
Payment for additional interest in a subsidiary	(145)	-
Net cash (used in) generated from investing activities	(8,600)	2,955

See accompanying notes to financial statements.

Consolidated Cash Flow Statement (cont'd)

Year ended 31 March 2004

	2004 S$'000	2003 S$'000
Cash flows from financing activities		
Drawdown (Repayment) of bank loans, net	7,611	(35,831)
(Redemption) Issue of fixed and floating rate notes	(4,500)	45,000
Dividends paid	(20,911)	(11,851)
Capital contributions from minority shareholders	869	713
Proceeds from issue of new shares, net of expenses	4,687	448
Obligations under finance leases	(228)	(226)
Dividend paid to minority shareholders	(267)	-
Non-trade receivable	-	1,810
Net cash (used in) generated from financing activities	(12,739)	63
Currency realignment	1,316	674
Net (decrease) increase in cash and cash equivalent	(860)	11,179
Cash at beginning of financial year	33,004	21,825
Cash at end of financial year	32,144	33,004
Cash at end of financial year comprises:		
Bank balances, deposits and cash	33,586	34,669
Less: Bank overdrafts (Note 24)	(1,442)	(1,665)
	32,144	33,004

Note (a):

During the financial year ended 31 March 2003, the Group voluntarily liquidated a subsidiary. The carrying values of assets disposed and liabilities discharged were as follows:

	2003 S$'000
Property, plant and equipment	194
Trade and other payables	(385)
Minority interests	(122)
Net liabilities discharged	(313)
Add (less):	
Adjustment to exchange translation reserve	168
Adjustment to capital reserve	(7)
Write-off of goodwill on consolidation	156
Loss on liquidation of a subsidiary	(4)
Cash flow from liquidation of a subsidiary, net of cash disposed	-

See accompanying notes to financial statements.

1. General

The Company is incorporated in the Republic of Singapore and is listed on the Mainboard of the Singapore Exchange Securities Trading Limited. The Company's registered office and principal place of business is at 1 Temasek Avenue, #18-02 Millenia Tower, Singapore 039192.

The principal activities of the Company comprise those of an investment holding company and regional headquarters of the Group.

The principal activities of the Group's subsidiaries and associates are disclosed in Notes 35 and 36 to the financial statements, respectively.

The financial statements of the Group and the Company for the financial year ended 31 March 2004 were authorised for issue by the Board of Directors on 6 June 2004.

2. Summary of significant accounting policies

Basis of Accounting

The financial statements are prepared in accordance with the historical cost convention, modified to include the revaluation of investment properties and marketable securities. They are drawn up in accordance with the provisions of the Singapore Companies Act and Singapore Financial Reporting Standards ("FRS") and Interpretations of Financial Reporting Standards ("INT FRS").

The Company and the Group have adopted all the applicable new/revised FRS and INT FRS which became effective during the financial year. The adoption of the new/revised FRS and INT FRS does not affect the results of the Company and of the Group for the current or prior periods except for the adoption of FRS 22 - *Business combinations* ("FRS 22"). As a result of the adoption of FRS 22, on disposal of subsidiary or associate, the attributable amount of goodwill or negative goodwill previously dealt with in the reserves is not included in the determination of profit or loss on disposal. Comparative figures have not been restated as the effect of adjustments relating to prior periods are not material.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and enterprises controlled by the Company made up to 31 March each year. Control is achieved when the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities. On acquisition, the assets and liabilities of the relevant subsidiaries are stated at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. The results of subsidiaries acquired or disposed during the financial year are included in the consolidated profit and loss statement from the effective date of acquisition or to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by other members of the Group. All material inter-company transactions and balances are eliminated on consolidation.

2. Summary of significant accounting policies (cont'd)

Foreign Currency Transactions

Transactions in foreign currencies during the year are recorded at the rates ruling at the dates of the transactions. Foreign currency monetary assets and liabilities at the balance sheet date are translated at the exchange rates approximating those ruling on that date except for those hedged by foreign exchange contracts, in which case such monetary assets or liabilities are translated at the contracted rate. Exchange gains and losses are dealt with in the profit and loss statement except that exchange differences arising on inter-company monetary items that are in effect extension of net investment in foreign subsidiaries, are taken directly to reserves.

Translation of Financial Statements of Overseas Operations

For the purpose of preparing the consolidated financial statements, the assets and liabilities of overseas operations are translated at the approximate exchange rates ruling on the balance sheet date. The results are translated at the average rates of exchange for the financial year and the opening net investment in the overseas operations are translated at the historical rates. Differences arising on translation of the net assets of the overseas operations at the beginning of the financial year are taken directly to reserves.

Revenue

Revenue from sale of goods is recognised when significant risks and rewards of ownership are transferred to the buyer and the amount of revenue and the costs of the transaction can be measured reliably.

Interest income is accrued on a time proportionate basis, by reference to the principal outstanding and at the interest rate applicable, on an effective yield basis.

Dividend income from investments is recognised when the right to receive payment has been established.

Management fee income is recognised when services are rendered.

Research Expenditure

Research expenditure is charged to the profit and loss statement in the year in which it is incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans (including state-managed retirement benefit schemes) are charged as an expense as they are incurred.

Income Tax

Tax expense is determined on the basis of tax effect accounting, using the liability method and it is applied to all significant temporary differences arising between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, except that a debit to the deferred tax balance is not carried forward unless there is a reasonable expectation of realisation in the foreseeable future.

2. Summary of significant accounting policies (cont'd)

Deferred tax is charged or credited to the profit and loss statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in the reserves. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority.

Financial Assets

The Group's principal financial assets are bank balances, deposits and cash, trade and other receivables, investments and marketable securities. Trade and other receivables are stated at their nominal values as reduced by appropriate allowances, if any, for estimated irrecoverable amounts. The accounting policies for investments and marketable securities are stated below.

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Financial liabilities include trade and other payables, bank loans and overdrafts, finance leases and fixed and floating rate notes. Trade and other payables are stated at their nominal values. Finance costs are accounted for on an accrual basis (effective yield method).

Investment Properties

Investment properties are completed properties held on a long-term basis for their investment potential and for generation of rental income.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date which are obtained at least once in 3 years. Any surplus or deficit arising on the valuation of investment properties is credited or charged to the asset revaluation reserve unless the balance in this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance in the asset revaluation reserve is charged to the profit and loss statement. Where a deficit has previously been charged to the profit and loss statement and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the asset revaluation reserve attributable to that property is included in the determination of gain or loss on disposal.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying amount.

Construction in progress comprise material and all other cost incurred in relation to the construction. On completion, they are identified for transfer to specific categories of property, plant and equipment.

2. Summary of significant accounting policies (cont'd)

Depreciation

Depreciation is charged to write off the cost of property, plant and equipment over their estimated useful lives using the straight-line method as follows:

Category of property, plant and equipment	Depreciation rates per annum
Leasehold improvements	- 10% to $33\frac{1}{3}\%$
Furniture, fixtures and equipment	- $6\frac{2}{3}\%$ to 25%
Machinery and equipment	- 10% to $33\frac{1}{3}\%$
Motor vehicles	- 20% to 25%
Moulds and tools	- 20% to $33\frac{1}{3}\%$

Freehold land and construction in progress are not depreciated.

Leasehold land is depreciated over the period of the leases using the straight-line method.

Freehold buildings are depreciated over their estimated useful lives at 2% per annum using the straight-line method.

Leasehold buildings are depreciated over their estimated useful lives at $3\frac{1}{3}$ % to 5% per annum using the straight-line method.

Fully depreciated assets still in use are retained in the financial statements.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

Interest in Associates

An associate is an enterprise over which the Group exercises significant influence, through participation in the financial and operating policy decisions of the investee. The equity method of accounting is used. The carrying amount of such investments is reduced to recognise any decline in the net recoverable value of individual investments. Where a Group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment in value of the asset transferred.

Other Investments

Other investments held for long-term purposes are stated at cost less impairment losses recognised, if any.

2. Summary of significant accounting policies (cont'd)

Marketable Securities

Marketable securities are stated at the market value or fair value determined on an individual investment basis at each balance sheet date. Changes in carrying value of the current portion of marketable securities are recorded in the profit and loss statement. Increase in carrying value of the non-current portion of marketable securities are credited to a revaluation reserve. Any subsequent write-down in carrying value of the same investment is reversed from such reserve and any further deficit is charged to the profit and loss statement.

Trademark

The cost of acquiring rights to a trademark licence for the marketing and manufacturing of new products is amortised, using the straight-line method, over the shorter of the period of the licence and 20 years.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is recognized as an asset and amortised on a straight-line basis over its estimated useful life.

Prior to 1 April 2001, goodwill arising from acquisition of subsidiaries or associates was dealt with in the reserves and such goodwill has not been retrospectively recognised as an asset and amortised, as allowed under FRS 22.

With effect from 1 April 2003, the Group adopted FRS 22 such that on disposal of a subsidiary or associate, the attributable amount of goodwill previously dealt with in the reserves will not be included in the determination of the profit or loss on disposal and will be transferred to retained profits.

Negative Goodwill

Negative goodwill represents the excess of fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that can be reliably measured, but do not represent identifiable liabilities, the portion of negative goodwill is recognised in the profit and loss statement when the future losses and expenses are incurred. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss statement over the remaining weighted average useful lives of those assets. Negative goodwill in excess of the fair value of those assets is recognised in the profit and loss statement immediately. With effect from 1 April 2003, the Group adopted FRS 22 such that on disposal of a subsidiary or associate, the attributable amount of negative goodwill previously dealt with in the reserves will not be included in the determination of the profit or loss on disposal and will be transferred to retained profits.

2. Summary of significant accounting policies (cont'd)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprise direct materials and where applicable, direct labour costs and overheads that have been incurred in bringing the inventories to their present location and condition calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Leases

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership to the Group. Assets acquired through finance leases are capitalised at their fair values at the date of acquisition. The corresponding principal portions of commitments are shown as obligations of the Group. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the profit and loss statement over the period of the respective leases or contracts using the effective interest rates method.

All other leases are classified as operating leases and the rentals payable are charged to the profit and loss statement on a straight-line basis over the term of the relevant leases.

Impairment of Assets

At each balance sheet date, the Group and the Company review the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is investment properties or marketable securities at a revalued amount, in which case the impairment loss is treated in the same manner as described under the accounting policies for investment properties and marketable securities.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying value had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately unless the relevant asset is investment properties or marketable securities carried at the revalued amount, in which case the reversal of the impairment loss is treated in the same manner as described under the accounting policies for investment properties and marketable securities.

2. Summary of significant accounting policies (cont'd)

Provisions

Provisions are recognised when there is a present obligation as a result of a past event and where it is probable that this will result in an outflow of economic benefits that can be reasonably estimated.

Share Options

Share options are not recorded as expenses. When exercised, the exercise price is allocated between issued capital and share premium accordingly.

Cash

Cash for the consolidated cash flow statements includes bank balances, deposits and cash less bank overdrafts.

3. Revenue

	The Group	
	2004	2003
	S$'000	S$'000
Product sales	374,545	321,719

4. Other operating income

	The Group	
	2004	2003
	S$'000	S$'000
Commission income	107	230
Dividend income from marketable securities, gross	1,040	991
Engineering development fee income	630	392
Gain (Loss) on disposal of property, plant and equipment	99	(347)
Loss on dilution of interests in associates	(49)	(16)
Interest income:		
Associates	156	120
Banks	104	172
Third parties	117	205
Management fee income:		
Associates	1,170	984
Related parties	80	82
Operating lease income	9	398
Others	803	679
Tooling income	93	137
	4,359	4,027

5. Profit from operations

	The Group	
	2004	2003
Number of employees at end of financial year:		
Directors	8	8
Employees	5,107	4,650
	5,115	4,658

	2004 S$'000	2003 S$'000
Depreciation of property, plant and equipment	8,092	7,350
Directors' remuneration:		
Fees	125	125
Other emoluments		
- Company	466	397
- Subsidiaries	2,221	1,808
Staff costs (excluding directors' remuneration)	46,233	41,404
Cost of defined contribution plans included in staff costs and directors' remuneration	2,090	1,678
Non-audit fees paid to auditors:		
Auditors of the Company	32	39
Other auditors	226	99
Allowance for inventories, net of write-back	3,573	3,391
Property, plant and equipment written off	438	462
Foreign exchange gain, net	(2,010)	(362)

6. Finance costs

	The Group	
	2004 S$'000	2003 S$'000
Associates	-	104
Bank loans, overdrafts and bills payable	3,193	5,490
Finance leases	12	23
Fixed and floating rate notes	2,839	2,312
	6,044	7,929

7. Exceptional items

	The Group	
	2004	2003
	S$'000	S$'000
Cost of restructuring of operations	960	2,714
Allowance for impairment in value of an investment	-	1,318
Allowance for impairment in value of intangible assets	5,618	-
Allowance for liquidation of an associate	1,935	-
Write-down in carrying value of marketable securities	8,658	1,565
	17,171	5,597

Cost of restructuring of operations include S$525,000 for loss on disposal and write-off of property, plant and equipment (2003: S$77,000).

Share of results of associates for the financial year ended 31 March 2004 includes the Group's share of the following exceptional gains of the associates:

	The Group
	2004
	S$'000
Share of an associate's gain from disposal of its associate	1,422
Share of CIH Limited's (formerly known as Clipsal Industries (Holdings) Limited) ("CIHL") net gain on the transactions with Schneider Electric SA ("Schneider") to form a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia and simultaneously sell to Schneider CIHL's entire interest in the EWDIS business held by its associated company, Gerard Industries in Australia	51,955
Share of CIHL's net gain on its disposal of interest in its associate in Italy	1,180
	54,557

There was no share of significant exceptional items of associates for the financial year ended 31 March 2003.

8. Income tax expense

	The Group	
	2004	2003
	S$'000	S$'000
Current taxation:		
Provision for Singapore taxation in respect of profit for the financial year	133	195
Foreign tax charged on profits of subsidiaries arising outside Singapore	2,590	1,027
(Over) Under-provision in respect of previous years	(8)	69
Withholding tax on overseas income	860	713
Deferred taxation:		
Charge (Write-back)	20	(6)
Share of taxation of associates	13,633	8,147
	17,228	10,145

The Company receives tax-exempt dividends from GP Batteries International Limited and CIHL which can be distributed to its members as tax-exempt dividends. In addition, the Company can also pay tax-exempt (one-tier) dividends to its members pursuant to the Income Tax Act.

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 20% (2003: 22%) to profit before income tax as a result of the following differences:

	The Group	
	2004	2003
	S$'000	S$'000
Income tax expense at statutory tax rate	20,169	9,420
Effect of different tax rate of overseas operations	295	(1,101)
Effect of changes in tax rates	1,380	(13)
Income not subject to tax	(12,601)	(2,824)
Expenses not deductible for tax purposes	6,941	4,499
Deferred tax assets not recognised	2,646	570
Recognition of previously unrecognised deferred tax assets	(2,966)	(1,333)
Under-provision in prior years, including those of associates	507	55
Withholding tax	860	713
Others	(3)	159
Total income tax expense at effective rates	17,228	10,145

9. Earnings per share

The following data are used in computing basic and fully diluted earnings per share disclosed in the profit and loss statement.

a) Earnings

	The Group	
	2004	2003
	S$'000	S$'000
Profit attributable to shareholders excluding the effects of exceptional items of the Group and its associates	45,253	37,550
Exceptional items of the Group (Note 7)	(17,171)	(5,597)
Share of associates' exceptional gains (Note 7)	54,557	-
Profit attributable to shareholders	82,639	31,953

b) Number of shares

	Group and Company	
	2004	2003
Weighted average number of ordinary shares used in calculating basic earnings per share	451,999,584	447,127,185
Adjustment for potentially dilutive ordinary shares	3,200,551	1,548,423
Weighted average number of ordinary shares used in calculating diluted earnings per share, adjusted for the effects of all dilutive potential ordinary shares	455,200,135	448,675,608

10. Investment properties

	The Group	
	2004	2003
	S$'000	S$'000
Balance at beginning of financial year, at valuation	373	425
Currency realignment	(18)	(18)
Deficit on valuation	-	(34)
Balance at end of financial year, at valuation	355	373

The Group's investment properties are situated in Hong Kong and are held under medium-term leases (leases of 10 to 50 years). The investment properties of the Group were revalued as at 31 March 2004 by RHL Appraisal Ltd., a firm of independent professional valuers based on open market value for existing use. All of the investment properties of the Group are rented out under operating leases.

11. Property, plant and equipment

The Group

	Freehold land and building S$'000	Leasehold land and buildings S$'000	Leasehold improve-ments S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Moulds and tools S$'000	Construction in progress S$'000	Total S$'000
Cost:									
At 1 April 2003	3,770	7,802	10,694	13,259	37,566	2,322	6,479	3,475	85,367
Currency realignment	379	(381)	(429)	23	(1,545)	(96)	378	(170)	(1,841)
Additions	-	-	1,171	2,866	2,894	286	1,480	17,916	26,613
Disposals and write-offs	-	(2,323)	(1,675)	(1,468)	(3,171)	(177)	(1,047)	-	(9,861)
At 31 March 2004	4,149	5,098	9,761	14,680	35,744	2,335	7,290	21,221	100,278
Accumulated depreciation:									
At 1 April 2003	475	2,228	7,569	9,736	22,459	1,319	4,122	-	47,908
Currency realignment	51	(115)	(325)	33	(974)	(65)	221	-	(1,174)
Charge for the year	80	202	1,183	1,556	3,621	316	1,134	-	8,092
Eliminated on disposals and write-offs	-	(510)	(1,668)	(1,278)	(2,298)	(137)	(1,047)	-	(6,938)
At 31 March 2004	606	1,805	6,759	10,047	22,808	1,433	4,430	-	47,888
Depreciation charge for 2003	54	422	1,217	1,372	3,083	256	946	-	7,350
Net book value:									
At 31 March 2004	3,543	3,293	3,002	4,633	12,936	902	2,860	21,221	52,390
At 31 March 2003	3,295	5,574	3,125	3,523	15,107	1,003	2,357	3,475	37,459

11. Property, plant and equipment (cont'd)

The Company

	Leasehold improvements S$'000	Furniture, fixtures and equipment S$'000	Machinery and equipment S$'000	Motor vehicles S$'000	Total S$'000
Cost:					
At 1 April 2003	944	1,706	391	390	3,431
Additions	159	315	-	143	617
Disposals and write-offs	(843)	(257)	(16)	(154)	(1,270)
At 31 March 2004	260	1,764	375	379	2,778
Accumulated depreciation:					
At 1 April 2003	938	1,490	387	208	3,023
Charge for the year	15	116	1	48	180
Eliminated on disposals and write-offs	(839)	(247)	(16)	(132)	(1,234)
At 31 March 2004	114	1,359	372	124	1,969
Depreciation charge for 2003	7	150	35	38	230
Net book value:					
At 31 March 2004	146	405	3	255	809
At 31 March 2003	6	216	4	182	408

	The Group		The Company	
	2004 S$'000	2003 S$'000	2004 S$'000	2003 S$'000
Net book value of fixed assets held under finance leases	623	763	121	160

11. Property, plant and equipment (cont'd)

Particulars of the properties included in land and buildings and construction in progress are as follows:

Location	Description	Tenure
Hong Kong		
Flat A, 28/F, Block 2, Greenknoll Court, 382 Castle Peak Road, Kwai Chung, New Territories, Hong Kong	A 53-square metre residential flat	50 years from 1997
Unit 1, 14/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong	A 363-square metre warehouse	50 years from 1997
Unit 2, 12/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong	A 344-square metre warehouse	50 years from 1997
Unit 2, 13/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong	A 344-square metre warehouse	50 years from 1997
Unit 2, 16/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong	A 344-square metre warehouse	50 years from 1997
Unit 2, 18/F, Wah Sing Industrial Building, 12-14 Wah Sing Street, Kwai Chung, New Territories, Hong Kong	A 344-square metre warehouse	50 years from 1997

11. Property, plant and equipment (cont'd)

Location	Description	Tenure
China		
No. 9, Le Jin West Road, Zhongkai Hi-Tech Industrial Development Zone, Huizhou City, Guangdong, China	Factory building for manufacturing plant, warehouse and office with built-in area of 47,474 square metres built on a 147,266-square metre industrial land. Subsequent to 31 March 2004, the building was put into operations.	50 years from 2001
Block A and B, 28 Daling Road, Shang Pai, Huizhou City, Guangdong, China	A 3,234-square metre residential building built on land of 3,073 square metres	20 years from 1987
Flat 1207 and 1208, Tien Di Building, 3046 Bao An South Road, Shenzhen, China	Two residential flats of approximately 190 square metres	50 years from 1991
United Kingdom		
Ecclestone Road, Tovil, Maidstone, Kent ME15 6QP, United Kingdom	Factory building for manufacturing plant, warehouse and office with built-in area of 3,090 square metres	Freehold

12. Interest in subsidiaries

	The Company	
	2004	2003
	S$'000	S$'000
Unquoted equity shares, at cost	98,312	89,556
Loans to subsidiaries	23,873	45,115
Due from subsidiaries - non-trade	23,232	22,290
	145,417	156,961

Particulars of the subsidiaries are set out in Note 35 to the financial statements. The loans and amounts due from subsidiaries are not expected to be repaid within the next twelve months.

13. Interest in associates

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Quoted equity shares, at cost	263,927	255,454	256,134	245,744
Unquoted equity shares, at cost	36,446	35,556	39,082	18,042
	300,373	291,010	295,216	263,786
Share of post-acquisition reserves of associates	142,026	61,620	-	-
Due from associates - trade	884	1,813	-	-
Due (to) from associates - non-trade	(2,071)	8,578	-	-
	441,212	363,021	295,216	263,786
Market value of quoted equity shares at 31 March	356,520	223,836	356,520	223,836

Particulars of the principal associates are set out in Note 36 to the financial statements.

14. Other investments

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Unquoted equity shares, at cost	2,206	2,263	894	894
Currency realignment	-	(57)	-	-
Allowance for impairment	(1,312)	(1,312)	-	-
	894	894	894	894

15. Marketable securities

This comprises equity investment in Meiloon Industrial Co., Ltd. ("Meiloon"), a company listed on the Taiwan Stock Exchange Corporation in Taiwan. The fair value of the investment in Meiloon as at 31 March 2004 and 2003 was derived from the professional valuation made by Primasia Securities Company Limited, a firm of independent securities traders in Taiwan, after adjusting for a discount factor as considered appropriate by the directors of the Company with reference to the specific business environment of Meiloon.

	The Group	
	2004	2003
	S$'000	S$'000
Securities included in non-current assets	30,053	38,552
Securities included in current assets	32,129	41,214
Total value of securities held	62,182	79,766
Total value based on last traded market price at 31 March	66,050	62,217

16. Non-trade receivable

This represents a loan to a business associate. It is secured by unquoted shares of a company incorporated in Hong Kong, which is engaged in the manufacture in China of products for the automotive industry. The Company holds an option to acquire the entire share capital of this Hong Kong company at a price to be agreed. The loan bears interest at the lower of the Company's cost of funds and a bank's prime lending rate. It can be used to acquire shares in the company. Should the option to acquire shares in the company not be exercised, the loan is fully repayable in cash on its due date.

During the financial year ended 31 March 2003, an agreement was reached to extend (i) the expiry date of the option to acquire shares in the company from 31 December 2002 to 31 December 2003 and (ii) the repayment date of the remaining loan outstanding from 28 February 2003 to 28 February 2004. During the financial year ended 31 March 2004, there was no repayment and the option was not exercised. Subsequent to 31 March 2004, an amount of about S$861,000 was repaid and an agreement was reached to further extend (i) the expiry date of the option to acquire shares in the company to 31 December 2004; and (ii) the repayment date of the remaining loan outstanding to 28 February 2005. The directors have yet to decide whether to exercise the option to acquire the company. As at 31 March 2004, the loan of S$2,583,000 was presented as a current asset (2003: S$2,715,000 as a non-current asset).

17. Intangibles

	The Group		
	Trademark S$'000	Goodwill S$'000	Negative goodwill S$'000
Cost			
Balance at 1 April 2003	534	6,674	4,644
Acquisition of additional interest in a subsidiary	-	56	-
Acquisition of additional interest in an associate	-	-	(1,917)
Currency realignment	(26)	(320)	-
Balance at 31 March 2004	508	6,410	2,727
Accumulated amortisation			
Balance at 1 April 2003	374	488	263
Amortisation for the financial year	53	488	208
Currency realignment	(24)	(217)	-
Balance at 31 March 2004	403	759	471
Accumulated impairment loss			
Balance at 1 April 2003	-	-	-
Impairment loss for the financial year	105	5,513	-
Balance at 31 March 2004	105	5,513	-
Amortisation for 2003	54	441	196
Net book value			
At 31 March 2004	-	138	2,256
At 31 March 2003	160	6,186	4,381

Amortisation of trademark has been included under administration expenses. Amortisation of goodwill and negative goodwill have been included under other operating expenses.

18. Inventories

	The Group	
	2004 S$'000	2003 S$'000
Raw materials, net of allowance	27,811	29,864
Work-in-progress, net allowance	4,272	3,594
Finished goods, net of allowance	28,219	30,228
	60,302	63,686

19. Receivables and prepayments

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Trade receivables:				
Third parties	58,685	56,733	-	-
Related parties (Note 32)	12,902	8,694	-	-
Less: Allowance for doubtful trade receivables	(7,546)	(6,387)	-	-
	64,041	59,040	-	-
Other receivables	5,414	4,104	57	62
Deposits and prepayments	3,592	3,756	469	1,656
Due from associates - trade	5,220	3,531	-	-
	78,267	70,431	526	1,718

Other receivables include non-trade receivable of S$2,583,000 (Note 16) (2003: Nil).

20. Trade and other payables

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Trade payables:				
Third parties	59,539	52,772	-	-
Associates	3,017	2,698	-	-
Related parties (Note 32)	204	2,398	-	-
Other payables:				
Third parties	5,834	7,401	30	144
Associates	4,383	4,261	127	-
Accrued charges	17,198	13,297	2,492	2,520
Provision for cost of restructuring of operations	924	900	-	-
	91,099	83,727	2,649	2,664

Provision for cost of restructuring mainly comprises losses and costs expected to be incurred in closing or relocating manufacturing facilities and its movement during the financial year ended 31 March 2004 is as follows:

	S$'000
Balance at 1 April 2003	900
Amount provided	493
Amount utilised	(425)
Currency realignment	(44)
Balance at 31 March 2004	924

21. Obligations under finance leases

	Minimum lease payments 2004 S$'000	Minimum lease payments 2003 S$'000	Present value of minimum lease payments 2004 S$'000	Present value of minimum lease payments 2003 S$'000
The Group				
Amounts payable under finance leases:				
Within one year	212	240	209	236
Within two to five years	37	260	36	256
	249	500	245	492
Less: Future finance lease charges	(4)	(8)		
Present value of finance lease obligations	245	492		
Less: Amount due within twelve months as shown under current liabilities	(209)	(236)		
Amount due for settlement after twelve months	36	256		
The Company				
Amounts payable under finance leases:				
Within one year	37	37	35	33
Within two to five years	38	75	36	71
	75	112	71	104
Less: Future finance lease charges	(4)	(8)		
Present value of finance lease obligations	71	104		
Less: Amount due within twelve months as shown under current liabilities	(35)	(33)		
Amount due for settlement after twelve months	36	71		

Certain finance lease of the Group bears interest on floating interest rate basis.

Interest rates on finance leases ranged from 1.76% to 4.92% (2003: 3.04% to 4.92%) per annum.

22. Amount due to ultimate holding company

The Company's ultimate holding company is Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong and listed on the Stock Exchange of Hong Kong Limited. The amounts due to the ultimate holding company are non-trade in nature, unsecured, have no fixed terms of repayment and non-interest bearing.

23. Fixed and floating rate notes

In April 2001, the Company established a S$200 million Medium Term Note Programme (the "MTN Programme").

On 16 April 2001, the Company issued S$50 million of 3.95% Fixed Rate Notes due 16 April 2004 (the "2004 Notes") under the MTN Programme. The 2004 Notes were listed on the Singapore Exchange Securities Trading Limited on 17 April 2001. The 2004 Notes were presented as current liabilities as at 31 March 2004 (2003: non-current liabilities). Subsequent to 31 March 2004, the Company entered into an agreement with a syndicate of banks to issue a 3-year syndicated transferable term loan, comprising a S$70 million tranche and a US$18 million tranche, to refinance the repayment of the 2004 Notes and provide working capital.

On 18 November 2002, the Company issued S$50 million unlisted Floating Rate Notes due 18 November 2005 (the "2005 Notes") to a syndicate of banks under the MTN Programme. During the financial year ended 31 March 2004, the Company had purchased and cancelled S$4.5 million (2003: S$5 million) 2005 Notes. Interest rates on the 2005 Notes ranged from 1.75% to 2.00% (2003: 1.91%) per annum.

In December 2002, the Company entered into an interest rate swap agreement with a bank to swap the floating rate of S$20 million of the 2005 Notes to a fixed rate of 2.38% for the period from 19 May 2003 to 18 May 2004.

24. Bank loans and overdrafts

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Current portion of bank loans (Note 25)	11,480	25,958	5,455	21,490
Short-term loans	41,537	24,702	28,203	8,956
Bank overdrafts	1,442	1,665	-	-
Import loans	2,616	3,171	-	-
	57,075	55,496	33,658	30,446

The bank loans and overdrafts of the Group and Company are unsecured. Interest rates on bank loans and overdrafts ranged from 0.97% to 5.75% (2003: 1.18% to 6.14%) per annum.

25. Bank loans

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Bank loans, unsecured	92,291	100,960	80,240	92,872
Less: Amounts due within one year (Note 24)	(11,480)	(25,958)	(5,455)	(21,490)
	80,811	75,002	74,785	71,382

The bank loans are repayable within the following periods:

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
More than one year, but not exceeding two years	34,368	9,355	31,785	5,735
More than two years, but not exceeding five years	46,443	65,647	43,000	65,647
More than five years	-	-	-	-
	80,811	75,002	74,785	71,382

Interest rates on bank loans ranged from 1.39% to 3.38% (2003: 1.82% to 4.50%) per annum.

26. Deferred tax liabilities

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Deferred tax liabilities	173	159	66	46
Deferred tax assets	(8)	(8)	-	-
Net deferred tax liabilities	165	151	66	46

26. Deferred tax liabilities (cont'd)

Movements of the net deferred tax liabilities recognised by the Group and the Company are as follows:

	Accelerated tax depreciation S$'000	Tax losses S$'000	Other temporary differences S$'000	Total S$'000
The Group				
Balance at 1 April 2003	167	(3)	(13)	151
Currency realignment	(6)	-	-	(6)
Charge to income for the year	17	-	3	20
Balance at 31 March 2004	178	(3)	(10)	165

	Accelerated tax depreciation S$'000	Other temporary differences S$'000	Total S$'000
The Company			
Balance at 1 April 2003	49	(3)	46
Charge to income for the year	17	3	20
Balance at 31 March 2004	66	-	66

27. Issued capital, options and dividends

a) Issued capital

	Group and Company	
	2004 S$'000	2003 S$'000
Authorised:		
1,000,000,000 ordinary shares of S$0.20 each	200,000	200,000
Issued and fully paid:		
455,682,443 (2003: 447,728,443) ordinary shares of S$0.20 each	91,136	89,546

During the financial year, the Company issued 7,954,000 ordinary shares of S$0.20 each for cash upon the exercise of options granted under the Company's Executives' Share Option Scheme (the "1996 Scheme") and Share Option Scheme 1999 (the "1999 Scheme").

27. Issued capital, options and dividends (cont'd)

b) Options

Eligible directors and employees of the Group and the Company are offered options to subscribe for the ordinary shares in the Company under the 1996 Scheme and 1999 Scheme. The 1996 Scheme has been replaced by the 1999 Scheme which was adopted at an extraordinary general meeting held on 19 November 1999. However, options previously granted under the 1996 Scheme continue to be exercisable in accordance with the regulations of the 1996 Scheme.

Movements in the number of share options held by the directors and employees of the Group are as follows:

	The Group	
	2004	2003
	'000	'000
Balance at beginning of financial year	16,465	13,633
Offered	4,569	4,387
Exercised	(7,954)	(940)
Cancelled or expired	(486)	(615)
Balance at end of financial year	12,594	16,465

Details of the unissued ordinary shares of S$0.20 each of the Company under the option at the end of the financial year are as follows:

	Offer date	Expiry date	Exercise price	Number outstanding	
				2004	2003
				'000	'000
1996 Scheme					
No. 2	23 July 1998	22 July 2003	US$0.30	-	815
No. 3	2 August 1999	1 August 2004	US$0.41	1,100	2,630
				1,100	3,445
1999 Scheme					
No. 1	14 April 2000	13 April 2010	S$0.456	1,193	2,272
No. 1	14 April 2000	13 April 2005	S$0.456	120	170
No. 2	4 April 2001	3 April 2011	S$0.620	3,440	5,978
No. 2	4 April 2001	3 April 2006	S$0.620	240	340
No. 3	14 August 2002	13 August 2012	S$0.550	1,934	4,042
No. 3	14 August 2002	13 August 2007	S$0.550	154	218
No. 4	15 September 2003	14 September 2013	S$0.880	4,173	-
No. 4	15 September 2003	14 September 2008	S$0.880	240	-
				11,494	13,020
Total				12,594	16,465

27. Issued capital, options and dividends (cont'd)

Details of share options exercised during the financial year to subscribe for ordinary shares of S$0.20 each of the Company are as follows:

	Exercise price	Number exercised		Cash consideration received	
		2004	2003	2004	2003
		'000	'000	S$'000	S$'000
1996 Scheme					
No. 2	US$0.30	735	255	389	136
No. 3	US$0.41	1,505	-	1,081	-
1999 Scheme					
No. 1	S$0.456	1,109	685	505	312
No. 2	S$0.620	2,568	-	1,592	-
No. 3	S$0.550	2,037	-	1,120	-
Total		7,954	940	4,687	448

c) Dividends

	Group and Company	
	2004	2003
	S$'000	S$'000
i) Dividends paid during the financial year are as follows:		
Proposed final tax-exempt (one-tier) dividend of 2.00 cents per ordinary share of S$0.20 each for the financial year ended 31 March 2003	8,963	-
Proposed final dividend of 0.40 cent less tax at 22% per ordinary share of S$0.20 each for the financial year ended 31 March 2003	1,398	-
Final dividend for the financial year ended 31 March 2003 paid in excess of amounts proposed due to issue of new ordinary shares between date of announcement of the dividend and book closure date	106	-
Proposed final tax-exempt dividend of 1.00 cent per ordinary share of S$0.20 each for the financial year ended 31 March 2002	-	4,469
Final dividend for the financial year ended 31 March 2002 paid in excess of amount proposed due to issue of new ordinary shares between date of announcement of the dividend and book closure date	-	3
Interim tax-exempt dividend of 2.30 cents per ordinary share of S$0.20 each for the financial year ended 31 March 2004	10,444	-
Interim tax-exempt dividend of 1.65 cents per ordinary share of S$0.20 each for the financial year ended 31 March 2003	-	7,379
	20,911	11,851

27. Issued capital, options and dividends (cont'd)

	Group and Company 2004 S$'000	Group and Company 2003 S$'000
ii) Proposed dividends at 31 March are as follows:		
Final tax-exempt dividend of 3.20 cents (2003: 2.00 cents tax-exempt (one-tier)) per ordinary share of S$0.20 each	14,592	8,963
Final non tax-exempt dividend of nil cent (2003: 0.40 cent less tax at 22%) per ordinary share of S$0.20 each	-	1,398
Special tax-exempt dividend of 1.50 cents (2003: nil) per ordinary share of S$0.20 each	6,840	-
	21,432	10,361

The amounts of proposed final dividends as at 31 March 2004 are based on 456,002,443 issued shares as at 27 May 2004.

28. Lease commitments

Minimum lease payments paid under operating leases are as follows:

	The Group 2004 S$'000	The Group 2003 S$'000	The Company 2004 S$'000	The Company 2003 S$'000
Operating lease expenses to:				
Related parties	648	874	-	-
Third parties	4,271	3,785	239	-

At the balance sheet date, the commitments in respect of operating leases with a term of more than one year were as follows:

	The Group 2004 S$'000	The Group 2003 S$'000	The Company 2004 S$'000	The Company 2003 S$'000
Within one year	3,361	3,142	252	-
Within two to five years	5,374	5,672	90	-
After five years	6,881	8,229	-	-

29. Capital commitments

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Capital expenditure:				
Investment in an associate	839	882	839	882
Contracted for but not provided for	3,504	12,296	-	-
Authorised but not yet contracted for	-	6,256	-	-

30. Contingent liabilities (unsecured)

	The Group		The Company	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Guarantees given to certain banks in respect of banking facilities utilised by:				
Subsidiaries	-	-	28,380	26,899
Associates	712	2,009	712	2,009

The maximum amount the Group and the Company could become liable are as shown above.

31. Segment information

The principal activities of the Group are the development, manufacturing and marketing of electronic equipment, parts and components, automotive wire harness, cables, cable assembly products, acoustics products, batteries and electrical installation products. Accordingly, the income and profits of the Group are derived substantially from these industry segments.

a) Primary segment information for the Group based on business segments

	Electronics and components S$'000	Wire harness and cables S$'000	Acoustics S$'000	Batteries S$'000	Electrical S$'000	Other investments S$'000	Elimination S$'000	Consolidated S$'000
2004								
Revenue								
External revenue	109,674	149,865	115,006	-	-	-	-	374,545
Inter-segment revenue	40,138	-	10	-	-	-	(40,148)	-
Total revenue	149,812	149,865	115,016	-	-	-	(40,148)	374,545

31. Segment information (cont'd)

	Electronics and components S$'000	Wire harness and cables S$'000	Acoustics S$'000	Batteries S$'000	Electrical S$'000	Other investments S$'000	Elimination S$'000	Consolidated S$'000
Results								
Segment results before interest, taxation and exceptional items	19,467	14,199	693	28,055	6,711	-	-	69,125
Exceptional items	(4,619)	-	(2,472)	-	53,135	(8,658)	-	37,386
Segment results before interest and taxation but after exceptional items	14,848	14,199	(1,779)	28,055	59,846	(8,658)	-	106,511
Finance costs								(6,044)
Interest income								377
Profit before taxation								100,844
Income tax expense								(17,228)
Profit after taxation								83,616
Minority interests								(977)
Profit attributable to shareholders								82,639
Other information								
Additions of property, plant and machinery	20,860	2,143	3,610	-	-	-	-	26,613
Non-cash expenses:								
Depreciation and amortisation	3,372	2,982	2,271	(208)	8	-	-	8,425
Assets and liabilities								
Segment assets	172,620	55,746	88,035	(2,256)	138	63,076	(87,889)	289,470
Interest in associates	44,698	44,656	2,118	163,608	186,132	-	-	441,212
Total assets								730,682
Segment liabilities	49,835	39,430	92,026	-	-	-	(87,889)	93,402
Bank borrowings and finance lease obligations								138,131
Fixed and floating rate notes								90,500
Other unallocated liabilities								2,582
Total liabilities								324,615

31. Segment information (cont'd)

	Electronics and components S$'000	Wire harness and cables S$'000	Acoustics S$'000	Batteries S$'000	Electrical S$'000	Other investments S$'000	Elimination S$'000	Consolidated S$'000
2003								
Revenue								
External revenue	98,180	128,434	95,105	-	-	-	-	321,719
Inter-segment revenue	30,022	-	308	-	-	-	(30,330)	-
Total revenue	128,202	128,434	95,413	-	-	-	(30,330)	321,719
Results								
Segment results before interest, taxation and exceptional items	17,412	12,909	55	18,965	6,505	-	-	55,846
Exceptional items	(1,479)	-	(1,235)	-	-	(2,883)	-	(5,597)
Segment results before interest and taxation but after exceptional items	15,933	12,909	(1,180)	18,965	6,505	(2,883)	-	50,249
Finance costs								(7,929)
Interest income								497
Profit before taxation								42,817
Income tax expense								(10,145)
Profit after taxation								32,672
Minority interests								(719)
Profit attributable to shareholders								31,953
Other information								
Additions of property, plant and machinery	2,357	2,082	2,582	-	-	-	-	7,021
Non-cash expenses:								
Depreciation and amortisation	2,878	3,136	1,823	(196)	8	-	-	7,649
Assets and liabilities								
Segment assets	162,020	56,127	91,484	(4,381)	146	80,660	(92,815)	293,241
Interest in associates	46,453	43,960	5,089	145,694	121,825	-	-	363,021
Total assets								656,262
Segment liabilities	56,471	33,963	88,159	-	-	-	(92,815)	85,778
Bank borrowings and finance lease obligations								130,990
Fixed and floating rate notes								95,000
Other unallocated liabilities								1,500
Total liabilities								313,268

31. Segment information (cont'd)

b) Secondary segment information for the Group based on geographical segments

Secondary segment information for the Group based on geographical segments is determined on the following bases:

Revenue is analysed by the location of the customers or the shipment destination, where appropriate. Segment assets and capital additions are analysed by the geographical location in which the assets are located. The locations of investments in associates are deemed to be the countries of incorporation of those associates whose equity are held directly by the Company or its subsidiaries.

	Revenue		Segment assets		Additions of property, plant and machinery	
	2004	2003	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Asia	186,153	158,702	654,186	592,284	23,034	5,736
Europe	91,514	82,346	46,159	44,773	3,579	1,285
America	81,753	62,672	26,957	17,216	-	-
Others	15,125	17,999	3,380	1,989	-	-
	374,545	321,719	730,682	656,262	26,613	7,021

32. Related party transactions

Related parties are entities with common direct or indirect shareholders and/or directors. In addition to the related party information disclosed elsewhere in the financial statements, the Group has significant transactions with related parties on normal commercial terms agreed between the parties as follows:

	The Group	
	2004	2003
	S$'000	S$'000
Sales	33,224	17,695
Commission and licence fee	(980)	(778)
Purchases	(1,878)	(3,304)
Rental income	-	328
Rental expenses	(648)	(874)
Transfer of fixed assets to related parties	50	2,407

33. Prior year adjustments by an associate

During its financial year ended 31 December 2003, the associate, CIHL, has adopted the alternative treatment allowed under FRS 8 - *Net profit or loss for the period, fundamental errors and changes in accounting policies* to account for the effects of two adjustments relating to prior years in the current year profit and loss statements instead of adjusting the effect against prior period retaining earnings under the benchmark treatment. The two adjustments relate to:

a) A change by a subsidiary of CIHL, which has an unfunded non-contributory defined retirement benefit scheme that was previously recognised in the profit and loss statements when paid. Retirement benefit is now provided for based on the length of service and the last drawn salary of the employees and is payable to employees upon retirement; and

b) A change in functional currency by a subsidiary of CIHL.

In 2002, CIHL also adopted the allowed alternative treatment in conforming to the requirement of the former Singapore Statement of Accounting Standards 12 *Income Taxes*.

The Group has similarly adopted these alternative treatments in accounting for its share of CIHL's results. Had the Group accounted for these prior year adjustments under the benchmark treatment, the Group's profit attributable to its shareholders for its financial year ended 31 March 2004 would have been increased by S$1,301,000 (2003: decreased by S$2,513,000).

34. Financial instruments - risk management

a) Credit risk

The Group manages credit risk by ongoing credit evaluation of the counterparties' financial position, limiting the aggregate financial exposure to any individual counterparty and requiring counterparties to provide letters of credit, if considered necessary.

The Group places its cash and fixed deposits with reputable financial institutions.

The Group has no major concentration of credit risk.

b) Interest rate risk

The Group's interest rate risk exposure mainly arises from its interest-bearing debts and interest-bearing assets.

34. Financial instruments - risk management (cont'd)

c) Foreign currency risk

The Group's assets and liabilities are mainly denominated in United States dollar, Sterling pound, New Taiwan dollar, Hong Kong dollar and Singapore dollar. Exposures to foreign currency risks are managed as far as possible by matching assets and liabilities in the same currency denomination and supplemented with appropriate financial instruments where necessary.

The Group's foreign currency translation risk arises mainly from the Company's foreign incorporated subsidiaries and associates, whose net assets are denominated in currencies other than Singapore dollars, the Company's reporting currency.

d) Liquidity risk

The Group finances its operations by a combination of borrowings and equity. Adequate lines of credit are maintained to ensure the necessary liquidity is available when required.

e) Fair values of financial assets and financial liabilities

The fair values of financial assets and financial liabilities which approximate the carrying amounts recorded in the financial statements are determined in accordance with the accounting policies disclosed in Note 2 to the financial statements except for the fixed rate notes. As at 31 March 2004, the market value of fixed rate notes was S$50,050,000 (2003: S$50,925,000), compared to the net carrying amount of S$50,000,000 (2003: S$50,000,000).

35. Subsidiaries

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held 2004 %	2003 %	Cost of investment 2004 S$'000	2003 S$'000
Celestion International Limited [1] [b]	England and Wales	Design and trading of loudspeakers	100	100	-	-
Ditton Industries (UK) Limited [1] [b]	England and Wales	Dormant	100	100	-	-
Dongguan Xuguang Electronics Co., Ltd [1] [2] [5] [d]	The People's Republic of China	Dormant	100	100	-	-
Famingo Pte Ltd [a]	Singapore	Investment holding	100	100	[4]	[4]

35. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held 2004 %	Percentage of equity held 2003 %	Cost of investment 2004 S$'000	Cost of investment 2003 S$'000
Fancy Luck Investment Limited [1] [b]	Hong Kong	Investment holding	100	100	-	-
Giant Fair Investment Limited [1] [b]	Hong Kong	Investment holding	100	100	-	-
GP Acoustics GmbH [1]	Germany	Distribution of audio products	100	100	-	-
GP Acoustics Limited [3]	British Virgin Islands	Investment holding	100	100	51,554	51,554
GP Acoustics (HK) Limited [1] [b]	Hong Kong	Marketing and trading of audio and electronics products	100	100	-	-
GP Acoustics (Singapore) Pte Limited [a]	Singapore	Marketing and trading of audio and electronics products	100	100	500	500
GP Acoustics (UK) Limited [1] [b]	England and Wales	Investment holding and trading of loudspeakers	100	100	-	-
GP Audio International (Pte) Limited [1] [a]	Singapore	Dormant	100	100	-	-
GP Auto Cable (Huizhou) Limited [1] [2] [c]	The People's Republic of China	Manufacturing of automotive wire harness	90	90	-	-
GP Auto Parts Limited [b] [c]	Hong Kong	Investment holding, marketing and trading of automotive wire harness	100	100	5,121	5,121

35. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held 2004 %	2003 %	Cost of investment 2004 S$'000	2003 S$'000
GP Electronics (China) Limited [b]	Hong Kong	Investment holding	100	100	4,536	4,536
GP Electronics (HK) Limited [b]	Hong Kong	Marketing and trading of audio products	100	100	9,995	9,995
GP Electronics (Huizhou) Ltd. [2] [e]	The People's Republic of China	Manufacturing of audio products, loudspeakers and speaker component	70	70	[4]	[4]
GP Electronics (Huizhou) Co., Ltd. [2] [e]	The People's Republic of China	Will commence manufacturing of electronics and acoustics products upon completion of construction of factory	89.29	85	14,233	5,477
GP Precision Parts (Huizhou) Co., Ltd. [1] [2]	The People's Republic of China	Manufacturing of metal and plastic parts	70	70	-	-
GPE International Limited [b]	Hong Kong	Investment holding	100	100	919	919
GP Electronics (SZ) Limited (formerly known as GPE (Shenzhen) Limited) [f]	The People's Republic of China	Development of electronics products	100	100	664	664
Goldmax International Limited [1] [b]	Hong Kong	Investment holding and trading of loudspeakers	100	100	-	-
Goldmax International (China) Limited [1] [2]	The People's Republic of China	Manufacturing and trading of loudspeakers	85	85	-	-

35. Subsidiaries (cont'd)

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held 2004 %	2003 %	Cost of investment 2004 S$'000	2003 S$'000
Huizhou GP Wiring Technology Ltd. [2] [g]	The People's Republic of China	Manufacturing of automotive wire harness	80	80	2,057	2,057
KEF Audio (UK) Limited [1] [b]	England and Wales	Design and trading of loudspeakers	100	100	-	-
Key Sure Industrial Limited [1] [6]	Hong Kong	De-registered	-	100	-	-
Key Win Industrial Limited [b]	Hong Kong	Investment holding	100	100	22	22
KH Manufacturing (UK) Limited [1] [b]	England and Wales	Manufacturing of loudspeakers	100	100	-	-
Nike Enterprises Limited [b]	Hong Kong	Investment holding and development of audio products	100	100	8,711	8,711
Povan International Limited [1] [3]	British Virgin Islands	Investment holding	100	100	-	-
Pro Audio Times Theatre Limited [1] [b]	Hong Kong	Marketing and trading of audio and electronics products	100	70	-	-
Smart Tech International Limited	Hong Kong	Dormant	100	100	[4]	[4]
Whitehill Industries Limited [1] [b]	Hong Kong	Trading of metal and plastic parts	100	100	-	-
					98,312	89,556

35. Subsidiaries (cont'd)

Notes:

(1) Equity interest is held by subsidiaries of the Company.

(2) These subsidiaries, in compliance with their local statutory requirement, adopt 31 December as their financial year end. Such financial year end is not co-terminous with that of the Company. Adjustments are made for the effect of any significant transactions that occur between 1 January and 31 March. The financial statements of significant subsidiaries as at 31 March are reviewed by a member firm of Deloitte Touche Tohmatsu of which Deloitte & Touche, Singapore is a member, for the purposes of the consolidated financial statements of the Group.

(3) The financial statements of these subsidiaries are not audited as there are no statutory audit requirements in their countries of incorporation. The financial statements have been reviewed by a member firm of Deloitte Touche Tohmatsu for the purposes of the consolidated financial statements of the Group.

(4) The cost of investment is less than S$1,000.

(5) This subsidiary has commenced voluntary liquidation during the financial year.

(6) The subsidiary was de-registered during the financial year.

Information on auditors of Singapore incorporated subsidiaries and significant foreign incorporated subsidiaries:

(a) The financial statements of all Singapore incorporated subsidiaries are audited by Deloitte & Touche, Singapore.

(b) The financial statements of these subsidiaries are audited by member firms of Deloitte Touche Tohmatsu.

(c) GP Auto Cable (Huizhou) Limited is a subsidiary of GP Auto Parts Limited. The consolidated financial statements of GP Auto Parts Limited are audited by a member firm of Deloitte Touche Tohmatsu.

(d) The financial statements of Dongguan Xuguang Electronics Co., Ltd are audited by DangGuan City Zhengliang Certified Public Accountant.

(e) The financial statements of GP Electronics (Huizhou) Ltd. and GP Electronics (Huizhou) Co., Ltd. are audited by Guangzhou Yangcheng Certified Public Accountants Co. Ltd.

(f) The financial statements of GP Electronics (SZ) Limited are audited by Shenzhen Zhengfenglifu Certified Public Accountants.

(g) The financial statements of Huizhou GP Wiring Technology Ltd. are audited by Huizhou East Certified Public Accountants.

36. Associates

Principal associates of the Group are as follows:

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held 2004 %	Percentage of equity held 2003 %	The Group Cost of investment 2004 S$'000	The Group Cost of investment 2003 S$'000	The Company Cost of investment 2004 S$'000	The Company Cost of investment 2003 S$'000
Electronics Business								
Chang Chun FAW Xugang Electronics Co., Ltd. (7)	The People's Republic of China	Manufacturing of car audio equipment	27.01	27.01	-	-	-	-
Chongqing Changhua Automobile Harness Company Limited (2)	The People's Republic of China	Manufacturing of automotive wire harness	25.00	25.00	-	-	-	-
Chongqing Xugang Electronics Co. Limited (7)	The People's Republic of China	Manufacturing of car audio equipment	29.09	29.09	-	-	-	-
Dai-ichi Audio Parts Industry Inc. (2)	Philippines	Dormant	20.00	20.00	18	18	-	-
Dai-ichi Electronics (Shanghai) Co Ltd. (8)	The People's Republic of China	Yet to commence operations	20.00	20.00	877	-	877	-
Dalian LTK Electric Wire Ltd. (2) (4)	The People's Republic of China	Manufacturing of cables and wires	44.55	44.55	-	-	-	-
Dongguan Jifu Metallic Products Ltd. (2) (3)	The People's Republic of China	Manufacturing of metallic products	30.00	30.00	-	-	-	-

36. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held		The Group Cost of investment		The Company Cost of investment	
			2004 %	2003 %	2004 S$'000	2003 S$'000	2004 S$'000	2003 S$'000
Furukawa GP Auto Parts (HK) Limited [a]	Hong Kong	Investment holding	50.00	50.00	6,541	6,541	6,541	6,541
Gold Light Holdings Limited [2]	Cayman Islands	Investment holding	25.00	25.00	3,834	3,834	-	-
Greatway International Limited	Hong Kong	Yet to commence operations	20.00	-	13	-	13	-
Hewtech-LTK Limited [2] [4]	Hong Kong	Manufacturing of electrical wires	17.82	17.82	-	-	-	-
High Rank Communication Ltd [2]	Hong Kong	Development, manufacturing and marketing of radio frequency and data communication products and accessories	20.00	20.00	307	307	-	-
Jiangsu Toppower Tech Co., Ltd. [d]	The People's Republic of China	Investment holding and manufacturing of car audio and other electronic equipment	41.56	41.56	3,917	3,917	2,304	2,304
LTK Cable Technology, Inc [2] [4]	United States of America	Trading of electronic cables and wires and cable assemblies	44.55	44.55	-	-	-	-

36. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held 2004 %	2003 %	The Group Cost of investment 2004 S$'000	2003 S$'000	The Company Cost of investment 2004 S$'000	2003 S$'000
LTK Electric Wire (Huizhou) Ltd [2] [4]	The People's Republic of China	Manufacturing of electronic cables and wires	35.64	35.64	-	-	-	-
LTK Industries Limited [a] [c]	Hong Kong	Investment holding	44.55	44.55	8,631	8,631	8,219	8,219
LTK International Limited [2] [4]	Hong Kong	Trading of electronic cables and wires and cable assemblies	44.55	44.55	-	-	-	-
LTK Technologies Co., Ltd [2] [4]	Japan	Trading of cable products	44.55	-	-	-	-	-
Maxson Industries Limited [2]	Hong Kong	Investment holding and trading	49.00	49.00	797	797	-	-
Maxson Industries (Huizhou) Limited [2]	The People's Republic of China	Plastic mould fabrication and manufacturing of injection moulded plastic components	49.00	49.00	-	-	-	-
Saisho Onkyo, Inc. [2] [9]	Philippines	Under liquidation	20.00	20.00	1,860	1,860	-	-
Shanghai Jinting Automobile Harness Limited [2] [e]	The People's Republic of China	Manufacturing of automotive wire harness	25.00	25.00	-	-	-	-

36. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held		The Group Cost of investment		The Company Cost of investment	
			2004 %	2003 %	2004 S$'000	2003 S$'000	2004 S$'000	2003 S$'000
Shanghai LTK Electric Wire Ltd. [(2) (4)]	The People's Republic of China	Manufacturing of cables	42.32	42.32	-	-	-	-
Shanghai LTK Electronic Cables Ltd. [(2) (4)]	The People's Republic of China	Manufacturing of cables	40.10	40.10	-	-	-	-
Shenzhen Gloria Electronics Ltd. [(2)]	The People's Republic of China	Manufacturing of parts and components for audio products	18.75	18.75	-	-	-	-
Shenzhen Xugang Electronic Co. Ltd. [(7)]	The People's Republic of China	Manufacturing of automotive electronic products	21.20	-	-	-	-	-
Shinwa Industries (China) Ltd. [(2) (5)]	The People's Republic of China	Manufacturing of electronic components	10.50	10.50	-	-	-	-
Shinwa Industries (H.K.) Limited [(a) (c)]	Hong Kong	Sale of electronic components	15.00	15.00	4,230	4,230	16,586	-
SPG Industry (China) Limited [(2) (6)]	The People's Republic of China	Manufacturing of high precision parts and components	20.88	20.88	-	-	-	-
SPG Industry (H.K.) Limited [(a) (c)]	Hong Kong	Sale of high precision parts and components	29.83	29.83	4,263	4,263	3,564	-

36. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held 2004 %	Percentage of equity held 2003 %	The Group Cost of investment 2004 S$'000	The Group Cost of investment 2003 S$'000	The Company Cost of investment 2004 S$'000	The Company Cost of investment 2003 S$'000
SPG Tech (China) Ltd. (2) (6)	The People's Republic of China	Manufacturing of tooling and moulds	29.83	29.83	-	-	-	-
Wisefull Technology Limited (2) (b)	Hong Kong	Investment holding and trading of metallic products	30.00	30.00	243	243	-	-
Xuzhou Huaxia Harness Co., Ltd. (2)	The People's Republic of China	Manufacturing of automotive wire harness	25.00	25.00	-	-	-	-
Xuzhou Baoshan Precision Hardware Plastic Parts Co., Ltd.	The People's Republic of China	Manufacturing of plastic and metal parts and components	40.00	40.00	386	386	329	329
Xuzhou Gloria Engineering Ltd.	The People's Republic of China	Manufacturing of parts and components for audio products	25.00	25.00	435	435	512	512
Xuzhou Shunda Zinc-Plating Co., Ltd.	The People's Republic of China	Zinc plating of guard-rails and related accessories	25.00	25.00	94	94	137	137
Battery Business								
GP Batteries International Limited (1)	Singapore	Manufacture, development and marketing of batteries and battery-related products	49.82	48.84	141,250	135,162	137,009	129,004

36. Associates (cont'd)

Name of company	Place of incorporation and business	Principal activities	Percentage of equity held 2004 %	Percentage of equity held 2003 %	The Group Cost of investment 2004 S$'000	The Group Cost of investment 2003 S$'000	The Company Cost of investment 2004 S$'000	The Company Cost of investment 2003 S$'000
Electrical Business								
CIH Limited (formerly known as Clipsal Industries (Holdings) Limited)[1]	Singapore	Manufacture, development and marketing of electrical installation products	49.28	49.24	122,677	120,292	119,125	116,740
					300,373	291,010	295,216	263,786

Notes:

(1) GP Batteries International Limited ("GP Batteries") and CIH Limited ("CIHL") are listed on the Mainboard of Singapore Exchange Securities Trading Limited. The consolidated financial statements of GP Batteries and CIHL are audited by Deloitte & Touche, Singapore. Subsidiaries and associates of GP Batteries and CIHL are not listed in the financial statements of the Company. They are listed in the respective financial statements of GP Batteries and CIHL.

(2) Equity interest is held by subsidiaries or associates of the Company.

(3) Subsidiary of Wisefull Technology Limited.

(4) Subsidiary or associate of LTK Industries Limited.

(5) Subsidiary of Shinwa Industries (H.K.) Limited.

(6) Subsidiary of SPG Industry (H.K.) Limited.

(7) Subsidiary of Jiangsu Toppower Tech Co., Ltd.

(8) As at 31 March 2004, commitment to contribute to additional share capital of this associate amounted to S$839,000 (see Note 29).

(9) This associate has commenced voluntary liquidation during the financial year.

Information on auditors of significant foreign incorporated associates:

(a) The financial statements of these associates are audited by a member firm of Deloitte Touche Tohmatsu of which Deloitte & Touche, Singapore is a member.

(b) The consolidated financial statements of Wisefull Technology Limited are audited by Au Choi Yuen & Co.

(c) The consolidated financial statements of LTK Industries Limited, Shinwa Industries (H.K.) Limited and SPG Industry (H.K.) Limited are audited by a member firm of Deloitte Touche Tohmatsu.

(d) The financial statements of Jiangsu Toppower Tech Co., Ltd. are audited by Xuzhou Zhongcheng Certified Public Accountants and are subject to review by a member firm of Deloitte Touche Tohmatsu.

(e) The financial statements of Shanghai Jinting Automobile Harness Limited are audited by Shanghai Da Long Certified Public Accountants Co., Ltd. and are subject to review by a member firm of Deloitte Touche Tohmatsu.

37. Subsequent event

Subsequent to 31 March 2004, the Company increased its interest in CIHL to above 50% via purchase of additional CIHL shares from the open market, resulting in CIHL becoming a subsidiary.

Statement of Directors

In the opinion of the directors, the accompanying financial statements of the Company and the consolidated financial statements of the Group set out on pages 32 to 80 are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2004 and of the results of the Group, changes in equity of the Company and of the Group and cash flows of the Group for the financial year then ended and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors

Victor Lo Chung Wing
Chairman

Leung Pak Chuen
Executive Vice Chairman

6 June 2004

Corporate Governance Statement

Introduction

This Statement describes how GP Industries Limited (the "Company") applied the principles of the Code of Corporate Governance (the "Code") to its corporate governance processes and activities.

Board Matters

Principle 1: The Board's Conduct of its Affairs

The principal functions of the Board are:

(i) supervising the management of the business and affairs of the Group;

(ii) approving the Group's strategic plans, significant investment and divestment proposals and funding decisions;

(iii) reviewing the Group's financial performance and key operational initiatives;

(iv) approving nominations to the Board of Directors;

(v) reviewing and endorsing the recommended framework of remuneration for the Board and key executives by the Remuneration Committee; and

(vi) assuming responsibility for corporate governance.

The Board conducts regular meetings on a quarterly basis and adhoc meetings as and when required. Article 106(2) of the Company's Articles of Association allows Board meetings to be conducted by way of telephone or videoconference. The attendance of the Directors at meetings of the Board and Board committees, as well as the frequency of such meetings, are disclosed in this Statement.

The Company provides facilities for Directors to meet their relevant training needs and also orientation programmes to familiarise them with the Company's business and governance practices.

Principle 2: Board Composition and Balance

Presently, the Board consists of eight Directors, of whom three are Independent Non-Executive Directors. Key information regarding the Directors is provided under the "Board of Directors" section of the annual report.

The Nominating Committee ("NC") is of the view that the current Board comprises persons who, as a group, provides core competencies necessary to meet the Company's objectives.

The Board has reviewed its composition of Directors and is satisfied that such composition is appropriate. The Board will constantly examine its size with a view to determining its impact upon its effectiveness.

Principle 3: Role of Chairman, Executive Vice Chairman and Managing Director

The Chairman of the Company bears responsibility for the overall functioning of the Board. The Executive Vice Chairman and Managing Director are responsible for the daily running of the Group's business. The Chairman, the Executive Vice Chairman and the Managing Director are not related.

Principle 6: Access to Information
Principle 10: Accountability

Management provides the Board and its various sub-committees with relevant information and reports prior to their respective meetings. In addition, management also provides the Board with further information or adhoc reports as and when required. Board members are also consulted or updated with latest developments of the Group with regular management meetings, circulation of discussion papers and informal meetings such as discussions via tele-communications. Directors have separate and independent access to the Company's senior management and the Company Secretary for additional information. In addition, should Directors, whether as a group or individually, need independent professional advice, the management will, upon direction by the Board, appoint a professional advisor selected by the group or the individual, to render the advice. The cost of such professional advice will be borne by the Company.

The Company Secretary attends Board meetings and is responsible for ensuring that Board procedures are followed. It is the Company Secretary's responsibility to ensure that the Company complies with the requirements of the Companies Act. Together with the management staff of the Company, the Company Secretary is responsible for compliance with all other rules and regulations which are applicable to the Company.

Please refer to the "Corporate Information" section of the annual report for the composition of the Company's Board of Directors and Board committees.

Board Committees

Nominating Committee ("NC")

Principle 4: Board Membership

The NC consists of five directors, three of whom, including the chairman, are Independent Non-Executive Directors.

The NC is guided by its Terms of Reference that sets out its responsibilities, which includes consideration of salient factors for purposes of Directors' re-nomination and determination of independence.

The duties and responsibilities of the NC are:

(i) to make recommendations to the Board on the appointment of new Executive and Non-Executive Directors, including making recommendations to the composition of the Board generally and the balance between Executive and Non-Executive Directors appointed to the Board;

(ii) to regularly review the Board structure, size and composition and make recommendations to the Board with regards to any adjustments that are deemed necessary;

Principle 4: Board Membership *(cont'd)*

(iii) to be responsible for identifying and nominating candidates for the approval of the Board, determining annually whether or not a Director is independent, to fill Board vacancies as and when they arise as well as put in place plans for succession. If the NC determines that a Director, who has one or more of the relationships that could interfere with his exercise of independent business relationship judgement, is in fact independent, it should disclose in full nature of the Director's relationship and bear responsibility for explaining why he should be considered independent;

(iv) to make recommendations to the Board for the continuation (or not) in services of any Director who has reached the age of 70;

(v) to recommend Directors who are retiring by rotation to be put forward for re-election. All Directors are required to submit themselves for re-nomination and re-election at regular intervals and at least once every three years;

(vi) to decide whether or not a Director is able to and has been adequately carrying out his duties as a Director of the Company, particularly when he has multiple board representations. The NC shall adopt internal guidelines that address the competing time commitments that are faced when directors serve on multiple boards; and

(vii) to have due regard to the principles of the Code.

Principle 5: Board Performance

The Board, through the delegation of its authority to the NC, has used its best efforts to ensure that Directors appointed to the Board possess the background, experience and knowledge in technology, business, finance and management skills critical to the Group's business and that each Director, through his unique contributions, brings to the Board an independent and objective perspective to enable balanced and well-considered decisions to be made. In the event that the appointment of a new Board member is required, the criteria for the appointment will be driven by the need to position and shape the Board in line with the medium-term needs of the Company and its business.

The NC has decided, in consultation with the Board, on how the Board should be evaluated and has selected a set of performance criteria, that is linked to long-term shareholders' value, for evaluation of the Board's performance. The NC has set up a formal assessment process to evaluate the effectiveness of the Board as a whole.

Audit Committee ("AC")

Principle 11: Audit Committee

Currently the AC comprises three members who are Independent Non-Executive Directors. Members of the AC are experienced professionals and businessmen. They are knowledgeable in accounting, banking and financial management matters and possess extensive general business knowledge. The AC is of the view that its members have sufficient financial management expertise and experience to discharge the AC's functions. The AC is guided by its Terms of Reference, which sets out its duties and responsibilities. In fulfilling its duties and responsibilities, the AC:

Principle 11: Audit Committee *(cont'd)*

(i) reviews the annual audit plan of the Company's external auditors;

(ii) reviews the results of the external auditors' examination and their evaluation of the Group's internal accounting controls;

(iii) approves the internal audit plans and reviews results of internal audits as well as management's responses to the recommendations of the internal auditor;

(iv) reviews the Group's quarterly, half-yearly and full year results, the balance sheet of the Company and the consolidated financial statements of the Group before their submission to the Board for approval for public announcements in respect of such results;

(v) reviews the Group's interested person transactions;

(vi) reviews non-audit services performed by the external auditors to ensure that the nature and extent of such services will not prejudice the independence and objectivity of the external auditors before recommending to the Board, subject to shareholders' approval, the re-appointment of the Company's external auditors; and

(vii) conducts other reviews as required by the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

The AC meetings are held with the internal and external auditors and by invitation, representatives from management. The AC also meets with the external and internal auditors, without the presence of management, at least once a year.

The AC has undertaken a review of all non-audit services provided by the external auditors and is of the opinion that the provision of such services would not affect the independence of the external auditors.

Principle 12: Internal Controls

The Company's Internal Audit Department ("IAD") carries out a review of the effectiveness of the Company's internal controls, including financial, operational and compliance controls to the extent of their scope as laid out in their internal audit plan. In addition, material non-compliance and internal control weaknesses, if any, noted by the Company's external auditors, Deloitte & Touche ("DT"), during their statutory audit, and the external auditors' recommendations to address such non-compliance and weaknesses, are reported to the AC. The management with the assistance of the IAD follows up on DT's recommendations as part of its role in the review of the Company's internal control systems.

Based on the information and reports provided by the IAD and DT, nothing has come to the AC's attention that suggests internal control processes are not satisfactory for the nature and volume of business conducted.

Principle 13: Internal Audit

The IAD is staffed by 3 persons, and supervised by a Senior Manager. The IAD is independent from the activities it audits. It reports directly to the chairman of the AC, and to the Managing Director administratively. Reports from the IAD are tabled at each of the AC's regular meetings, which are held on a quarterly basis. The AC also reviews and approves the IAD annual audit plans and resources to ensure that it has the capabilities to adequately perform its functions.

Principle 13: Internal Audit *(cont'd)*

The IAD adopts the Standards for Professional Practice of Internal Auditing set by the Institute of Internal Auditors in carrying out its duties.

Remuneration Committee ("RC")

Principle 7: Procedures for Developing Remuneration Policies
Principle 8: Level and Mix of Remuneration
Principle 9: Disclosure on Remuneration

The Remuneration Committee ("RC") consists of five Directors, three of whom, including the chairman who is knowledgeable with executive compensation, are Independent Non-Executive Directors.

The duties and responsibilities of the RC are:

(i) to review and recommend to the Board in consultation with Management and the Chairman of the Board, a framework of remuneration and to determine the specific remuneration packages and terms of employment for each of the Executive Directors and senior executives/divisional directors (those reporting directly to the Chairman of the Board) of the Group including those employees related to the Executive Directors and controlling shareholders of the Group;

(ii) to recommend to the Board in consultation with Management and the Chairman of the Board, the Company's Share Option Schemes or any long term incentive schemes which may be set up from time to time and to do all acts necessary in connection therewith; and

(iii) to carry out its duties in the manner that it deemed expedient, subject always to any regulations or restrictions that may be imposed upon the RC by the Board of Directors from time to time.

1. Table shows breakdown of Directors' Remuneration (in percentage terms):

Name of Directors	Salary	Bonus	Fees	Other Benefits	Total*
	%	%	%	%	%
Victor Lo Chung Wing	54	41	-	5	100
Leung Pak Chuen	58	37	-	5	100
Brian Li Yiu Cheung	71	24	-	5	100
Andrew Chuang Siu Leung	66	6	-	28	100
Raymond Wong Wai Kan	92	8	-	-	100
Lim Ah Doo	-	-	100	-	100
Phua Bah Lee	-	-	100	-	100
Lim Hock Beng	-	-	100	-	100

* excluding share options which are disclosed in the Directors' Report

Principle 7: Procedures for Developing Remuneration Policies *(cont'd)*
Principle 8: Level and Mix of Remuneration *(cont'd)*
Principle 9: Disclosure on Remuneration *(cont'd)*

2. Table shows the ranges of gross remuneration received by the above Directors of the Group:

Number of Directors of the Group in remuneration bands	2004	2003
S$750,000 and above	1	-
S$500,000 to below S$750,000	2	3
S$250,000 to below S$500,000	-	-
Below S$250,000	5	5
Total	8	8

The Code requires the remuneration of at least the top five key executives who are not Directors of the Company to be disclosed within bands of S$250,000. The Company believes that disclosure of the remuneration of individual executives is disadvantageous to its business interests, given its highly competitive industry conditions coupled with sensitivity and confidentiality of staff remuneration matters.

No employee of the Company and its subsidiaries was an immediate family member of a Director and whose remuneration exceeded S$150,000 during the financial year ended 31 March 2004. "Immediate family" means, in relation to a person, the person's spouse, child, adopted child, step-child, sibling and parent.

The remuneration policy for staff adopted by the Company comprises a base salary and a variable bonus that is linked to the performance of the Company and individual staff. In addition, options offered pursuant to the Company Share Option Scheme 1999 also provides incentives to the staff to excel in their performance.

Information regarding the Company's share option schemes are disclosed in the Directors' Report.

Communication with Shareholders

Principle 14: Communication with Shareholders
Principle 15: Promoting Greater Participation by Shareholders

Announcement of results are released through the MASNET. The Company also sends press releases to the media and updates such information on the Company's website. Extracts of the announcement of interim and final results are advertised in the newspapers. Shareholders also receive a copy of the extracts of announcement of interim results.

The Company does not practice selective disclosure. Price sensitive information is first publicly released, either before the Company meets with any group of investors or investment analysts or simultaneously with such meetings, if necessary. Results and annual reports are announced or issued within the mandatory period and are available on the Company's website.

Principle 14: Communication with Shareholders *(cont'd)*
Principle 15: Promoting Greater Participation by Shareholders *(cont'd)*

The Company communicates with its investors on a regular basis and attends to their queries. All shareholders of the Company receive a copy of the annual report and notice of annual general meeting ("AGM"). The notice is also advertised in the newspapers.

At AGMs, shareholders are given the opportunity to communicate their views and ask questions regarding the Group.

The Company's Articles of Association allows a shareholder of the Company to appoint one or two proxies to attend and vote at all general meetings on his/her behalf.

Internal Code on Dealing in Securities

An internal code on dealing in securities modelled after the Best Practices Guide has been issued to Directors and officers setting out the implications on insider trading.

(i) Directors and officers are prohibited from trading in the Company's securities for the period of one month before the announcement of the Company's quarterly, half-yearly and annual results and ending on the date of the announcement of the results. Following SGX-ST's amendments to the Best Practices Guide effective 2 January 2004, Directors and officers are now prohibited from trading in the Company's securities for the period of two weeks before the announcement of the Company's first and third quarterly results and half-yearly results, and for the period of one month before the announcement of the Company's annual results, ending on the date of the relevant announcement of the results. Directors and officers are also prohibited from trading in the Company's securities when they are in possession of potentially price sensitive information.

(ii) Directors and officers are also not expected to deal in the Company's securities on considerations of a short-term nature.

Risk Management Policies and Processes

Management is in charge of the Group's risk management policies and processes and reports to the Board in respect of significant risks to the Group's operations.

Interested Person Transactions

The Company has adopted an internal policy in respect of any transaction with interested persons and has set out the procedures for review and approval of the Company's interested person transactions. The Company's disclosure in accordance with Rule 907 of the SGX-ST Listing Manual in respect of interested person transactions for the financial year ended 31 March 2004 is as follows:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)	
	2004 S$'000	2003 S$'000	2004 S$'000	2003 S$'000
Purchases:				
KEF America Inc.	-	-	-	3
LTK Industries Limited and its subsidiaries	-	-	877	921
Onkyo China Limited	-	-	-	592
Xuzhou Jinbao Magnetic Material Co Ltd	-	-	488	300
Licence fee expense:				
KH Technology Inc. (1)	980	778	-	-
Sales:				
Cotco International Ltd	-	-	717	1,009
Cotco Luminant Device Ltd	-	-	76	130
Ditton International Limited and its subsidiaries	-	-	-	148
Lighthouse Technologies Ltd	-	-	-	1
KEF America Inc.	-	-	12,951	4,835
Onkyo China Limited	-	-	1,159	1,088
Rental expenses:				
International Resolute Co. Ltd./Peak Power Investment Ltd	306	328	-	-
Makinen Properties Ltd (2)	342	546	-	-

(1) The licence fee was paid and payable pursuant to a Master Patent Licence Agreement approved by the shareholders during an Extraordinary General Meeting of the Company held on 10 December 1997.

(2) The rental expense was paid pursuant to a lease agreement approved by the shareholders during an Extraordinary General Meeting of the Company held on 10 December 1997.

Directors' Attendance at Board & Committee Meetings

Board Composition and Committees	Board		Audit Committee		Nominating Committee		Remuneration Committee	
	No. of meetings		No. of meetings		No. of meetings		No. of meetings	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Victor Lo Chung Wing	4	4	NA	NA	1	1	1	1
Leung Pak Chuen	4	4	NA	NA	1	1	1	1
Brian Li Yiu Cheung	4	4	NA	NA	NA	NA	NA	NA
Andrew Chuang Siu Leung	4	4	NA	NA	NA	NA	NA	NA
Raymond Wong Wai Kan	4	4	NA	NA	NA	NA	NA	NA
Lim Ah Doo	4	3	4	4	1	1	1	1
Phua Bah Lee	4	4	4	4	1	1	1	1
Lim Hock Beng	4	4	4	4	1	1	1	1

NA - not applicable

Shareholdings Statistics

As at 18 June 2004

Authorised capital	:	S$200,000,000.00
Issued and fully paid-up capital	:	S$91,278,088.60
Class of shares	:	Ordinary shares of S$0.20 each
Voting rights	:	One vote per share

Analysis of size of shareholdings

Size of shareholding	Number of shareholders	%	Number of shares	%
1 – 999	8	0.53	2,420	0.00
1,000 – 10,000	1,259	83.71	4,803,844	1.05
10,001 – 1,000,000	223	14.83	14,584,750	3.20
1,000,001 and above	14	0.93	436,999,429	95.75
Total	1,504	100.00	456,390,443	100.00

Public float

Approximately 12.6% of the Company's shares are held in the hands of public. Accordingly, the Company has complied with Rule 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited.

Substantial shareholder

(as shown in the Register of Substantial Shareholders)

	Direct interest		Deemed interest	
Name of shareholder	Number of shares	%	Number of shares	%
Gold Peak Industries (Holdings) Limited	395,699,443	86.70	-	-

Shareholdings Statistics (cont'd)

As at 18 June 2004

Twenty largest shareholders

No	Name of shareholders	Number of shares	%
1	Gold Peak Industries (Holdings) Limited	395,699,443	86.70
2	Mighty Holdings Limited	7,315,000	1.60
3	Diamond Coin Holdings Limited	6,870,000	1.51
4	Ablewood International Limited	5,730,000	1.26
5	Artful Enterprises Limited	3,974,000	0.87
6	OCBC Securities Private Ltd	3,537,000	0.77
7	Kim Eng Securities Pte. Ltd.	3,366,000	0.74
8	Philip Securities Pte Ltd	1,851,986	0.41
9	Citibank Nominees Singapore Pte Ltd	1,828,000	0.40
10	UOB Kay Hian Pte Ltd	1,762,000	0.39
11	Leung Pak Chuen	1,608,000	0.35
12	Merrill Lynch (Singapore) Pte Ltd	1,295,000	0.28
13	Raffles Nominees Pte Ltd	1,098,000	0.24
14	Brian Li Yiu Cheung	1,065,000	0.23
15	DBS Nominees Pte Ltd	954,050	0.21
16	United Overseas Bank Nominees (Pte) Ltd	850,000	0.19
17	HSBC (Singapore) Nominees Pte Ltd	834,000	0.18
18	Citibank Consumer Nominees Pte Ltd	722,000	0.16
19	Wong Ngit Liong @ Wong Geok Kiong	500,000	0.11
20	Tan Seok Ling	492,000	0.11
	Total	441,351,479	96.71

Exemption#82-3

40 GOLD PEAK 1964-2004

Gold Peak Industries (Holdings) Limited 金山工業(集團)有限公司

Annual Report 2003-2004 二零零三至二零零四年年報



CONTENTS 目錄

FINANCIAL CALENDAR 財務日誌

12.1.2003	Announcement of Interim Results	中期業
6.7.2004	Announcement of Final Results	全年業
9.7 – 9.10.2004	Book Closure	截止過
9.10.2004	Annual General Meeting	股東週
	Dividend Payment Dates	股息派
1.9.2004	• Interim Dividend	• 中期
9.17.2004	• Final and Special Dividends	• 末期



e between Planes and Lines"
Liu Kuo-sung (b. 1932)

「面與線的對話」
劉國松

The Group has chosen a painting titled "Dialogue between Planes and Lines" dated 1964 by Liu Kuo-su painting features a combination of positive and negative images, a comparison of fine and coarse stro a discourse of strong and gentle language. There is no separation of brush and ink, nor of mountain an as they have been fused into one – a new one, which opens up new boundaries and demonstrates ma possibilities. This is in perfect agreement with the evolution of Gold Peak Group, which has grown and ex into new arenas over the past forty years by steadily building on its strengths.

今年集團選取了國畫大師劉國松先生於一九六四年的作品「面與線的對話」作為年報的封面設計。劉國松先生這幅作品運筆觸的墨跡，山水交融，新舊互通，在傳統的磐基上創造出新局面，展示出更多元的面貌。這種破舊立新的可貴勇氣，正踏入四十周年的金山工業集團銳意開創的企業精神不謀而合，藉著多方面的發展，讓集團業務四十年來穩創佳績。

Group Profile
集團簡介


Denmark 丹麥
UK 英國
Poland 波蘭
Germany 德國
France 法國
Italy 意大利
South Korea 南韓
Canada 加拿
Pakistan 巴基斯坦
China 中國
USA 美國
UAE 阿聯酋
Hong Kong 香港
Taiwan 台灣
Thailand 泰國
Vietnam 越南
Sri Lanka 斯里蘭卡
Philippines 菲律賓
Malaysia 馬來西亞
Singapore 新加坡
Indonesia 印尼
Australia 澳洲

Gold Peak Group is an Asian multinational group which owns a diversified portfolio o quality industrial investments via its major industrial investment vehicle, GP Industries L Its Technology and Strategic Division is engaged in the development of new product techn and strategic investments. In the industrial sectors, the Group has established a lead position in Asia for most of its product categories including **GP Batteries** and **CLIPSAL** ele installation products.

金山工業集團為一家亞洲跨國集團，透過其在新加坡上市之主要投資工具—GP工業有限公多元化之優質工業投資項目，集團旗下之科技及策略部則從事發展新產品科技及策略性在工業範疇方面，集團之主要產品類別已在亞太區建立領導地位，其中包括「**GP超霸**及「**CLIPSAL奇勝**」裝置電器。



Under the leadership of a strong management team, the Group is well-positioned to grow from strength to strength.

在管理層的領導下，集團的業務已奠下穩固基礎。

The parent company, Gold Peak Industries (Holdings) Limited, was established in 1964 and has been listed on the Stock Exchange of Hong Kong since 1984. Currently, Gold Peak holds an 86.7%* interest in GP Industries while GP Industries holds a 55.1%* interest in CIH Limited and a 49.7%* interest in GP Batteries International Limited. GP Industries, CIH and GP Batteries are publicly listed in Singapore.

Gold Peak Group has manufacturing, research and development, marketing and distribution operations in more than ten countries around the world. Including all divisions, the Group's turnover for 2003/2004 amounted to HK$6.5 billion and its total assets exceed HK$10.3 billion. Including the major operations of its various divisions, the Group currently employs over 18,000 people worldwide.

* As at June 7, 2004

集團母公司金山工業（集團）有限公司於一
六四年成立，並自一九八四年在香港上市
金山工業現時擁有GP工業86.7%*股權，
工業則擁有CIH Limited之55.1%*股權及金
電池國際有限公司之49.7%*股權。GP工業
CIH及金山電池均在新加坡上市。

金山工業集團現時之生產設施、產品研究
及銷售辦事處遍佈全球超過十個國家。
其主要業務部門，集團於二零零三/二零零
營業額達六十五億港元，總資產逾一百零
港元，聘用員工超過一萬八千人。

* 於二零零四年六月七日

Corporate Information
公司資料

Board of Directors

Executive
Victor LO Chung Wing, Chairman & Chief Executive
Andrew NG Sung On, Vice Chairman
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-executive
Vincent CHEUNG Ting Kau*
LUI Ming Wah*
John LO Siew Kiong
Frank CHAN Chi Chung*
(appointed on July 16, 2004)

* Independent Non-Executive Director

Audit Committee
Vincent CHEUNG Ting Kau, Chairman
LUI Ming Wah
John LO Siew Kiong
Frank CHAN Chi Chung (appointed on July 16, 2004)

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
DBS Bank Ltd.
Hang Seng Bank Limited
Citibank, N.A.
Bank of China (Hong Kong) Limited

Auditors
Deloitte Touche Tohmatsu

Secretary and Registered Office
WONG Man Kit
Gold Peak Building, 8th Floor, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879
E-mail: gp@goldpeak.com Website: www.goldpeak.com

Share Registrars and Transfer Office
Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai, Hong Kong

ADR Depositary
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286, USA

Stock Codes

Hong Kong Stock Exchange	40
ADR	GPINY US
Bloomberg	40 HK
Reuters	0040 HK

董事局

執行董事
羅仲榮，主席兼總裁
吳崇安，副主席
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董
張定球*
呂明華*
羅肇強
陳志聰*（i

* 獨立非執行

審計委員會
張定球，主席
呂明華
羅肇強
陳志聰（於2004年7月16日委任）

主要銀行
香港上海匯豐銀行有限公司
星展銀行
恒生銀行有限公司
花旗銀行
中國銀行（香港）有限公司

核數師
德勤•關黃陳方會計師行

秘書及註冊辦事處
黃文傑
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133 傳真：(85
電子郵遞：gp@goldpeak.com 網址：ww

股票過戶登記處
雅柏勤證券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下

美國預託證券機構
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286, USA

股票代號

香港聯交所	40
美國預託證券	GPINY US
彭博資訊	40 HK
路透社	0040 HK

p Structure
架構



GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
金山工業(集團)有限公司
Hong Kong-listed 香港上市
GP INDUSTRIES LIMITED
GP 工業有限公司
Singapore-listed 新加坡上市
86.7%*
TECHNOLOGY & STRATEGIC DIVISION
科技及策略部
Electronics Business
電子業務
Electronics & components
電子及零部件
Wire harness & cables
汽車配線及電纜
Acoustics
揚聲器
CIH Limited
Electrical installation products
裝置電器
Light fittings
照明系統
LED superscreens
LED大型屏幕
Other electronic & electrical products
其他電子及電器產品
Singapore-listed
新加坡上市
55.1%*
GP Batteries International Limited
金山電池國際有限公司
Rechargeable batteries
充電池
Primary batteries
一次性電池
Singapore-listed
新加坡上市
49.7%*
Lighthouse Technologies Limited
兆光科技有限公司
(46.6%)
LED superscreens
LED大型屏幕
International Resolute Company Limited
國際之獅有限公司# (100%)
Distribution Business
分銷業務

* Percentage stated denotes respective shareholding held by Gold Peak or GP Industries as at June 7, 2004
* 百份率為金山工業或GP工業於二零零四年六月七日所持之股權
\# Holding an industrial building for own use
\# 持有一幢自用的工業大廈

inancial and Statistical Highlights

務及統計摘要

		2004	20 (重新編 (As restat
綜合損益表 截至三月三十一日止年度(百萬港元)	**Consolidated Income Statement** Year ended March 31 (HK$ Million)		
營業額	Turnover		
— 綜合營業額	– Consolidated turnover	**1,684.5**	1,80
— 包括所有業務部門*	– All divisions*	**6,485.4**	5,53
全年總溢利	Total profit for the year	**173.8**	6
每股盈利(港仙)	Earnings per share (Hong Kong cents)	**32.31**	12.
每股股息(港仙)	Dividends per share (Hong Kong cents)	**14.0**	6
綜合資產負債表 於三月三十一日(百萬港元)	**Consolidated Balance Sheet** At March 31 (HK$ Million)		
股東資金	Shareholders' funds	**1,278.4**	998
總資產	Total assets	**4,232.3**	3,637
資本性支出	Capital expenditure	**125.9**	56
比率 於三月三十一日	**Ratios** At March 31		
流動資產:流動負債(比率)	Current assets: Current liabilities (ratio)	**0.9**	0
存貨流通期(月)	Inventory turnover period (months)	**2.0**	1
銀行借貸淨值:總財產(比率)	Net bank borrowings: Total equity (ratio)		
— 集團	– The Group	**1.19**	1.4
— 公司	– The Company	**0.89**	0.8
其他資料 於三月三十一日	**Other Information** At March 31		
僱員人數	**Number of Employees**		
附屬公司	Subsidiaries		
— 中國(包括香港)	– China (including Hong Kong)	**5,000**	4,50
— 其他亞洲國家	– Other Asian countries	**30**	3
— 其他國家	– Other countries	**140**	15
		5,170	4,68
總面積(平方米)	**Total Area (sq m)**		
附屬公司	Subsidiaries		
— 中國(包括香港)	– China (including Hong Kong)	**136,000**	106,00
— 其他亞洲國家	– Other Asian countries	**1,200**	1,20
— 其他國家	– Other countries	**21,100**	21,10
		158,300	128,30

* Including the Group's major associates – GP Batteries, CIH Limited and Lighthouse
* 包括集團之主要聯營公司 — 金山電池、CIH Limited及兆光科技

Turnover by Business*
Year ended March 31, 2004

主要業務之營業額*
截至二零零四年三月三十一日止年度



- 26.0% Electronics 電子
- 57.4% Batteries 電池
- 13.1% Electrical 電器
- 3.5% Technology & Strategic 科技及策略

Turnover by Location*
Year ended March 31, 2004

各地區之營業額分佈*
截至二零零四年三月三十一日止年度



- 58.9% Asia 亞洲
- 22.9% Europe 歐洲
- 14.3% N & S America 南北美洲
- 3.9% Others 其他

Profit before Taxation by Business Attributable to Gold Peak#
Year ended March 31, 2004

主要業務之除稅前溢利#
截至二零零四年三月三十一日止年度



- 44.0% Electronics 電子
- 40.9% Batteries 電池
- 10.2% Electrical 電器
- 4.9% Technology & Strategic 科技及策略

Total Assets by Location*
As at March 31, 2004

各地區之總資產分佈*
於二零零四年三月三十一日



- 50.4% Hong Kong & China 香港及中
- 29.1% Rest of Asia 其他亞洲國家
- 8.9% Australia 澳洲
- 6.2% Europe 歐洲
- 5.4% N & S America 南北美洲

* Including the Group's major associates – GP Batteries, CIH Limited and Lighthouse
* 包括集團之主要聯營公司 — 金山電池、CIH Limited及兆光科技
# Excluding the unrealized loss upon revaluation of Meiloon shares of Electronics and the net exceptional gain of Electrical
# 不包括電子業務因重估美隆電器股份而產生之未變現虧損及電器業務之淨特殊收益

Turnover*
Year ended March 31 (HK$ Million)

營業額*
截至三月三十一日止年度(百萬港元)

Consolidated Turnover
綜合營業額

★ Including the Group's major associates – GP Batteries, CIH Limited and Lighthouse
包括集團之主要聯營公司—金山電池、CIH Limited及兆光科技


6000
5000
4000
3000
2000
1000
0
4,525
5,239
4,783
5,534
00
01
02
03

Total Assets**
At March 31 (HK$ Million)

總資產**
於三月三十一日(百萬港元)

Consolidated Assets
綜合資產

★★ Including the Group's major associates – GP Batteries, CIH Limited and Lighthouse
包括集團之主要聯營公司—金山電池、CIH Limited及兆光科技


10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
7,042
7,370
7,426
8,096
00
01
02
03

Profits by Business#
Year ended March 31 (HK$ Million)

集團業務溢利#
截至三月三十一日止年度(百萬港元)

■ Electronics 電子
■ Electrical 電器
■ Batteries 電池
■ Technology & Strategic 科技及策略

Total net profits by respective business (on a 100% basis)
個別業務之淨溢利總額(按100%為基準)

Profit of Electronics for the year ended March 31, 2004 excludes unrealized loss of HK$39 million upon revaluation of Meiloon shares
電子業務截至2004年3月31日止年度之溢利未計算因重估美隆電器股份而產生之三千九百萬港元未變現虧損
Profit of Electrical for the year ended December 31, 2003 excludes net exceptional gain of HK$489 million
電器業務截至2003年12月31日止年度之溢利未計算四億八千九百萬港元之淨特殊收益


300
250
200
150
100
50
0
236.2
269.0
190.1
252.2
00
01
02
03

Market Capitalization
At March 31 (HK$ Million)

市值
於三月三十一日(百萬港元)

☐ Gold Peak 金山工業

▦ GP Industries GP工業

■ GP Batteries 金山電池

■ CIH Limited



2400
2000
1600
1200
800
400
0
00
01
02
03
04

Profits Attributable to Shareholders
(including exceptional items)
Year ended March 31 (HK$ Million)

股東應佔溢利
(包括特殊項目)
截至三月三十一日止年度(百萬港元)

☐ Net Exceptional Profits
特殊溢利淨額



175
150
125
100
75
50
25
0
138
62
37
69
174
00
01
02
03
04

Earnings Per Share and Dividends Per Share
Year ended March 31 (Hong Kong Cents)

每股盈利及股息
截至三月三十一日止年度(港仙)

☐ Earnings Per Share
每股盈利

☐ Dividends Per Share
股息

■ Special Dividend Per Share
特別股息



30
25
20
15
10
5
0
00
01
02
03
04

:n-Year Financial Summary
年財務概要

		2004 百萬港元 HK$ Million	H
綜合損益表 截至三月三十一日止年度	Consolidated Results Year ended March 31		
營業額	Turnover	1,684.5	
經營(虧損)溢利	Operating (loss) profit	(155.3)	
所佔聯營公司業績	Share of results of associates	460.3	
除税前經常性業務溢利	Profit from ordinary activities before taxation	305.0	
税項	Taxation	(80.1)	
未計少數股東權益前溢利	Profit before minority interests	224.9	
少數股東權益	Minority interests	(51.1)	
全年純利	Net profit for the year	173.8	
綜合資產負債表 於三月三十一日	Consolidated Balance Sheet At March 31		
投資物業	Investment properties	139.0	
物業、廠房及設備	Property, plant and equipment	318.4	
所佔聯營公司權益	Interest in associates	2,194.2	
商標	Trademarks	56.5	
證券投資	Investments in securities	143.8	
給貿易夥伴之借款	Advances to trade associates	97.0	
遞延支出	Deferred expenditure	–	
商譽	Goodwill	7.4	
聯營公司/附屬公司認股權證投資	Investments in warrants of associates/subsidiaries	–	
流動資產	Current assets	1,276.0	
總資產	Total assets	4,232.3	
借款	Borrowings	1,147.2	
可換股票據	Convertible note	88.5	
遞延税項	Deferred taxation	9.4	
流動負債	Current liabilities	1,436.0	
總負債	Total liabilities	2,681.1	
		1,551.2	
股東資金	Shareholders' funds	1,278.4	
少數股東權益	Minority interests	272.8	
		1,551.2	

te:
: figures have been adjusted reflect the change in :ounting policy for the option of SSAP 12 (Revised) described in note 2 to the ancial statements.

主:
刂數目已作出調整，以反映因採
《財務報表附註2所述會計準則
(經修訂)而導致之會計政策之
乙。

2002 百萬港元 HK$ Million	2001 百萬港元 HK$ Million	2000 百萬港元 HK$ Million	1999 百萬港元 HK$ Million	1998 百萬港元 HK$ Million	1997 百萬港元 HK$ Million	1996 百萬港元 HK$ Million	19 百萬港 HK$ Milli
1,601.6	1,752.8	1,161.7	1,207.3	2,234.5	4,155.6	3,505.3	2,855
(57.2)	(46.2)	164.6	(52.1)	144.1	336.0	295.6	285
147.6	176.3	180.6	172.0	161.6	86.9	94.7	42
90.4	130.1	345.2	119.9	305.7	422.9	390.3	328
(35.1)	(41.3)	(41.7)	(38.0)	(30.0)	(42.4)	(50.9)	(25
55.3	88.8	303.5	81.9	275.7	380.5	339.4	302
(18.0)	(27.0)	(165.1)	(17.5)	(81.9)	(150.3)	(130.8)	(87
37.3	61.8	138.4	64.4	193.8	230.2	208.6	215
89.7	90.1	88.8	112.1	–	–	14.3	14
300.7	308.2	291.3	288.4	444.0	1,502.2	1,309.3	1,105
1,557.9	1,493.7	1,549.8	1,557.2	1,507.7	933.5	1,002.9	861
64.8	69.0	73.2	77.4	81.5	–	–	
191.8	200.9	235.2	33.5	40.1	33.0	6.6	23
117.0	117.0	20.0	20.0	–	–	–	
24.5	18.4	4.9	15.2	20.0	148.1	143.0	116
10.1	–	–	–	–	–	–	
–	–	–	38.5	38.5	65.0	75.8	30
1,501.0	1,261.1	972.0	799.4	839.7	2,658.1	2,421.8	1,837
3,857.5	3,558.4	3,235.2	2,941.7	2,971.5	5,339.9	4,973.7	3,988
1,618.9	978.9	784.2	1,013.7	675.3	877.0	1,133.6	910
83.4	80.9	–	–	–	–	–	
9.3	7.9	1.7	1.9	2.1	52.1	41.3	30
979.2	1,301.3	1,065.7	926.7	1,218.7	2,269.4	1,914.5	1,432
2,690.8	2,369.0	1,851.6	1,942.3	1,896.1	3,198.5	3,089.4	2,373
1,166.7	1,189.4	1,383.6	999.4	1,075.4	2,141.4	1,884.3	1,614
941.5	960.2	1,072.1	822.1	890.1	1,056.9	1,031.4	1,018
225.2	229.2	311.5	177.3	185.3	1,084.5	852.9	596
1,166.7	1,189.4	1,383.6	999.4	1,075.4	2,141.4	1,884.3	1,614

hairman's Statement

席報告書



Right 右

Victor Lo

Chairman & Chief Executive

羅仲榮

主席兼總裁

Left 左

Andrew Ng

Vice Chairman

吳崇安

副主席

INTRODUCTION

Over the past financial year our businesses have continued to develop based on the recovery experienced in 2002/03. Operating profit improved in most areas. Turnover for all divisions rose by 17%, reflecting the effort made to improve product mix and strengthen distribution for our various business operations.

前言

集團的業務自二零零二/零三年度復甦後業務繼續向前邁進，多項業務之經營溢善。集團所有業務部門之總營業額上升映不同業務部門在改進產品組合及增強之策略取得了成效。

The year 2004 marks the Group's 40th anniversary and I believe we can look back with pride at the way Gold Peak has grown from a small cottage manufacturer into a pan-Asian multi-national player in the electronics, electrical installation products and batteries industries. Our 40-year history underscores the long-term approach the Group has taken to growth and development. In industries where cycles seem to be getting ever shorter and more volatile, we focus on riding out the downturns successfully as much as on optimizing profits while times are good. I believe Gold Peak is in a strong position to do this, and we are constantly reviewing our structure and operations to ensure it.

HIGHLIGHTS

Overall Performance

The highlight of the year is the growth in turnover and operating profit from most of our divisions. Turnover for all divisions increased by 17.2%, although consolidated turnover decreased by 6.9% due to the exclusion of Lighthouse Technologies Limited's turnover since it became an associate in March 2003. Profit attributable to shareholders increased by 152.6% to HK$173.8 million. Basic earnings per share were up 149.9% to 32.3 Hong Kong cents, and the board has proposed a special dividend of 5.0 Hong Kong cents as well as a final dividend of 5.0 Hong Kong cents (2002/03: 3.5 HK cents).

GP Industries well placed for further growth

The Group's 86.7%-owned industrial investment arm, GP Industries, achieved a significant increase of 158.6% in profit attributable to shareholders. This was largely due to its share of CIHL's net exceptional gain of S$105.5 million from the transactions between CIHL and Schneider Electric.

In December 2003, a 50:50 joint venture was formed with Schneider Electric to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia. Simultaneously, CIHL's entire interest in the EWDIS business of Gerard Industries in Australia was sold to Schneider Electric.

Apart from the transactions with Schneider Electric, GP Industries' good performance was mainly driven by strong results from the electronics and batteries operations.

二零零四年標誌著集團成立四十周年，回顧
工業由一家小型家庭式工廠發展成為一個亞
國集團，業務遍及電子、裝置電器及電池，
深感自豪，而這四十年的歷史更對集團在業
展所採取之長遠策略作出了肯定。當製造業
期不斷縮短，而市況越見波動時，集團專注
發展業務，在市況低迷時成功穩渡困境，於
時則盡力獲取利潤。我相信金山工業集團實
健，並定期檢討集團架構及運作，必定能夠
這個方向繼續向前邁進。

摘要

集團整體業務之表現

本年度集團旗下大部份業務之營業額及經營溢
有增長。雖然因兆光科技自二零零三年三月
聯營公司後其營業額不被綜合入賬，令集團
度之綜合營業額下跌6.9%，集團所有業務
營業額錄得17.2%增幅。股東應佔溢利
七千三百八十萬港元，較去年同期增加152.
每股基本盈利上升149.9%至32.3港仙。董事
議派發特別股息每股5.0港仙及末期股息每股
仙(2002/03：3.5港仙)。

GP工業準備就緒再取增長

集團持有86.7%權益的工業投資工具GP工業
東應佔溢利大幅上升158.6%，這主要由於
GP工業從CIHL與施耐德電氣交易所得一億
十萬坡元淨特殊收益之應佔部份。

於二零零三年十二月，CIHL與施耐德電氣
家各佔50%權益之合資公司，在亞洲開發、
及銷售電器配件和裝置系統，同時將其在澳
聯營公司Gerard Industries的電器配件及裝置
業務之全部權益售予施耐德電氣。

撇除與施耐德電氣之交易，GP工業之良好業
要由於電子及電池業務在是年度業績強勁。

:atteries
:霸

PSAL®奇胜

ſıı峰

TION 激態

HOUSE

cturing & Distribution
:銷

ng & Distribution
:處

The Group has established a strong foothold in the Greater China market with an extensive manufacturing and distribution network spanning over 20 major cities.

集團在大中華地區的業務穩固，生產及分銷點遍設逾二十個主要城市。



Changchun 長春
Shenyang 瀋陽
Beijing 北京
Dalian 大連
Tianjin 天津
Qingdao 青島
Xuzhou 徐州
Xian 西安
Nanjing 南京
Suzhou 蘇州
Shanghai 上海
Chengdu 成都
Chongqing 重慶
Wuhan 武漢
Ningbo 寧波
Changsha 長沙
Fuzhou 福州
Hukow 湖口
Taipei 台北
Huizhou 惠州
Guangzhou 廣州
Xiamen 廈門
Dongguan 東莞
Shenzhen 深圳
Shunde 順德
Hong Kong 香港



Clipsal restructuring presents new opportunities

Clipsal Asia Holdings Limited ("CAHL"), the new joint venture with Schneider Electric, provides a broader product offering, enhanced manufacturing capabilities, a much stronger regional distribution network and better efficiencies of scale.

Turnover for the year for CIHL increased slightly by 1.8%. Business sentiment has steadily improved in Asia since 2003 and this was reflected in sales growth in Hong Kong, Singapore, Malaysia, Indonesia and Vietnam, especially in the fourth quarter. The China operations also improved with encouraging sales growth in the fourth quarter that reinforced CIHL's market share despite the fierce competition.

CIHL continues to invest in the light fittings business, particularly in China, to develop Pierlite Lighting (China) Ltd into a more sizable business under both the PIERLITE and GP brands.

重組奇勝帶來新商機

CIHL與施耐德電氣合組的奇勝亞洲集團提供更廣泛的產品系列，配合更高的生更廣闊的地區分銷網絡，並享有更佳經

CIHL之全年營業額輕微上升1.8%。亞洲境自二零零三年起逐步改善，這從香港、馬來西亞、印尼及越南等市場在去年尤之銷售均有增長可見一斑。CIHL在中國有改善，第四季之銷售更有令人鼓舞的此CIHL雖然面對劇烈的市場競爭，仍取市場佔有率。

CIHL繼續拓展中國之照明產品業務，將明（惠州）有限公司的業務發展得更具規以PIERLITE及GP作品牌之產品。









Group's flagship
in Huizhou, China
with advanced
cturing processes
have significantly
nced the Group's
tion capacity and
efficiency.

國惠州的旗艦廠房
產設施，大大提高
之生產力和效率。

Electronics business sees positive growth

The electronics business saw an increase in both sales and profitability overall. Sales of electronics products improved by 16.4% compared to the previous year. In particular our LTK cables business achieved record sales and a significant improvement in profitability.

The automobile industry boom in China was a major driver for sales in the wire harness business, and that market looks set to continue to grow despite the recently announced austerity program. Demand from Japan and a stronger Japanese Yen also fuelled growth in sales, while the LTK cable business saw steady growth throughout the year.

The branded speaker business also performed well in terms of sales and improving profitability. Over the past two to three years we have expanded the international network for our acoustics and professional audio products and we look forward to further growing our business in North America and Europe.

電子業務呈現增長

電子業務之銷售及盈利均有增長，當中電子
之銷售比去年上升16.4%，而樂庭電纜之銷
創新高，盈利亦顯著改善。

中國的汽車工業發展蓬勃，帶動汽車配線的銷
縱使最新公佈了宏觀調控政策，預料該市場
繼續增長。日本市場之需求及日元強勁亦令
上升。樂庭之電纜業務全年穩健增長。

英國的揚聲器業務無論在銷售及盈利方面均
良好。集團在過去兩三年一直拓展揚聲器及
音響產品的國際分銷網絡，並會繼續開拓北
歐洲市場。

GP Batteries continues to deliver strong growth

The batteries business achieved record turnover in 2003/04 as well as a 38.8% improvement in net profit. These results were largely attributable to a more profitable product mix and successful branding and marketing campaigns. In particular, turnover for Lithium Ion rechargeable batteries improved by more than 40%. At the same time, strong demand for high-drain portable electronic devices is supporting healthy growth in Nickel Metal Hydride and Nickel Cadmium rechargeable batteries.

The Group is capitalizing on these trends by strengthening its market position through advertising and marketing promotions. During the year a survey by AC Nielsen ranked GP Batteries number one in terms of market share growth for alkaline batteries in Hong Kong for the second consecutive year.

During the last quarter of 2003/04, the batteries business managed to overcome significant increases in raw material costs, underscoring the Group's ability to weather adverse conditions whenever they arise.

Lighthouse Technologies weathers ongoing price battles

Within the Group's Technology and Strategic Division, the LED screens business under Lighthouse saw a recovery in demand, but this was coupled with extreme price competition. As a result, although turnover improved slightly compared to last year, margins were squeezed and Lighthouse achieved only a small profit. That it was able to do so testifies to the efforts expended in new product introduction and cost-cutting.

Strengthened financial position

The Group's financial position was strengthened by the proceeds from the CIHL deal with Schneider Electric and as at March 31, 2004, shareholders' funds and minority interests totalled HK$1,551 million. The Group is in a good position to invest strategically in strengthening its operations in the electronics, electrical installations and batteries businesses. We will continue to build on our core businesses over the coming year.

金山電池業務繼續增長強勁

金山電池在二零零三/零四年度營業額再
純利亦上升38.8%，主要由於金山電池
較高的產品組合及奏效的品牌建立及市
動，當中鋰離子充電池之營業額更
40%。在市場對高耗電量手提電子產品
求帶動下，鎳氫及鎳鎘充電池之業務亦
增幅。

集團乘這些升勢，在廣告及市場推廣活
入資源，鞏固其市場地位。據市場研究
爾森公布的調查報告顯示，「GP超霸」鹼
續兩年在香港的市場佔有率之增長榮列

於二零零三/零四年度第四季，電池業務
料成本大幅上漲帶來的影響，充份反映
夠能力應付逆境。

兆光科技克服持續的價格競爭

至於科技及策略部，兆光科技的發光二
屏幕業務恢復增長，惟競爭依然非常激
雖然營業額較上一年度輕微增加，仍因
縮減而只能錄得輕微盈利。兆光科技成
產品和致力減低成本，有助取得盈利。

財政狀況更形穩固

集團的財政狀況因CIHL與施耐德電氣之
收益而更見加強。於二零零四年三月三
集團之股東資金及少數股東權益合共十
一百萬港元，集團擁有足夠資金作策略
鞏固電子、裝置電器及電池業務運作，
年會繼續發展集團核心業務。

OUTLOOK

In 2002/03 saw a recovery from very tough times and this past year we have built significantly on that recovery. In the year ahead there are some major uncertainties that may affect the business environment. In the near- to medium-term commodity prices, energy costs and interests rate rises may all affect the market and the industries we are in.

Our philosophy, however, has always been to take the long-term view and ensure that our businesses can ride out any adverse cycles intact. We continue to build new strengths into the businesses, such as acquiring advanced technology in the batteries business and developing the joint venture with Schneider Electric in the EWDIS sector.

With our operations constantly getting stronger and in great shape to expand further as opportunities arose, I am confident that our focus on building businesses that can withstand regular setbacks as well as performing well in the good times is right for Gold Peak.

VOTE OF THANKS

This year marks the Group's 40th anniversary. We could not have achieved such growth and success without the strong support of our shareholders, business partners and dedicated employees. I would like to take this opportunity to extend my sincere thanks to all of them for their part in building Gold Peak, and for helping to make 2003/04 a successful year.

Victor LO Chung Wing
Chairman & Chief Executive
June 7, 2004

展望

二零零二/零三年，集團從艱辛恢復過來，
去的年度，集團在經濟復甦下繼續發展。在
將會有些對營商環境或會構成影響的不明朗
至於短至中期內，原料價格、能源成本及
升均有可能影響集團目前市場及業務範疇。

集團的經營理念一向具長遠目光，務求令
使面對週期性逆境也能安然克服。我們致
新動力來鞏固各項業務，包括為電池業務
進技術、就電器配件及裝置系統業務與施
氣組成合資公司等。

一直以來，集團業務穩步成長，現在已準備
當時機適合便會進一步拓展業務。我深信
注發展既能抵受週期性低潮、又能於市場
有出色表現的業務的方針，絕對正確。

致謝

今年集團慶祝成立四十周年。集團能夠發展
全賴股東、業務夥伴及員工對集團的支持
團一步一步邁向成功，我謹對他們為集團
來的發展及在二零零三/零四年取得佳績所
力及支持致以由衷謝意。

羅仲榮
主席兼總裁
二零零四年六月七日

ɘview of Operations
務回顧

OVERVIEW

Most of the divisions of the Group reported satisfactory results during the year. Profit attributable to shareholders grew by 152.6% to HK$173.8 million, which was mainly due to good operational results as well as the inclusion of net exceptional gains from CIH Limited ("CIHL"). Turnover for all divisions increased by 17.2% to HK$6,485.4 million. Consolidated turnover decreased by 6.9% to HK$1,684.5 million as Lighthouse Technologies Limited's turnover was not consolidated since it became an associate in March 2003.

GP INDUSTRIES

GP Industries achieved record sales and profit during the year under review. Turnover grew by 16.4%. Net profit soared by 158.6%, mainly due to the outstanding performance of the Group's electronics and batteries businesses, and its share of net exceptional gain of CIHL.

Electronics Business

The electronics business continued to register impressive growth in operating profit. Despite the dramatic increase in commodity prices, it managed to further improve its overall gross margin as a result of better product mix and improved operating efficiencies. The new purpose-built factory in Huizhou, China commenced operations in April 2004. This new factory will significantly enhance the production capacity and efficiency as well as the competitiveness of the electronics and acoustics businesses.

概述

在二零零三/零四財政年度，集團旗下大部
錄得理想業績。股東應佔溢利較去年增力
至一億七千三百八十萬港元，主要由
營運業績良好，加上計入CIH Limited（「
淨特殊收益。所有業務部門之營業額
升17.2%，合共六十四億八千五百四十
由於兆光科技自二零零三年三月轉為集
公司後營業額不被綜合入賬，因此，與去
綜合營業額下降6.9%至十六億八千四
港元。

GP工業

GP工業全年之銷售及溢利創新高，營業
上升16.4%，純利激增158.6%，主要
及電池業務表現出色，加上計入了CIHL
收益。

電子部

電子部之營運溢利繼續錄得可觀增幅。
料價格劇增，但電子部透過推出更佳產
改善營運效率，進一步改善整體毛利。
州新落成之廠房於二零零四年四月開始投
令電子及揚聲器業務之生產力、效率以
大大提高。



1



2



wherever you are
and be there
UNI-Q
KEF

GP Industries has achieved good growth across its electronics, cables, automotive wire harness and acoustics businesses.

GP工業旗下之電子產品、電纜、汽車配線及揚聲器業務均取得良好增長。

1 LTK is well-poised to capture the growing market demand with its wide range of high-quality
樂庭提供多元化之優質電纜產品，配合市場的殷切需求。

2 In China, the wire harness business registered sales growth from the robust automotive indus
中國的汽車工業發展蓬勃，帶動汽車配線銷售增長。

3 KEF's KIT100 instant theatre, a new complete DVD-based home entertainment system
KEF KIT100家庭影音系統



3

Electronics and Components The electronics and components business continued to perform strongly. Turnover increased by 11.7%, mainly from growth in the sales of professional audio products. The contribution from electronics manufacturing also registered impressive growth during the year. In spite of high material costs, the contribution from the components business remained steady due to strong demand for aluminium parts and precision components.

Cables and Harness LTK Industries achieved another record year in sales growth, driven by the strong demand for eco-green cables and network cables. In spite of the dramatic increase in copper and PVC prices, LTK was able to improve its profitability significantly through increased sales and a more profitable product mix.

Sales of wire harness registered a 16.7% growth, with an increase in sales in both the China and Japan markets. This growth was mainly driven by improvements in quality and customer service. The contribution from associated companies in China grew markedly as market demand was driven higher by the robust automotive industry.

Acoustics The acoustics business achieved record sales and profit during the year. Sales and profitability of KEF and Celestion loudspeakers both achieved strong growth as a result of high consumer demand for lifestyle loudspeakers used in home theatres, as well as improved competitiveness from the weakened US dollar.

CIH Limited (currently 55.1%-owned by GP Industries)

CIH Limited, formerly known as Clipsal Industries (Holdings) Limited, achieved fairly steady sales growth in the fourth quarter of its financial year ended December 31, 2003. The overall gross profit margin was maintained through conscious efforts to improve operational efficiencies.

Formation of Joint Venture with Schneider Electric On December 22, 2003, CIHL completed the transactions with Schneider Electric SA of France to form a 50:50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS") in Asia. At the same time, CIHL sold its entire interest in the EWDIS business held by its associate Gerard Industries of Australia. The new joint venture, Clipsal Asia Holdings Limited, became the sole and exclusive manufacturer and distributor of EWDIS products under the "CLIPSAL" brand in 31 countries or regions in Asia. CIHL reported net exceptional gains of S$105.5 million from the transactions.

電子及零部件業務 電子及零部件業
勁，營業額上升11.7%，主要來自
銷售的增幅。是年度，電子產品生
貢獻亦錄得可觀增長。雖然物料成
於市場對鋁質零件及精密部件之需
業務之盈利貢獻因而保持平穩。

電纜及汽車配線業務 受市場對環保
纜之殷切需求帶動，樂庭全年之銷售
雖然銅及塑膠價格大幅上升，但樂庭
加上有利潤較高之產品組合，因此樂
顯著改善。

汽車配線銷售增幅達16.7%，中國及
銷售均有增長，主要由於產品及顧客
改善。中國汽車市場發展蓬勃帶動市
中國之聯營公司的盈利貢獻有明顯增

揚聲器業務 揚聲器業務之銷售及溢
消費市場對家庭影院的優質揚聲器
令「KEF」(極而峰)及「Celestion」(激
銷售及利潤錄得強勁增長，競爭力亦
而得以提高。

CIH Limited (GP工業現持有55.1%權益)

CIH Limited (前為「奇勝工業(集團)
於截至二零零三年十二月三十一日止
第四季銷售有較平穩的增長，透過持
效率，整體邊際毛利保持穩定。

與施耐德電氣組合資公司 於二零零三
十二日，CIHL與法國施耐德電氣成
50%權益之合資公司，在亞洲開發、
電器配件和裝置系統，同時將其在澳
Gerard Industries之電器配件及裝置系
部權益售予施耐德電氣。新合資公司
集團有限公司成為「CLIPSAL奇勝」品牌
和裝置系統在亞洲三十一個國家及地
獨家生產商和分銷商。CIHL在有關交
特殊收益共一億五百五十萬坡元。

…continues to
…den its product
…e and expand its
…ibution network
…e region.

…繼續擴闊產品系列和
…拓展分銷網絡。



布线不再乱如鸟巢!
澳洲 CLIPSAL 奇胜综合布线系统，始终坚持“细节中多一点变革”的原则，人性化设计，卓越的性能，让布线不再乱如鸟巢!



CLIPSAL 奇胜 通讯系统
专 业 成 就 · 澳 洲 之 光
咨询电话: 010-85622332 网址: www.clipsaldatacomms.com

1



ULTI
The Ultimate Switch
A CLIPSAL CONCEPT





CLIPSAL 奇勝

1



2

1 Advertisements of CLIPSAL data-communication
…roducts, ULTI wireless lighting control solution and
…LIPSAL electrical accessories
…告：「CLIPSAL奇勝」通訊產品、「ULTI奧智」無線光
…組合和「CLIPSAL奇勝」電器配件

2 CIHL's high-quality lighting products are installed
…China Netcom Building, Beijing.
…於北京之中國網通大廈採用CIHL的優質照明產品。

North Asian Markets Following the restructuring of the sales operations towards a stronger product and customer focus, electrical wiring accessories and electronic products achieved encouraging sales growth in the fourth quarter of 2003, further improving CIHL's market share despite intense competition.

In Hong Kong, the property market for new projects remained soft, but the retrofit market showed positive signs of improvement during the fourth quarter.

South East Asian Markets In Singapore, moderate sales growth was achieved although price competition intensified. In addition, the oversupply situation in both public and private residential properties resulted in suspended and delayed projects.

In Malaysia, the construction sector was sustained mainly by infrastructure and medium to low cost housing projects. Despite the highly competitive environment, CIHL maintained its market position through a combination of competitive pricing and aggressive promotional initiatives.

Other Markets Although it continued to record satisfactory profitability, profits of Gerard Industries of Australia declined from the exceptionally strong performance the previous year. This resulted in an overall decrease in the contribution from associated companies.

In the Middle East, strong sales were achieved in Bahrain, Qatar and Iraq. Sales to Syria, Lebanon and Jordan also increased. In the United Arab Emirates, the level of economic activity continued to grow unabated. New hotel and resort projects, commercial buildings and private residential developments drove sales growth.

Demand from emerging markets including Indonesia, Taiwan, Vietnam and South Korea gained momentum, while the markets in Sri Lanka, Pakistan, Thailand and the Philippines performed satisfactorily.

GP Batteries (currently 49.7%-owned by GP Industries)

GP Batteries achieved record turnover and profit during the year. Despite rising material costs, profit margins improved due to a more profitable product mix and economies of scale, amidst relatively low interest rates.

北亞洲市場 CIHL將其營運架構轉為以
為本之策略奏效，重組後，電器配件
在二零零三年第四季之銷售均有增長，
因此，縱使市場競爭激烈，CIHL仍能
有率。

在香港，新樓物業市場仍然疲弱，而
場於第四季則有好轉跡象。

東南亞市場 在新加坡，雖然價格競爭
仍錄得溫和增長，但公營及私人住宅
剩，以致工程項目遭擱置及延遲。

馬來西亞因有基建工程及中低價房屋
當地之建築業保持穩定發展。CIHL憑
勢之產品價格配合積極之推廣策略，
市場地位。

其他市場 澳洲Gerard Industries雖然
人滿意之盈利，但與上一年強勁業績
下降，令來自聯營公司之整體貢獻減少

CIHL在中東之巴林、卡塔爾及伊拉克
售，敘利亞、黎巴嫩及約旦之銷售亦
聯酋之經濟活動增長勢頭迅猛，新的
村項目、商業樓宇及私人住宅發展項
地之銷售。

印尼、台灣、越南及南韓等地之市場
來，而斯里蘭卡、巴基斯坦、泰國及
場則有令人滿意的表現。

金山電池 (GP工業現持有49.7%權益)

金山電池年內的營業額及溢利再創新
料價格上升，但金山電池面對利率較
境，推出利潤更高的產品組合和享有
益，邊際毛利得以改善。




超值勁電
精明之選
GP超霸


GP
Ultra
Alkaline Battery


超極速
全球最快充電器
U-Smart
GP充電寶
4組獨立智能
充電管道，確保安全
30
GP超霸
查詢熱線：2420 0281


ACNielsen數據
連續兩年銷量增長
雙年冠！
GP超霸
DIGITAL
2003
No.1
100%抵用
GP超霸


GP Ultra
Alkaline Battery
冠軍
GP超霸

upported by aggressive advertising campaigns,
P Batteries continues to gain brand
ecognition in the regional market.

山電池在區內積極展開大型宣傳推廣活動，
續提高「GP超霸」品牌的知名度。

Asia Sales in Hong Kong and China registered an increase of over 30% due to strong growth of the OEM and consumer retail markets. GP Batteries continued to gain market share in Hong Kong in both the alkaline and rechargeable battery categories. Sales in South Korea and Taiwan grew due to strong OEM requirements, while in the ASEAN region sales decreased as OEMs continued to migrate to lower cost countries.

亞洲市場 由於原件生產(OEM)及消費
長強勁，香港及中國的銷售錄得逾3
香港，GP超霸電池無論在鹼性電池和
的市場佔有率持續上升。南韓和台灣
子產品製造商的殷切需求帶動下增加
的電子裝配工業繼續遷到低生產成本
當地的OEM銷售下跌。

Europe Sales in Europe increased due to robust demand in the consumer rechargeable battery market. With the strengthening of the Euro, Europe registered satisfactory growth in both turnover and profit.

歐洲市場 歐洲市場對零售充電池需求
因而上升。因歐元表現強勁，金山電
營業額及盈利錄得滿意增幅。

North and South America Sales in both North and South America increased, fuelled by strong demands from private label customers.

南北美洲市場 南北美洲因私人品牌
殷，金山電池在兩地之銷售均有增長





ighthouse LED superscreens are used at various indoor and outdoor events worldwide for its superior brightness and quality.
兆光科技之LED大型屏幕擁有高亮度，廣為世界各地室內及戶外活動採用。

i) Entrance of Avenue of Star, Tsim Sha Tsui, Hong Kong
（左）香港尖沙嘴星光大道入口

(right) A 30-sq m screen cring the entire atrium ceiling a building in Berlin, Germany
（右）德國柏林一幢建築物的整個大堂樓底安裝了30平方米的LED大型屏幕

TECHNOLOGY AND STRATEGIC DIVISION

The market for LED superscreens showed signs of improvement during the year although competition remained very keen. Lighthouse Technologies Limited, 46.6%-owned by the Group, continued to face a tough and highly competitive market during the year. It maintained a steady turnover but its profit margin was significantly squeezed due to severe price competition. Overall, Lighthouse achieved a small profit in its financial year ended December 31, 2003 mainly due to its successful introduction of new products and continued efforts to cut cost.

科技及策略部

是年度，發光二極管大型屏幕市場雖
激烈，但有改善跡象。集團佔46.6%
有限公司依然面對艱難和競爭非常激
雖然營業額得以保持穩定，惟邊際利
爭嚴峻而顯著縮減。兆光科技於截至
十二月三十一日止年度錄得輕微盈利
成功推出新產品和不斷致力減低成本。

FINANCIAL REVIEW

During the year, the Group's consolidated net bank borrowings increased by HK$82 million to HK$1,840 million. As at March 31, 2004, the aggregate of the Group's shareholders' funds and minority interests was HK$1,551 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' funds and minority interests) was 1.19 (March 21, 2003: 1.44). The gearing ratios of the Company, GP Industries and GP Batteries were 0.89, 0.48 and 0.75 respectively. Except for CIHL which maintained a net cash position as at December 31, 2003, there were no significant changes in the gearing ratios when compared to those as at the last balance sheet dates of the respective companies.

The Group and its major associates continued their prudent policy in managing foreign exchange risks. Forward contracts, local currency borrowings and local sourcing have been arranged to minimize foreign exchange risks as appropriate. At March 31, 2004, 45% (March 31, 2003: 48%) of the Group's bank borrowings was revolving or repayable within one year whereas 55% (March 31, 2003: 52%) was mostly repayable from one to five years. Most of these bank borrowings are on floating interest rates. Approximately 15%, 34% and 48% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively. In February 2004, the Company arranged a syndicated loan of HK$420 million for general working capital purposes.

HUMAN RESOURCES

As at March 31, 2004, the Group and the operations of its major business divisions employed more than 18,000 people worldwide. People are the Group's greatest asset and the Group is committed to providing an environment across its various divisions where employees feel valued and appreciated, thereby nurturing a sense of belonging to the Group.

Remuneration Policies

The Group offers competitive remuneration and benefit packages and advancement opportunities to its employees. Remuneration policies are reviewed regularly and maintained at a competitive level with the market in respective

財務回顧

集團於是年度之綜合銀行貸款淨額增加八千萬港元至十八億四千萬港元。於二零零四年三十一日，集團之股東資金及少數股東權益十五億五千一百萬港元，借貸比率（按綜合貸款淨額除以股東資金及少數股東權益計算1.19（二零零三年：1.44）。若以個別公司計本公司、GP工業及金山電池之借貸比率分0.89、0.48及0.75，除CIHL於二零零三年十二十一日持有淨現金，集團及各公司之借貸比去年年結日之數字比較並無顯著變化。

集團及其主要聯營公司貫徹其審慎管理外匯的策略，透過安排遠期合約、本地貨幣借於當地採購等措施，將匯率波動所帶來的減至最低。於二零零四年三月三十一日，集45%（二零零三年：48%）之銀行貸款屬循環一年內償還借貸，其餘55%（二零零三年：5則大部份為一年至五年內償還貸款。集團之貸款大部份以浮息計算，而美元、新加坡元元所佔比例分別約為15%、34%及48%。於零四年二月，本公司安排一項四億二千萬港銀團貸款作一般營運資金。

人力資源

於二零零四年三月三十一日，集團及其主要部門在全球聘用員工逾一萬八千人。集團一員工為最寶貴的資產，致力締造一個理想的環境，令員工感到備受重視和賞識，增加員集團的歸屬感。

薪酬制度

集團設有具競爭力之薪酬及福利制度，並給工晉升機會。集團定期檢討其薪酬制度，確個別勞工市場能維持在具競爭力之水平。附

countries. In addition to basic salary, bonuses and share options may also be granted to eligible and performing employees at the discretion of the board and based on the performance of the individual employees as well as the Group.

Retirement Benefit Scheme

In Hong Kong, the Company and the majority of its member companies operated a defined contribution retirement scheme, which is an ORSO scheme with Mandatory Provident Fund ("MPF") exemption, for all qualified employees. At the same time, the Group also participated in an MPF scheme registered under the Hong Kong Mandatory Provident Fund Ordinance as an option for new employees.

In China, member companies of the Group joined the state-managed retirement benefit scheme operated by the China government. In addition, the majority of overseas member companies participated in central provident fund schemes established by the relevant authorities in their respective countries.

Training and Development

The Group continued to place strong emphasis on staff training and development and promoting a life-long learning attitude among employees to sustain its leadership position. During the year, the Company and other member companies constantly searched for new ways to enhance efficiency and organized various training sessions and management workshops, courses on six sigma, business ethics and language as well as talks on workplace safety and occupational health.

本薪酬外，集團更設有獎金及認股權計
事局按個別員工之表現及集團業績決定
資格及表現出色的員工。

退休福利計劃

在香港，本公司及集團大部份成員機構
合資格的員工設有獲豁免強積金的界定
金福利計劃 —「職業退休計劃」，同時亦
制性公積金法例規定設立了強積金計劃
員提供多一項選擇。

在中國，集團的成員機構均參加由中國
的退休福利計劃，而集團大部份海外成
參與由當地有關當局成立之中央公積金

培訓及發展

集團一向著重員工的培訓和發展，鼓勵
「活到老學到老」的學習態度，以保持集
領導地位。是年度，本公司及集團其他
不斷採用新方法提高員工之工作效率，
了多項培訓課程及管理層工作坊、有關
管理工具、商業道德、工作間安全和職
座及語文課程等。

left) Thank-you party for organizing the 40th anniversary celebrations
（左）答謝員工積極參與籌備四十周年慶祝活動

(right) A seminar on romoting business ethics
（右）員工及管理層參加提倡商業道德之講座





Staff Relations

The Group continues to strengthen internal communications and boost the Gold Peak family spirit through staff intranet websites and newsletters as well as social activities. Company tours, Christmas parties and annual dinners were organized. In May 2004, more than 1,100 employees from Hong Kong, China, Singapore and other countries around the world joined the Group's 40th anniversary celebrations in Hong Kong.

員工關係

集團透過公司內聯網、員工通訊及聯誼活動
加強內部溝通和激勵集團的團隊精神，同時
時舉辦各類型聯誼活動，包括外遊、聖誕聯
和週年晚宴等。二零零四年五月，逾一千一
來自香港、中國、新加坡和其他國家的僱員
香港，共慶集團成立四十週年。




金山工業集團
GOLD PEAK

ıaff Christmas party
(左) 聖誕聯歡會

our to Zhuhai, China
anized for staff and
family members
) 員工及家眷參加中國
珠海之旅

COMMUNITY RELATIONS

As a committed and responsible corporate citizen, the Group continued to support a number of industry programs. During the year, the Group continued to sponsor the Hong Kong Awards for Industry and made cash donations to the Hong Kong University of Science and Technology for the Government Matching Grant Scheme and the development fund for The Polytechnic University's School of Design. It also supported "Style Hong Kong-Shanghai" organized by Hong Kong Trade Development Council and "Business of Design Week" staged by the Hong Kong Design Centre.

The Group also supported a wide spectrum of community activities such as Corporate and Employee Contribution Program, Dress Casual Day and Skip Lunch Day organized by the Community Chest of Hong Kong; Blood Drive initiated by the Red Cross Hong Kong; and Youth Pre-employment Training Program organized by the Labour Department. During the outbreak of SARS in April and May 2003, the Group made monetary and in-kind donations to SARS victims and the community to help combat the disease.

社會公益

金山工業集團致力成為良好的企業公民，對
各項工業推廣活動不遺餘力。是年度，集團
贊助香港工業獎，又捐款予香港科技大學之
等額補助基金計劃和香港理工大學設計學院
展基金，更支持香港貿易發展局在上海舉
「活力 • 色彩 • 新意 • 香港」推廣項目和香港
中心之「設計營商週2003」。

此外，集團亦積極響應各類型社會公益活
包括香港公益金舉辦的「商業及僱員募捐計
「公益金便服日」及「折食日」、與香港紅十字
辦的「員工捐血日」，以及由勞工署統籌的「
計劃」等。於二零零三年四至五月香港爆發非
肺炎期間，集團捐款援助病患家庭，又送贈
協助社區對抗炎症。

To promote a green lifestyle and arouse environmental concern, GP Batteries staged the education program "Live a Green Lifestyle" for Hong Kong secondary school students for the second time. The Group also participated in the "Walking for a Green and Healthy Hong Kong" jointly organized by the Environmental Campaign Committee and the Environmental Protection Department.

The Group continued to receive the Caring Company Award from the Hong Kong Council of Social Service in recognition of its active participation in community work.

為宣揚綠色生活及環保意識，GP超霸
「綠色生活　由我做起」環保教育活動；
加環境保護運動委員會和環境保護署合㴝
步環保路　共創健康香港」活動。

集團再獲香港社會服務聯會頒授「商界月
誌，表揚集團於去年致力關懷社會，積
益及社區活動。

ι) More than 100 students
icipated in the model-design
mpetition of the GP "Live a
n Lifestyle" school program.
（左）超過一百名學生參加
P超霸「綠色生活　由我做起」
學界環保精英體驗計劃之
環保模型設計大賽。

ιt) About 100 staff in Hong
g participated in the Group's
ınual blood donation drive.
）約一百名香港員工響應集團
員工捐血日。





APPRECIATION

This year marks the 40th anniversary of the Group. Our dedicated staff have been a major force supporting our growth during the past years, whether in good times or bad times. We take this opportunity to thank all the employees of the Group Peak family for their hard work and dedication. We also wish to express our sincere gratitude to our shareholders and business partners for their invaluable support and confidence.

The Board of Directors
Gold Peak Industries (Holdings) Limited
June 7, 2004

致謝

集團成立至今四十年，無論在順逆境不
壯，實在有賴員工盡心盡力，組成一股強
推動集團發展。在此，董事局謹向金山
每一位員工的努力和貢獻表示衷心謝意
全體股東及業務夥伴一直以來對集團的
和信心。

金山工業(集團)有限公司董事局
二零零四年六月七日

porate Calendar of Events

日誌



Hong Kong 香港科技園
Science & Technology Parks
2003 Hong Kong Awards for Industry
Technological Achievement
Certificate of Merit
This certificate has been awarded to
Lighthouse Technologies Limited
for achieving a high level of technological innovation, commercialisation and the fostering of technology culture
Chairman

1

2003

October

- Lighthouse Technologies Limited was awarded HKSTP Certificate of Merit in Technological Achievement in the 2003 Hong Kong Awards for Industry. 1

December

- Clipsal Industries (Holdings) Limited formed a 50:50 joint venture agreement with Schneider Electric SA of France and disposed of entire interest in Gerard Industries (No. 3) Pty Ltd's electrical wiring devices and installation systems business. Clipsal Industries was subsequently renamed CIH Limited.
- GP brand was ranked first in the market share growth of alkaline batteries in Hong Kong for the second consecutive year in a survey conducted by AC Nielson.

二零零三

十月

- 兆光科技有限公司榮獲2003香港工業獎之
科技園科技成就優異證書。1

十二月

- 奇勝工業與法國施耐德電氣成立各佔5(
益之合資公司，同時將其在Gerard Indu
(No. 3) Pty Ltd之電器配件及裝置系統業系
有權益售予施耐德電氣。奇勝工業於交易
後改名為CIH Limited。
- 「GP超霸」鹼性電池於AC尼爾森之二零零
調查中，連續第二年在香港的市場佔有率
長榮列榜首。


2

2004

January

- The Group's battery brand, GP Batteries, was named a Hong Kong top ten brand name for the second time and won the Honorary Award at the 2003 Hong Kong Top Ten Brandnames Awards organized by the Chinese Manufacturers' Association of Hong Kong. 2



商界展關懷
ompany 2002–04

3

February

- The Company received the Caring Company Award from the Hong Kong Council of Social Service for the second year. 3
- The Company signed an agreement with a group of fourteen banks to raise HK$420 million through a three-year term loan facility. 4


4

April

- GP Batteries entered into an agreement with Danionics A/S of Denmark to set up a joint venture to produce Lithium Polymer batteries.
- GP Industries increased its shareholding in CIH Limited to over 54%, making CIH Limited a subsidiary of the Company.

May

- The Group celebrated its 40th anniversary.

二零零四

一月

- GP超霸於香港中華廠商聯合會主辦的二零
香港十大名牌選舉中再度獲獎，並獲頒
譽獎。2

二月

- 本公司連續第二年獲香港社會服務聯會頒
「商界展關懷」。3
- 本公司與十四家銀行簽署共四億二千萬港
三年期銀團貸款協議。4

四月

- 金山電池與丹麥Danionics A/S簽署合作協議
一家合資公司，在中國生產鋰離子聚合物電
- GP工業增持CIH Limited的股權至逾54%
Limited隨而成為本公司之附屬公司。

五月

- 集團慶祝成立四十周年。

:lebrating the Group's 40th Anniversary

祝集團四十周年

d Peak Group celebrated its 40th hday in Hong Kong in May 2004. : Honourable Tung Chee-hwa, ef Executive of Hong Kong SAR, :nded the cocktail reception on y 21 as the guest-of-honour. On next day, more than 1,500 staff guests from around the rld joined the dinner party. ertainment, beer competition and :y draw were just a few among many highlights of the evening. : longest-serving employees and tstanding partners were nmended for their support and ıtribution to the Group.

!工業集團於二零零四年五月在香港成立四十周年。五月廿一日之雞尾承蒙香港特區行政長官董建華先生擔任主禮嘉賓，令酒會生色不少。，約一千五百名香港及海外員工和參加員工聯歡晚宴，節目十分豐計有歌星獻唱、中樂大師演奏、精激的啤酒競飲大賽及大抽獎，各人盡興。集團更藉此機會，表揚服務最長之員工以及與集團長期以來合間之業務夥伴。


GOLD
PEAK

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2



[1] The Honourable Tung Chee Hwa, Chief Executive of HKSAR, joined the directors of Gold Peak at the cocktail reception and toasted the success of the Group.
酒會主禮嘉賓—香港特區行政長官董建華先生與金山工業之董事為集團四十周年誌慶祝酒。

[2] The Honourable Henry Tang, GBS, JP, Financial Secretary of HKSAR attended the dinner party as the guest-of-honour and joined the cake-cutting and toasting ceremony.
香港特區財政司司長唐英年先生應邀擔任員工聯歡晚宴之主禮嘉賓，主持簡單而隆重的切餅及祝酒儀式。

nding Partner
s:

ırporation, China
集團有限公司

Corporation Pty
. Australia

Battery Co Ltd, Japan
電池株式會社


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4


5


6


7


8


9

Outstan
Partner

6 The Hon
Shangha
Corporat
香港上海

7 RadioSha
Sourcing

8 Uniden H
香港友利

9 Katayam
Industrie
片山特殊




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12

st Service Staff Awards:
務員工獎項：

Kuen 鍾權
rs of service)

ok King 潘國經
rs of service)

ung Yuen 羅重元
rs of service)








Sylva Team B
Gold Peak
Clipsal Group
GPE Team A
Sylva Team A



rofile of Directors and Senior Management

事及高級管理層簡介

Victor LO Chung Wing GBS, OBE, JP, aged 54, joined Gold Peak Group in 1972 and has been appointed Chairman & Chief Executive since 1990. He is also Chairman of GP Industries Limited and CIH Limited as well as the former Chairman of GP Batteries International Limited from 1990 to 1993. Mr Lo is Chairman of Hong Kong Science and Technology Parks Corporation and Council Chairman of The Hong Kong Polytechnic University. He is also a member of the Steering Committee on Innovation and Technology, the Greater Pearl River Delta Council and the Exchange Fund Advisory Committee. He was Chairman of Federation of Hong Kong Industries from July 2001 to July 2003. Mr Lo graduated from the Institute of Design of Illinois Institute of Technology in the US with a Bachelor of Science degree in Product Design.

羅仲榮 GBS，OBE，太平紳士，五十四歲
二年效力金山工業集團，於一九九零年
主席兼總裁，現時亦為GP工業有限公
Limited主席，並曾於一九九零年至一九
任金山電池國際有限公司主席。羅氏非
園公司主席及和香港理工大學校董會主
任創新及科技督導委員會成員、大珠三
員會成員及外匯基金諮詢委員會成員，
零一年七月至二零零三年七月出任香港
主席。羅氏於美國伊利諾理工學院畢業
品設計理學士學位。

Andrew NG Sung On aged 54, joined Gold Peak Group in 1975 and has been appointed Vice Chairman since 1990. He is the founder of the micro battery and rechargeable battery divisions of Gold Peak Group and was appointed Chairman and Chief Executive of GP Batteries International Limited in 1993. Mr Ng is a Vice Chairman of Hong Kong Critical Components Manufacturers Association. He graduated from the Massachusetts Institute of Technology in the US with a Master of Science degree in Chemical Engineering.

吳崇安 五十四歲，自一九七五年效力金
團，於一九九零年獲委任為副主席。吳
工業集團微型及充電式電池部創辦人，
三年獲委任為金山電池國際有限公司主席
吳氏現時為香港關鍵性零部件製造業協會
吳氏於美國麻省理工學院畢業，持有化
學碩士學位。

Kevin LO Chung Ping aged 68, was Chairman of Gold Peak Group from 1983 to 1990. He is currently involved in the Group's information technology application specializing in broadband networking and Internet appliance development. He is also actively involved in the advanced electronic product development of Gold Peak Group. A veteran in the television broadcasting industry, Mr Lo has been a member of the board and the executive committee of Television Broadcasts Limited, which is listed on the Main Board of The Stock Exchange of Hong Kong Limited, since 1977.

羅仲炳 六十八歲，於一九八三年至一九
任金山工業集團主席。羅氏於集團的資
用，尤其在寬頻網絡及互聯網工具發展
重要角色，亦積極參與開發集團之先進電
羅氏於電視廣播界具資深經驗，自一九
任香港上市公司電視廣播有限公司之董
行委員會成員。

Paul LO Chung Wai aged 56, was one of the co-founders of Gold Peak Group. He has been instrumental in the corporate development of the Group, particularly in the diversification of the Group's business and investment into Taiwan and China. He is Chairman of LTK Industries Limited and COTCO Holdings Limited. Mr Lo is currently the Vice President of Huizhou Association of Enterprises with Foreign Investment of China. He is also a Councillor of Guangdong Association of Enterprises with Foreign Investment of China.

羅仲煒 五十六歲，為金山工業集團創辦
在集團之企業發展擔當重要角色，尤其
業務及於中國和台灣的投資方面。羅氏
實業有限公司及華剛光電（集團）有
主席。現時，羅氏為中國惠州市外商投
會理事會副會長及廣東外商投資企業協
理事。

LEUNG Pak Chuen aged 54, joined Gold Peak Group in 1981 and has been appointed an Executive Director since 1990. He is currently Executive Vice Chairman of GP Industries Limited and an Executive Director of CIH Limited. Mr Leung has been in the electronics manufacturing industry for over 30 years and has played an important role in setting up major joint ventures for Gold Peak Group in China in mid 80s. He is a Vice Chairman of Hong Kong Auto Parts Industry Association. He is a member of the Chartered Institute of Marketing of the UK and British Institute of Management. He graduated from Chu Hoi College in Hong Kong with a Bachelor's degree in Business Administration.

梁伯全 五十四歲，於一九八一年效力金山工團，於一九九零年獲委任為執行董事，現時工業有限公司執行副主席及CIH Limited之執事。梁氏從事電子製造業逾三十年，對集團十年代中期在中國成立多間合資公司擔任重色，現時為香港汽車零部件工業協會副主席氏為英國特許市務學會會員及British Institu Management會員，於香港珠海書院畢業，抟商管理學士學位。

Richard KU Yuk Hing aged 56, joined Gold Peak Group in 1978 and has been appointed an Executive Director since 1990. He is also Vice Chairman of GP Batteries International Limited. He has over 20 years' experience in international marketing in the battery industry. He graduated from the Sophia University in Japan with a Bachelor of Science degree in Economics.

顧玉興 五十六歲，於一九七八年效力金山工團，於一九九零年獲委任為執行董事，現時金山電池國際有限公司副主席，於電池業累過二十年之國際市場推廣經驗。顧氏於日本大學畢業，持有經濟學理學士學位。

Andrew CHUANG Siu Leung SBS, JP, PhD, FHKIE, aged 56, has been appointed an Executive Director since 1992 and is currently an Executive Director of GP Industries Limited and a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Dr Chuang serves as Chairman of the Design Council of Federation of Hong Kong Industries and Chairman of Operations Review Committee of the Independent Commission Against Corruption. He graduated from Queen Mary College of the University of London with a first class Honours in Bachelor of Electrical (Electronics) Engineering degree and a Doctorate degree in Microwave Engineering.

莊紹樑博士 SBS，太平紳士，FHKIE，五十六歲一九九二年獲委任為執行董事，現為GP工業公司執行董事及集團旗下科技及策略部之GI有限公司董事。莊氏為香港工業總會之設計會主席及廉政公署審查貪污舉報諮詢委員會主莊氏畢業於倫敦大學Queen Mary College，抟機(電子)工程學士一級榮譽學位及微波工程學位。

CHAU Kwok Wai aged 50, joined the Group in 1979 and has been appointed an Executive Director since 1993. He is also Vice Chairman and Managing Director of CIH Limited. He is a Fellow Member of the Association of Chartered Certified Accountants. He graduated from the University of Lancaster in the UK with a Master of Arts degree in Accounting and Finance.

周國偉 五十歲，自一九七九年效力金山工團，於一九九三年獲委任為執行董事，現時Limited副主席兼董事總經理。周氏為特許公計師公會資深會員，於英國University of Lanc畢業，持有會計及財務文學碩士學位。

Raymond WONG Wai Kan aged 52, has been appointed an Executive Director since 1997. He joined Gold Peak Group in 1986 and is currently General Manager of the Company. He is also an Executive Director of GP Industries Limited and GP Batteries International Limited. Mr. Wong is a Fellow Member of the Association of Chartered Certified Accountants of the UK, a Certified Public Accountant in both Hong Kong and the UK, as well as a Certified Financial Consultant of the Institute of Financial Consultants of Canada and the US. He is also a member of the Institute of Chartered Secretaries and Administrators of the UK, Hong Kong Society of Accountants, and the Institute of Business Administration of the US.

王維勤 五十二歲，自一九八六年加入金山工團，於一九九七年獲委任為執行董事，現為司總經理、GP工業有限公司及金山電池國際公司執行董事。王氏為特許公認會計師公會會員、香港及英國執業會計師、加拿大及Institute of Financial Consultants之認可財務顧英國特許秘書及行政人員公會會員、香港會公會會員及美國Institute of Business Administr會員。

Vincent CHEUNG Ting Kau aged 62, has been appointed a non-executive director since 1984. He is an executive director of Jade Dynasty Food Culture Group Limited and an independent non-executive director of Techtronic Industries Company Limited and Paul Y. ITC Constructions Holdings Limited; all of which are listed on the Main Board of the Stock Exchange of Hong Kong Limited. A graduate in law from University College, London, Mr Cheung has been a practicing solicitor since 1970 and is now the Managing Partner of Vincent T.K. Cheung, Yap & Co., Solicitors. He is qualified to practise in Hong Kong and UK.

張定球 六十二歲，於一九八四年獲委任為非董事，亦為玉皇朝飲食文化集團有限公司之董事，保華德祥建築集團有限公司及創科實限公司之獨立非執行董事，該等公司均在香合交易所主板上市。張氏在英國倫敦Unive College取得法律學位，於一九七零年成為執師，現為香港張葉司徒陳律師事務所之首席人，擁有香港及英國執業資格。

LUI Ming Wah JP, PhD, aged 66, has been appointed a non-executive director since 1995. He is an established industrialist serving as the Honorary Chairman of the Hong Kong Electronic Industries Association and Chairman of Hong Kong Shandong Chamber of Commerce. He is also an Executive Committee Member of the Chinese Manufacturers' Association of Hong Kong, a member of Hong Kong International Arbitration Centre, a Council Member of The Hong Kong Polytechnic University and a standing committee member of the Shandong Committee of China Political Consultative Congress. Dr Lui was elected to the HKSAR Legislative Council in May 1998 for a term of two years. In the 2000 Legislative Council Elections, he was elected again for a term of four years. He obtained his Master and Doctorate degrees from the University of New South Wales in Australia and the University of Saskatchewan in Canada respectively. He is currently the Managing Director of Keystone Electronics Co. Ltd.

呂明華博士 太平紳士，六十六歲，於一九
委任為非執行董事。呂博士為香港知名
現為香港電子業商會榮譽主席及香港山
席，同時為香港中華廠商聯合會常務會
國際仲裁中心董事，香港理工大學校董
及山東省政協常務委員。於一九九八年
氏被選為香港特別行政區立法會成員，任
並於二零零零年立法會選舉再獲選連任
氏持有澳洲新南威爾斯大學碩士學位及
省大學博士學位，現時為文明電子有限
事總經理。

John LO Siew Kiong OBE, JP, FRMIT, aged 65, is currently a non-executive director of Gold Peak. He serves as the Honorary Chairman of Hong Kong Standards and Testing Centre Limited and Hong Kong Quality Assurance Agency. Mr Lo has received a Fellowship Diploma from the Royal Melbourne Institute of Technology in Communication Engineering in Australia.

羅肇強 OBE，太平紳士，FRMIT，六十五歲，
工業集團之非執行董事。羅氏為香港標
中心和香港品質保證局榮譽主席。羅氏
Royal Melbourne Institute of Technology
工程資深會員。

Frank CHAN Chi Chung FCCA, FHKSA, ATIHK, CPA, aged 50, has been appointed a non-executive director since July 16, 2004. He is currently a Group Executive Director and the Group Chief Financial Officer of Techtronic Industries Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Mr Chan is a fellow member of both the Association of Chartered Certified Accountants and Hong Kong Society of Accountants, a member of The Society of Chinese Accountants and Auditors, and an associate of The Taxation Institute of Hong Kong. He is qualified to practise as a Certified Public Accountant in Hong Kong.

陳志聰 FCCA，FHKSA，ATIHK，CPA，五十歲
零四年七月十六日起獲委任為非執行董
為香港上市公司創科實業有限公司之集
事及集團財務總監。陳氏為英國特許公
公會及香港會計師公會資深會員、香港
師公會會員及香港稅務學會會員，在香
業會計師資格。

Brenda LEE Wong Yuk Wan aged 49, joined Gold Peak Group in 1982 and is currently a Deputy General Manager of the Company. She is also a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Mrs Lee is a Vice President and Fellow Member of Hong Kong Institute of Human Resource Management. She holds a Master of Arts degree from the Macquarie University of Australia.

李黃玉環 四十九歲，自一九八二年效力
集團，現為金山工業之副總經理及集團
及策略部之GP科技有限公司董事。她現
力資源管理學會副會長及資深會員，
Macquarie University文學碩士學位。

WONG Man Kit aged 44, joined Gold Peak Group in 1991 and is currently a Deputy General Manager as well as Company Secretary of the Company. He is also a Director of GP Technologies Limited of the Group's Technology and Strategic Division. Mr Wong is a Fellow Member of Hong Kong Society of Accountants and a member of the Institute of Chartered Secretaries and Administrators. He graduated from the Chinese University of Hong Kong with a Master degree in Business Administration.

黃文傑 四十四歲，自一九九一年效力金
團，現為金山工業之副總經理及公司秘
集團旗下科技及策略部之GP科技有限公
黃氏為香港會計師公會資深會員及特許
政人員公會會員，他於香港中文大學畢
商管理碩士學位。

董事局謹向各股東呈覽截至二零零四年三月三十一日止年度年報及經審核之賬項。

主要業務
本公司乃一間投資控股公司，其主要附屬公司及聯營公司之業務分別詳載於賬目附註42及43。

業績及分配
集團截至二零零四年三月三十一日止年度之業績及公司之分配的細節詳載第48頁之綜合損益表及隨後之賬目附註。本公司已於是年度派發中期股息每股4.0仙給各股東。董事局建議派發末期股息每股5.0仙及特別股息每股5.0仙。在全年股息合計每股14.0仙之基準下，總股息約為75,942,000港元，而是年度之保留溢利之結餘載於賬目附註32。

十年財政概況
集團於過去十個財政年度的業績，以及資產與負債的概況詳情載於第10頁及第11頁。

股本
公司股本之細節詳載於賬目附註30。

投資物業
集團及公司之投資物業於本年度變動之細節詳載於賬目附註13。

物業、廠房及設備
集團於是年度購買約125,860,000港元物業、廠房及設備以發展業務。集團及公司之物業、廠房及設備於本年度變動之細節詳載於賬目附註14。

捐款
於本年度，集團用作慈善及其他捐獻款項總數約為2,483,000港元。

董事及服務合約
於本年度及截至本年報編製日期本公司之董事為：

執行董事：
羅仲榮 *主席兼總裁*
吳崇安 *副主席*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事：
張定球*
呂明華*
羅肇強

**獨立非執行董事*

The directors have pleasure in presenting their annual report and the audited finan statements for the year ended March 31, 2004.

PRINCIPAL ACTIVITIES
The Company acts as an investment holding company. The activities of its principal subsidia and associates are set out in notes 42 and 43 to the financial statements respectively.

RESULTS AND APPROPRIATIONS
The results of the Group and appropriations of the Company for the year ended Ma 31, 2004 are set out in the consolidated income statement on page 48 and accompanying notes to the financial statements. An interim dividend of 4.0 cents per share paid to the shareholders during the year. A final dividend of 5.0 cents per share and a spe dividend of 5.0 cents per share are proposed by the directors. On the basis of 14.0 cents per sh for the entire year, total dividends amount to approximately HK$75,942,000 and the bala of the net profit for the year is retained as shown in note 32 to the financial statements.

TEN-YEAR FINANCIAL SUMMARY
A summary of the results and of the assets and liabilities of the Group for the past ten finan years is set out on pages 10 and 11.

SHARE CAPITAL
Details of the share capital of the Company are set out in note 30 to the financial statemer

INVESTMENT PROPERTIES
Details of movements in investment properties of the Group and the Company during the y are set out in note 13 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT
During the year, the Group acquired property, plant and equipment of approxima HK$125,860,000 to expand its business. Details of movements in property, plant and equipm of the Group and the Company during the year are set out in note 14 to the financial stateme

DONATIONS
During the year, the Group made charitable and other donations totalling approxima HK$2,483,000.

DIRECTORS AND SERVICE CONTRACTS
The directors of the Company during the year and up to the date of this report were:

Executive directors:
Victor Lo Chung Wing, *Chairman & Chief Executive*
Andrew Ng Sung On, *Vice Chairman*
Kevin Lo Chung Ping
Paul Lo Chung Wai
Leung Pak Chuen
Richard Ku Yuk Hing
Andrew Chuang Siu Leung
Chau Kwok Wai
Raymond Wong Wai Kan

Non-executive directors:
Vincent Cheung Ting Kau*
Lui Ming Wah*
John Lo Siew Kiong

** Independent non-executive director*

董事及服務合約（續）

根據公司組織章程細則第95及112條，吳崇安、羅仲炳、張定球及羅肇強先生在即將召開之股東週年大會上遵章告退，而各人均符合資格，願意應選連任。

於即將召開之股東週年大會上應選連任之董事，概無與公司及其附屬公司訂立集團不可於一年內無須賠償（法定補償除外）而終止之服務合約。

公司組織章程細則規定已委任之非執行董事之任期受限於輪流退職制度。

董事在重要合約及關連交易之權益

於年結日或本年度內任何時間，各董事並未在任何與本公司或其任何附屬公司訂立重大合約中取得任何直接或間接重大利益。

董事及總裁於本公司及其聯營公司證券之權益

於二零零四年三月三十一日，本公司之董事及總裁於本公司及其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份及債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯合交易所有限公司（「香港聯交所」），或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁已擁有或被當作擁有之權益或淡倉）如下：

(a) 公司股份之權益（好倉）

於二零零四年三月三十一日，各董事及總裁按證券之權益如下：

DIRECTORS AND SERVICE CONTRACTS (continued)

In accordance with Articles 95 and 112 of the Company's Articles of Association, Messr Sung On, Kevin Lo Chung Ping, Vincent Cheung Ting Kau and John Lo Siew Kiong are at the forthcoming annual general meeting and, being eligible, offer themselves for

No directors being proposed for re-election at the forthcoming annual general m service contract with the Company or its subsidiaries which is not determinable b within one year without payment of compensation, other than statutory compen

The non-executive directors have been appointed for a term subject to retiremen as required by the Company's Articles of Association.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE AND CONNECTED TRAN

No contracts of significance to which the Company or any of its subsidiaries was a which a director of the Company had a material interest, whether directly c subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES OF THE COMPA ASSOCIATED CORPORATIONS

As at March 31, 2004, the interests and short positions of the directors and the ch of the Company in the shares, underlying shares and debentures of the Compan its associated corporations (within the meaning of Part XV of the Securities Ordinance (the "SFO")) which are required to be notified to the Company an Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV (including interests and short positions which they were taken or deemed to hav provisions of the SFO) or which are required, pursuant to section 352 of the entered in the register referred to therein, or which are required, pursuant t Code for Securities Transactions by Directors of Listed Companies, to be not Company and the Stock Exchange were as follows:

(a) Interest in shares of the Company (long positions)

As at March 31, 2004, the interests of the directors and the chief executive in shares of the Company were as follows:

董事	Name of director	持有普通股份數目 Number of ordinary shares held 個人權益 Personal interests	家族權益 Family interests	權益總數 Total interests
羅仲榮	Victor Lo Chung Wing	73,701,811	–	73,701,811
吳崇安	Andrew Ng Sung On	68,771,957	417,000	69,188,957
羅仲炳	Kevin Lo Chung Ping	–	3,239,066	3,239,066
羅仲煒	Paul Lo Chung Wai	21,986,518	–	21,986,518
梁伯全	Leung Pak Chuen	2,702,581	–	2,702,581
顧玉興	Richard Ku Yuk Hing	1,606,780	–	1,606,780
莊紹樑	Andrew Chuang Siu Leung	187,500	–	187,500
周國偉	Chau Kwok Wai	275,000	–	275,000
王維勤	Raymond Wong Wai Kan	1,790,081	–	1,790,081
張定球	Vincent Cheung Ting Kau	1,947,549	–	1,947,549
呂明華	Lui Ming Wah	–	–	–
羅肇強	John Lo Siew Kiong	411,081	–	411,081

(b) 公司之聯營公司股份權益（好倉）

於二零零四年三月三十一日，各董事及總裁於GP工業有限公司（「GP工業」）分別佔49.82%及49.28%權益之聯營公司金山電池國際有限公司（「金山電池」）及CIH Limited（前稱奇勝工業（集團）有限公司）（「CIHL」），以及金山電池佔79.6%權益之附屬公司金山實業股份有限公司（「金山實業」）以及公司佔86.81%權益之附屬公司GP工業之股本直接或間接擁有之股份權益如下：

(b) Interest in shares of the Company's associated corporations (long positions)

As at March 31, 2004, the direct and indirect beneficial interests of the directors and · chief executive in the shares of GP Batteries International Limited ("GPBI") and CIH Limi (formerly known as Clipsal Industries (Holdings) Limited) ("CIHL"), 49.82% and 49.2 owned associates of GP Industries Limited ("GP Ind") respectively, and Gold P Industries (Taiwan) Limited ("GPIT"), a 79.6% owned subsidiary of GPBI, and GP I a 86.81% owned subsidiary of the Company, were as follows:

持有普通股份數目及其已發行股份之百分比
Number of ordinary shares and percentage of their issued share capital held

		金山電池 GPBI		金山實業 GPIT		CIHL		GP工業 GP Ind	
董事	Name of director	Number	%	Number	%	Number	%	Number	
羅仲榮	Victor Lo Chung Wing	200,000	0.19	–	–	–	–	–	
吳崇安	Andrew Ng Sung On	613,332	0.57	500,000	0.25	100,000	0.08	–	
羅仲炳	Kevin Lo Chung Ping	–	–	–	–	–	–	–	
羅仲煒	Paul Lo Chung Wai	80,000	0.07	–	–	–	–	–	
梁伯全	Leung Pak Chuen	–	–	–	–	–	–	1,608,000	(
顧玉興	Richard Ku Yuk Hing	200,000	0.19	200,000	0.10	–	–	70,000	(
莊紹樑	Andrew Chuang Siu Leung	–	–	–	–	–	–	35,000	(
周國偉	Chau Kwok Wai	–	–	–	–	152,000	0.12	–	
王維勤	Raymond Wong Wai Kan	254,000	0.24	100,000	0.05	219,013	0.18	260,000	(
張定球	Vincent Cheung Ting Kau	20,000	0.02	–	–	–	–	–	
呂明華	Lui Ming Wah	–	–	–	–	–	–	–	
羅肇強	John Lo Siew Kiong	–	–	–	–	40,000	0.03	–	

除以上所披露外，於二零零四年三月三十一日，董事及總裁或其關連人士於公司或根據證券及期貨條例定義之聯營公司之證券沒有任何權益。

Save as disclosed above, as at March 31, 2004, none of the directors, the chief executive or t associates had any interest in the securities of the Company or any of its associated corporatio defined in SFO.

董事及總裁購買股份或債券之權利

(a) 本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃（「舊認股權計劃」），使其董事可授予本公司及其任何附屬公司之合適僱員（包括執行董事）認購本公司股份之權利。舊認股權計劃於生效當日起計五年內被確認及有效，直至二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃（「新認股權計劃」）所取代而終止。舊認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。授予之認股權可於這等權利授予日起行使，於第五個週年日辦公時間止屆滿。然而，在舊認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊認股權計劃的規則執行直至該特權完全行使或期滿。

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(a) The Company has an executives' share option scheme (the "Old ESOS"), which was ado pursuant to an ordinary resolution passed on September 28, 1999 to enable the directo the Company to offer to eligible employees, including executive directors, of the Com or any of its subsidiaries options to subscribe for the Company's shares. The Old ESOS initially valid and effective for a period of five years from the date of adoption until it discontinued and replaced by the new share option scheme (the "New Option Scheme' September 12, 2002 pursuant to an ordinary resolution passed on the same date. purpose of the Old ESOS was to enable the Company to grant options to eli employees and directors as incentives and rewards for their contributions to the Comp Options granted are exercisable at the date of grant of such options and will expire a close of business on the fifth anniversary thereof. However, options granted under the ESOS prior to its termination which have not been fully exercised remain valid until time that such options are fully exercised or have lapsed and will continue t administered under the rules of the Old ESOS.

董事及總裁購買股份或債券之權利（續）

(a) （續）

本年度按舊認股權計劃授予公司董事及集團僱員認股權而產生之未行使認股權數目之詳情如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURE

(a) (continued)

The movements in the number of options, which had been granted to dir Company and employees of the Group under the Old ESOS, during the year we

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 港元 Exercise price HK$	認股權數目 Number of option sh: 於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	是年度行使 Exercised during the year
羅仲榮	Victor Lo Chung Wing	5.8.2000	5.8.2000-5.7.2005	1.41	1,250,000	–
		3.30.2001	3.30.2001-3.29.2006	1.45	1,250,000	–
吳崇安	Andrew Ng Sung On	5.8.2000	5.8.2000-5.7.2005	1.41	1,000,000	–
		3.30.2001	3.30.2001-3.29.2006	1.45	1,000,000	–
羅仲炳	Kevin Lo Chung Ping	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–
羅仲煒	Paul Lo Chung Wai	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–
梁伯全	Leung Pak Chuen	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	(625,000)
顧玉興	Richard Ku Yuk Hing	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–
莊紹樑	Andrew Chuang Siu Leung	5.8.2000	5.8.2000-5.7.2005	1.41	625,000	–
		3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–
周國偉	Chau Kwok Wai	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–
王維勤	Raymond Wong Wai Kan	3.30.2001	3.30.2001-3.29.2006	1.45	625,000	–
					10,750,000	(625,000)
職員	Employees	5.8.2000	5.8.2000-5.7.2005	1.41	475,000	(100,000)
		3.30.2001	3.30.2001-3.29.2006	1.45	3,225,000	(1,445,000)
					3,700,000	(1,545,000)
					14,450,000	(2,170,000)

附註：認股權行使前公司股份收市價之加權平均數為1.92港元。

Note: The weighted average closing price of the Company's shares immediately before the dates options were exercised was HK$1.92.

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於授予認股權前五個交易日之平均收市價格、授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。按新認股權計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人仕之認股權而產生的股票數目不得超過授予日已發行股份之1%。

按新認股權計劃於年內授出及於二零零四年三月三十一日尚未行使之認股權可認購之股份共16,600,000股，為本公司於二零零四年三月三十一日股份之3.06%。授予的認股權必須於授予認股權之指定時期內，以1港元作代價支付。授予之認股權可於授予之認股權指定日期內行使。

According to the New Option Scheme, the directors of the Company are autho time within five years after the adoption of New Option Scheme, to grant op directors or employees of the Company or any of its subsidiaries to subscı Company's shares at a price not less than the average of the closing prices of the shares on the five trading days immediately preceding the offer date of the ‹ closing price of the Company's shares on the offer date or the nominal value of the shares, whichever is higher. Unless otherwise cancelled or amended, the New Opı will be valid and effective for a period of five years from the date of adoption. Th number of shares in respect of which options may be granted under the New Opı cannot exceed 10% of the issued share capital of the Company. The number respect of which options may be granted to any individual in any twelve-month ‚ the offer date is not permitted to exceed 1% of the number of shares in issue.

The number of shares in respect of which options had been granted and outs March 31, 2004 under the New Option Scheme was 16,600,000 representing 3. shares of the Company on March 31, 2004. Option granted must be taken up period as specified in the offer of options, and upon payment of HK$1 as the consi the options granted. Options granted are exercisable within the period as spec offer of options.

按新認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目詳情如下：

The movements in the number of options, which had been granted to the directors of Company and employees of the Group under the New Option Scheme, during the were as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 港元 Exercise price HK$	認股權數目 Number of option shares 於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	是年度授予 Granted during the year	是年度行使 Exercised during the year	於二零零 三月三十 尚未 Outstandi 3.31
羅仲榮	Victor Lo Chung Wing	10.18.2002	4.18.2003-10.17.2007	1.17	1,500,000	–	(1,500,000)	
		10.2.2003	10.2.2003-10.1.2008	1.84	–	1,600,000	–	1,600
吳崇安	Andrew Ng Sung On	10.18.2002	4.18.2003-10.17.2007	1.17	1,500,000	–	(1,500,000)	
		10.2.2003	10.2.2003-10.1.2008	1.84	–	1,600,000	–	1,600
羅仲炳	Kevin Lo Chung Ping	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	–	650
		10.2.2003	10.2.2003-10.1.2008	1.84	–	1,000,000	–	1,000
羅仲煒	Paul Lo Chung Wai	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	–	650
		10.2.2003	10.2.2003-10.1.2008	1.84	–	1,000,000	–	1,000
梁伯全	Leung Pak Chuen	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	(500,000)	
		10.2.2003	10.2.2003-10.1.2008	1.84	–	500,000	–	500
顧玉興	Richard Ku Yuk Hing	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	(500,000)	
		10.2.2003	10.2.2003-10.1.2008	1.84	–	500,000	–	500
莊紹樑	Andrew Chuang Siu Leung	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	(500,000)	
		10.2.2003	10.2.2003-10.1.2008	1.84	–	500,000	–	500
周國偉	Chau Kwok Wai	10.18.2002	4.18.2003-10.17.2007	1.17	500,000	–	–	500
		10.2.2003	10.2.2003-10.1.2008	1.84	–	600,000	–	600
王維勤	Raymond Wong Wai Kan	10.18.2002	4.18.2003-10.17.2007	1.17	650,000	–	(650,000)	
		10.2.2003	10.2.2003-10.1.2008	1.84	–	1,000,000	–	1,000
張定球	Vincent Cheung Ting Kau	10.18.2002	4.18.2003-10.17.2007	1.17	300,000	–	–	300
		10.2.2003	10.2.2003-10.1.2008	1.84	–	400,000	–	400
呂明華	Lui Ming Wah	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	–	250
		10.2.2003	10.2.2003-10.1.2008	1.84	–	300,000	–	300
羅肇強	John Lo Siew Kiong	10.18.2002	4.18.2003-10.17.2007	1.17	250,000	–	–	250
		10.2.2003	10.2.2003-10.1.2008	1.84	–	200,000	–	200
					7,750,000	9,200,000	(5,150,000)	11,800
職員	Employees	10.18.2002	4.18.2003-10.17.2007	1.17	3,870,000	–	(2,600,000)	1,270
		10.2.2003	10.2.2003-10.1.2008	1.84	–	3,895,000	(365,000)	3,530
					11,620,000	13,095,000	(8,115,000)	16,600

附註： 本公司股份於二零零三年九月三十日（即年內授予認股權日前一天）之收市價為1.85港元。認股權行使前公司，即年內股份收市價之加權平均數為1.97港元。

Note: The closing price of the Company's shares on September 30, 2003, the date immediately before the o granted during the year, was HK$1.85. The weight average closing price of the Company's shares immec before the dates on which the options were exercised was HK$1.97.

董事及總裁購買股份或債券之權利（續）

(a) （續）

於是年度，合共13,095,000認股權於二零零三年十月二日以每股本公司股份1.84港元之行使價授出。董事局認為並不適宜於是年度為於新認股權計劃下授出之認股權作出估值，因多個對該等認股權估值有決定性影響之因素不能準確地確定。新認股權計劃下授予之認股權，在缺乏現成可行之市場價值下，任何對認股權的投機性假設，將會沒有意義並可能誤導股東。

(b) GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃（「舊GP工業認股權計劃」），使其董事可授予GP工業及其任何附屬公司之合適僱員（包括執行董事）認購GP工業股份之權利。舊GP工業認股權計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃（「一九九九年GP工業認股權計劃」）所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權，以獎勵其對GP工業之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。然而，在舊GP工業認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊GP工業認股權計劃的規則所執行直至該特權完全行使或期滿。按舊GP工業認股權計劃已授予公司董事及集團僱員而尚未行使之認股權數目在是年度之變動如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(a) (continued)

During the year, a total of 13,095,000 options were granted on October 2, exercise price of HK$1.84 per share. The directors of the Company considered 1 appropriate to value share options granted under the New Option Scheme dur as a number of critical factors for the valuation of the share options grante determined accurately. In the absence of a readily available market value of under New Option Scheme, any valuation of the share options granted basec speculative assumptions would be meaningless and could be mislead shareholders.

(b) GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which v pursuant to a resolution passed on September 19, 1996 to enable the directors offer to eligible employees, including executive directors, of GP Ind or any of its options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid a for a period of ten years from the date of adoption until it was discontinued and the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") o 19, 1999 pursuant to a resolution passed at an extraordinary general meeting (date. The purpose of the Old GP Ind ESOS was to enable GP Ind to grant optior employees and directors as incentives and rewards for their contributions to GP granted are exercisable after the first anniversary of the date of grant of such opti expire at the close of business on the fifth anniversary thereof. However, opti under the Old GP Ind ESOS prior to its termination which have not been fully exer valid until such time that such options are fully exercised or have lapsed and will be administered under the rules of the Old GP Ind ESOS. The movements in the options, which had been granted to directors of the Company and employees o under the Old GP Ind ESOS, during the year were as follows:

					認股權數目 Number of option shares			
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 美元 Exercise price US$	於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	是年度行使 Exercised during the year	是年度期滿／註銷 Expired/ cancelled during the year	C
梁伯全	Leung Pak Chuen	8.2.1999	8.2.2000-8.1.2004	0.41	260,000	(260,000)	–	
莊紹樑	Andrew Chuang Siu Leung	7.23.1998	7.23.1999-7.22.2003	0.30	80,000	(80,000)	–	
		8.2.1999	8.2.2000-8.1.2004	0.41	130,000	–	–	
王維勤	Raymond Wong Wai Kan	7.23.1998	7.23.1999-7.22.2003	0.30	80,000	(80,000)	–	
		8.2.1999	8.2.2000-8.1.2004	0.41	130,000	–	–	
					680,000	(420,000)	–	
GP工業之董事	Directors of GP Ind	8.2.1999	8.2.2000-8.1.2004	0.41	200,000	(200,000)	–	
僱員	Employees	7.23.1998	7.23.1999-7.22.2003	0.30	655,000	(575,000)	(80,000)	
		8.2.1999	8.2.2000-8.1.2004	0.41	1,910,000	(1,045,000)	(25,000)	
					2,765,000	(1,820,000)	(105,000)	
					3,445,000	(2,240,000)	(105,000)	

附註： 認股權行使前GP工業股份收市價之加權平均數為0.89坡元。

Note: The weighted average closing price of GP Ind's shares immediately before the dates on which the exercised was S$0.89.

依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於授予認股權日期前三個交易日之平均收市價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其授予日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

於二零零四年三月三十一日，按一九九九年GP工業認股權計劃授出而尚未行使之認股權可認購之股份為數11,494,000股，此代表GP工業於二零零四年三月三十一日股份之2.52%。授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。授予之認股權可於這等特權授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。

According to the GP Ind 1999 Option Scheme, the directors of GP Ind is authorised, at a time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant opti to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP In shares at a price not more than 20% discount of the average of the closing prices of Ind's shares on the three trading days immediately preceding the offer date of options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherv cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a pe of ten years from the date of adoption. The maximum number of shares in respec which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 1 of the nominal amount of the issued share capital of GP Ind on the day preceding offer date. The number of shares in respect of which options may be granted to individual at any time is not permitted to exceed 20% of the aggregate number of sh for the time being issued and issuable under the GP Ind 1999 Option Scheme.

The number of shares in respect of which options had been granted and outstandin March 31, 2004 under the GP Ind 1999 Option Scheme was 11,494,000, represen 2.52% of the shares of GP Ind on March 31, 2004. Options granted must be take within the period as specified in the offer of options, and upon payment of S$1 as consideration for the options granted. Options granted are exercisable after the anniversary or the second anniversary of the date of grant of such options and will ex at the close of business on the fifth anniversary or the tenth anniversary the respectively.

董事及總裁購買股份或債券之權利（續）

(b) （續）

按一九九九年GP工業認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目變動如下：

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(b) (continued)

The movements in the number of options, which had been granted to the dir Company and employees of the Group under the GP Ind 1999 Option Scheme, du were as follows:

					認股權數目 Number of option shares			
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	是年度授予 Granted during the year	是年度行使 Exercised during the year	是年度註銷 Cancelled during the year
羅仲榮	Victor Lo Chung Wing	4.14.2000	4.14.2002-4.13.2010	0.456	300,000	–	–	–
		4.4.2001	4.4.2003-4.3.2011	0.620	600,000	–	–	–
		8.14.2002	8.14.2003-8.13.2012	0.550	384,000	–	–	–
		9.15.2003	9.15.2004-9.14.2013	0.880	–	384,000	–	–
梁伯全	Leung Pak Chuen	4.4.2001	4.4.2003-4.3.2011	0.620	500,000	–	(500,000)	–
		8.14.2002	8.14.2003-8.13.2012	0.550	320,000	–	(320,000)	–
		9.15.2003	9.15.2004-9.14.2013	0.880	–	350,000	–	–
莊紹樑	Andrew Chuang Siu Leung	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–
		4.4.2001	4.4.2003-4.3.2011	0.620	200,000	–	–	–
		8.14.2002	8.14.2003-8.13.2012	0.550	130,000	–	–	–
		9.15.2003	9.15.2004-9.14.2013	0.880	–	130,000	–	–
王維勤	Raymond Wong Wai Kan	4.14.2000	4.14.2002-4.13.2010	0.456	110,000	–	–	–
		4.4.2001	4.4.2003-4.3.2011	0.620	220,000	–	–	–
		8.14.2002	8.14.2003-8.13.2012	0.550	140,000	–	–	–
		9.15.2003	9.15.2004-9.14.2013	0.880	–	140,000	–	–
					3,014,000	1,004,000	(820,000)	–
GP工業之董事	Directors of GP Ind	4.14.2000	4.14.2002-4.13.2010	0.456	180,000	–	(180,000)	–
		4.4.2001	4.4.2003-4.3.2011	0.620	400,000	–	–	–
		8.14.2002	8.14.2003-8.13.2012	0.550	255,000	–	(255,000)	–
		9.15.2003	9.15.2004-9.14.2013	0.880	–	300,000	–	–
GP工業之非執行董事	Non-executive directors of GP Ind	4.14.2000	4.14.2002-4.13.2005	0.456	170,000	–	(50,000)	–
		4.4.2001	4.4.2003-4.3.2006	0.620	340,000	–	(100,000)	–
		8.14.2002	8.14.2003-8.13.2007	0.550	218,000	–	(64,000)	–
		9.15.2003	9.15.2004-9.14.2008	0.880	–	240,000	–	–
本集團僱員	Employees of the Group	4.14.2000	4.14.2002-4.13.2010	0.456	1,572,000	–	(879,000)	(20,000)
		4.4.2001	4.4.2003-4.3.2011	0.620	4,058,000	–	(1,968,000)	(70,000)
		8.14.2002	8.14.2003-8.13.2012	0.550	2,813,000	–	(1,398,000)	(135,000)
		9.15.2003	9.15.2004-9.14.2013	0.880	–	3,025,000	–	(156,000)
					10,006,000	3,565,000	(4,894,000)	(381,000)
					13,020,000	4,569,000	(5,714,000)	(381,000)

附註： GP工業股份於二零零三年九月十二日（即年內授予認股權日前一天）之收市價為0.87坡元。認股權行使前GP工業股份收市價之加權平均數為0.91坡元。

Note: The closing price of GP Ind's shares on September 12, 2003, the date immediately before the opti during the year, was S$0.87. The weighted average closing price of GP Ind's shares immediatel dates on which the options were exercised was S$0.91.

於二零零三年九月十五日，合共4,569,000認股權以每股GP工業股份0.88坡元之行使價授出。董事局認為並不適宜於是年度為於一九九九年GP工業認股權計劃下授出之認股權作出估值，因多個對該等認股權估值有決定性影響之因素不能準確地確定。一九九九年GP工業認股權計劃下授予之認股權，在缺乏現成可行之市場價值下，任何對認股權的投機性假設，將會沒有意義並可能誤導股東。

During the year, a total of 4,569,000 options were granted on September 15, 2003 exercise price of S$0.88 per GP Ind's share. The directors of the Company considered t is not appropriate to value share options granted under the GP Ind 1999 Option Scl during the year as a number of critical factors for the valuation of the share options gra cannot be determined accurately. In the absence of a readily available market value c options under the GP Ind 1999 Option Scheme, any valuation of the share options gra based on various speculative assumptions would be meaningless and could be misleadi the shareholders.

在一九九九年GP工業認股權計劃下授予之認股權之財務影響將不被納入集團資產負債表，直至該等認股權被行使，有關支出或成本將不會計入損益表或資產負債表。

The financial impact of the share options granted under the GP Ind 1999 Option Sche not recorded in the Group's balance sheet until such time as the options are exercised no charge is recorded in the income statement or balance sheet for their costs.

(c) 金山電池有一項高級職員認股權計劃(「舊金山電池認股權計劃」)，使其董事局可授予金山電池及其任何附屬公司之合適僱員(包括執行董事)認購金山電池股份之權利。舊金山電池認股權計劃之目的是促使金山電池能授予合適的僱員及董事認股權，以獎勵其對金山電池之貢獻。授予之認股權可於這等權利授予日期之首個週年日起行使，於第五個週年日辦公時間止屆滿。於一九九九年十二月，該舊金山電池認股權計劃已終止，並且由新的一九九九年金山電池認股權計劃(「一九九九年金山電池認股權計劃」)所取代。然而，在舊金山電池認股權計劃未終止前已獲授而仍未行使之認股權仍然生效，會繼續按照舊金山電池認股權計劃的規則所執行直至該認股權完全行使或期滿。按舊金山電池認股權計劃已授予公司董事而尚未行使之認股權數目在是年度之變動如下：

(c) GPBI has an executives' share option scheme (the "Old GPBI ESOS") to enable the dire of GPBI to offer to eligible employees, including executive directors, of GPBI or any subsidiaries options to subscribe for shares of GPBI. The purpose of the Old GPBI ESO to enable GPBI to grant options to eligible employees and directors as incentive rewards for their contributions to GPBI. Options granted are exercisable after the anniversary of the date of grant of such options and will expire at the close of busine the fifth anniversary thereof. The Old GPBI ESOS was discontinued and replaced by the GPBI share option scheme 1999 (the "GPBI 1999 Option Scheme") in December However, options granted under the Old GPBI ESOS prior to its termination which hav been fully exercised remain valid until such time that such options are fully exercis have lapsed and will continue to be administered under the rules of the Old GPBI ES summary of options, which had been granted to the directors of the Company unde Old GPBI ESOS, during the year were as follows:

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零 四月一 於二零零 三月三十 尚未 Numl option s outstand 4.1.200 3.31
吳崇安	Andrew Ng Sung On	8.6.1999	8.6.2000-8.5.2004	3.080	22(
顧玉興	Richard Ku Yuk Hing	8.6.1999	8.6.2000-8.5.2004	3.080	20(
王維勤	Raymond Wong Wai Kan	8.6.1999	8.6.2000-8.5.2004	3.080	12(
					54(

一九九九年金山電池認股權計劃使金山電池之董事可授予金山電池及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購金山電池股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。於是年度，按一九九九年金山電池認股權計劃已授予公司董事而尚未行使之認股權數目之詳情如下：

The GPBI 1999 Option Scheme also enables the directors of GPBI to offer to eli employees, including executive directors and non-executive directors, of GPBI or any subsidiaries options to subscribe for GPBI's shares. Options granted to the eli employees and non-executive directors are exercisable after the first anniversary o second anniversary of the date of grant of such options and will expire at the clo business on the fifth anniversary or the tenth anniversary thereof respectively. movements in the number of options, which had been granted to the directors o Company under the GPBI 1999 Option Scheme, during the year were as follows:

董事及總裁購買股份或債券之權利(續)

(c)(續)

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (

(c) (continued)

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	認股權數目 Number of option shares 於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	是年度授予 Granted during the year	是年度行使 Exercised during the year	於 三 Ou
吳崇安	Andrew Ng Sung On	3.17.2000	3.17.2002-3.16.2010	1.410	200,000	–	–	
		10.11.2000	10.11.2002-10.10.2010	1.600	200,000	–	–	
		8.5.2002	8.5.2004-8.4.2012	1.250	190,000	–	–	
		6.25.2003	6.25.2005-6.24.2013	2.500	–	190,000	–	
顧玉興	Richard Ku Yuk Hing	3.17.2000	3.17.2002-3.16.2010	1.410	180,000	–	(180,000)	
		10.11.2000	10.11.2002-10.10.2010	1.600	180,000	–	(180,000)	
		8.5.2002	8.5.2004-8.4.2012	1.250	170,000	–	–	
		6.25.2003	6.25.2005-6.24.2013	2.500	–	170,000	–	
王維勤	Raymond Wong Wai Kan	3.17.2000	3.17.2002-3.16.2010	1.410	120,000	–	(120,000)	
		10.11.2000	10.11.2002-10.10.2010	1.600	130,000	–	(130,000)	
		8.5.2002	8.5.2004-8.4.2012	1.250	120,000	–	–	
		6.25.2003	6.25.2005-6.24.2013	2.500	–	120,000	–	
					1,490,000	480,000	(610,000)	

(d) CIHL有一項高級職員認股權計劃(「舊CIHL認股權計劃」),使其董事局可授予CIHL及其任何附屬公司之合適僱員(包括執行董事)認購CIHL股份之權利。授予之認股權可於這等權利授予日期之首個週年日起行使,於第五個週年日辦公時間止屆滿。於一九九九年六月,該舊CIHL認股權計劃已終止,並且由新的一九九九年CIHL認股權計劃(「一九九九年CIHL認股權計劃」)所取代。然而,在舊CIHL認股權計劃未終止前已獲授而仍未行使之認股權仍然生效,會繼續按照舊CIHL認股權計劃的規則所執行直至該認股權完全行使或期滿。按舊CIHL認股權計劃授予本公司一位董事而尚未行使之認股權數目之詳情如下:

(d) CIHL has an executives' share option scheme (the "Old CIHL ESOS") to enable th of CIHL to offer to eligible employees, including executive directors, of CIHL o subsidiaries options to subscribe for CIHL's shares. Options granted are exercisab first anniversary of the date of grant of such options and will expire at the close on the fifth anniversary thereof. The Old CIHL ESOS was discontinued and repla new CIHL share option scheme 1999 (the "CIHL 1999 Option Scheme") in . However, options granted under the Old CIHL ESOS prior to its termination whic been fully exercised remain valid until such time that such options are fully e have lapsed and will continue to be administered under the rules of the Old CIHI movements in the number of options, which had been granted to a direc Company under the Old CIHL ESOS Option Scheme, during the year were as fol

董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 美元 Exercise price US$	認股權數目 Number of option shares 於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	是年度行使 Exercised during the year	是年度註銷 Expired during the year	O
周國偉	Chau Kwok Wai	5.12.1998	5.12.1999-5.12.2003	1.30	140,000	–	(140,000)	
		10.29.1998	10.29.1999-10.29.2003	0.819	20,000	(20,000)	–	
					160,000	(20,000)	(140,000)	

一九九九年CIHL認股權計劃使CIHL董事局可授予CIHL及其任何附屬公司之合適僱員（包括執行董事及非執行董事）認購CIHL股份之權利。授予合適僱員及非執行董事之認股權可於這等權利授予日期之首個週年日或第二個週年日起行使，及於第五個週年日或第十個週年日辦公時間止屆滿。於是年度，按一九九九年CIHL認股權計劃授予公司董事而尚未行使之認股權數目之詳情如下：

The CIHL 1999 Option Scheme also enables the directors of CIHL to offer to eli employees, including executive directors and non-executive directors, of CIHL or any subsidiaries options to subscribe for CIHL's shares. Options granted to the eli employees and non-executive directors are exercisable on the first anniversary o second anniversary of the date of grant of such options and will expire at the clo business after the fifth anniversary or the tenth anniversary thereof respectively movements in the number of options, which had been granted to the directors o Company under the CIHL 1999 Option Scheme, during the year were as follows:

					認股權數目 Number of option shares		
董事	Name of director	授予日期 Date of grant	可行使之日期 Exercisable period	行使價格 坡元 Exercise price S$	於二零零三年四月一日尚未行使 Outstanding at 4.1.2003	是年度行使 Exercised during the year	於二零零 三月三十 尚未 Outstai 3.31
羅仲榮	Victor Lo Chung Wing	5.25.2000	5.25.2002-5.24.2010	2.025	200,000	–	20C
周國偉	Chau Kwok Wai	5.25.2000	5.25.2002-5.24.2010	2.025	160,000	–	16C
王維勤	Raymond Wong Wai Kan	5.25.2000	5.25.2002-5.24.2010	1.9125	40,000	(40,000)	
羅肇強	John Lo Siew Kiong	5.25.2000	5.25.2002-5.24.2010	2.025	110,000	–	11C
					510,000	(40,000)	47C

除以上所披露外，於二零零四年三月三十一日，本公司之董事及總裁沒有於本公司或其聯營公司（定義見證券及期貨條例第十五節）之股份、相關股份或債券中，擁有根據證券及期貨條例第十五節須通知本公司及香港聯交所，或根據證券及期貨條例第三五二條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉）。

Save as disclosed above, as at March 31, 2004, none of the directors or chief executive o Company had any interest or short position in the shares, underlying shares or debentur the Company or any of its associated corporations (within the meaning of Part XV of the which are required to be notified to the Company and the Stock Exchange pursuant to Pa of the SFO (including interests and short positions which they were taken or deemed to under such provisions of the SFO) or which are required, pursuant to section 352 of the SF be entered in the register referred to therein, or which are required, pursuant to the M Code for Securities Transactions by Directors of Listed Companies, to be notified tc Company and the Stock Exchange.

主要股東

於二零零四年三月三十一日，下列人士（本公司之董事或總裁除外）擁有根據證券及期貨條例第三三六條須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上：

SUBSTANTIAL SHAREHOLDER

As at March 31, 2004, the following person (not being a director or chief executive o Company) had an interest or short position in the shares or underlying shares of the Com which would fall to be disclosed to the Company under Section 336 of the SFO, or who directly or indirectly , interested in 5% or more of the nominal value of any class of share ca carrying rights to vote in all circumstances at general meetings of the Company:

股東 Name of shareholder	身份 Capacity	持有普通股數目 Number of ordinary shares held	公司已發行股份之百分 Percentage of i share capital of the Con
Schneider Electric Industries, S.A.	受益人 Beneficial owner	54,579,000	10.

董事及總裁購買股份或債券之權利（續）

除以上所披露外，於二零零四年三月三十一日，公司董事或總裁沒有察覺任何人士（惟本公司之董事或總裁除外）擁有根據證券及期貨條例第十五節須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之任何類別股本面值5%或以上。

可換股證券、認股權、認股權證或類似權利

除財務報表附註28及31分別所述之可換股票據及認股權外，本公司於二零零四年三月三十一日，概無尚未行使之可換股證券、認股權、認股權證或其他類似權利。於是年度，並無任何可換股證券、認股權、認股權證或類似權利獲行使。

退休福利計劃

集團退休福利計劃之細節詳載於賬目附註33。

公司上市證券之買賣及贖回

於本年度，公司及其任何附屬公司沒有買賣或贖回公司之任何上市證券。

主要供應商及客户

集團對最大客戶及五位最大客戶所提供之總銷售分別佔本集團全年之總營業額33%及50%。

集團對最大供應商及五位最大供應商所作出之總採購分別佔本集團全年之總採購額34%及46%。

除以上所披露外，沒有董事、其有關人仕、或任何股東（董事得知其持有多於5%本公司股本者）於五位最大客戶或供應商中有任何權益。

公司管治

本公司於截至二零零四年三月三十一日止年度內符合香港聯合交易所有限公司之證券上市規則附錄14所載之最佳應用守則之規定。

重大資產負債表結算日後事項

集團之重大資產負債表結算日後事項之細節詳載於賬目附註44。

核數師

德勤•關黃陳方會計師行於過去三年為本公司之核數師。

公司將於股東週年大會上提呈決議案批准其繼續聘任。

承董事局命

羅仲榮
主席兼總裁
二零零四年六月七日

DIRECTORS' AND CHIEF EXECUTIVE'S RIGHTS TO ACQUIRE SHARES OR DEBENTURES (

Save as disclosed above, as at March 31, 2004, the directors and the chief execu Company are not aware of any person (other than a director or chief executive of the who had any interest or short position in the shares or underlying shares of the Comp would fall to be disclosed to the Company under the provisions of Part XV of the SF was, directly or indirectly, interested in 5% or more of the nominal value of any cla capital carrying rights to vote in all circumstances at general meetings of the Comp

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Other than the convertible note and share options as set out in notes 28 and 31 to th statements respectively, the Company had no outstanding convertible securitie warrants or other similar rights as at March 31, 2004 and there had been no e convertible securities, options, warrants or similar rights during the year.

RETIREMENT BENEFIT SCHEMES

Details of the retirement benefit schemes of the Group are set out in note financial statement.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed Company's listed securities during the year.

MAJOR SUPPLIERS AND CUSTOMERS

The aggregate sales attributable to the Group's largest customer and five largest accounted for 33% and 50% respectively of the Group's total turnover for the year.

The aggregate purchases attributable to the Group's largest supplier and five large accounted for 34% and 46% respectively of the Group's total purchases for the yea

Save as disclosed above, none of the directors, their associates, or any shareho to the knowledge of the directors owns more than 5% of the Company's share c any interest in the Group's five largest customers or suppliers.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2004 the Co Practice as set out in Appendix 14 of the Rules Governing the Listing of Securit Stock Exchange of Hong Kong Limited.

SIGNIFICANT POST BALANCE SHEET EVENT

Details of the Group's significant post balance sheet event are set out in note financial statements.

AUDITORS

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company fo three years.

A resolution will be submitted to the annual general meeting of the Company to re-appoir

On behalf of the Board

Victor LO Chung Wing
Chairman & Chief Executive
June 7, 2004

Deloitte.
德勤

致金山工業(集團)有限公司股東
(於香港註冊成立之有限公司)

本核數師行已完成審核刊載於第48頁至第105頁按照香港普遍採納之會計準則編製的財務報表。

董事及核數師的個別責任
公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果,對該等財務報表作出獨立的意見,並按照公司條例第141條規定,只向整體股東報告。除此以外,本行的報告不可用作其他用途。本行概不就本報告的內容,對任何其他人士負責或承擔法律責任。

意見的基礎
本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時,均以取得一切本行認為必需的資料及解釋為目標,使本行能獲得充份的憑證,就該等財務報表是否存有重要錯誤陳述,作出合理的確定。在作出意見時,本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信,本行的審核工作已為下列意見建立合理的基礎。

意見
本行認為,上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零四年三月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流量,並已按照公司條例妥善編製。

德勤•關黃陳方會計師行
執業會計師
香港
二零零四年六月七日

TO THE SHAREHOLDERS OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 48 to 105 which have been prepar accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors
The Companies Ordinance requires the directors to prepare financial statements which g true and fair view. In preparing financial statements which give a true and fair view fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those fina statements and to report our opinion solely to you, as a body, in accordance with section 1 the Companies Ordinance, and for no other purpose. We do not assume responsibility tov or accept liability to any other person for the context of this report.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued b Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evid relevant to the amounts and disclosures in the financial statements. It also include assessment of the significant estimates and judgments made by the directors in the prepar of the financial statements, and of whether the accounting policies are appropriate t circumstances of the Company and the Group, consistently applied and adequately disclo

We planned and performed our audit so as to obtain all the information and explana which we considered necessary in order to provide us with sufficient evidence to reasonable assurance as to whether the financial statements are free from mat misstatement. In forming our opinion we also evaluated the overall adequacy of presentation of information in the financial statements. We believe that our audit provi reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs o Company and the Group as at March 31, 2004 and of the profit and cash flows of the Grou the year then ended and have been properly prepared in accordance with the Comp Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 7, 2004

CONSOLIDATED INCOME STATEMENT

綜合損益表

Year ended March 31, 2004 截至二零零四年三月三十一日止年度

		附註 NOTES	2004 千港元 HK$'000	
營業額	**Turnover**	4	**1,684,460**	
銷售成本	Cost of sales		**(1,334,532)**	
毛利	**Gross profit**		**349,928**	
其他營業收入	Other operating income		**56,621**	
銷售及分銷支出	Selling and distribution expenses		**(158,592)**	
行政支出	Administrative expenses		**(207,268)**	
其他營業支出	Other operating expenses	5	**(7,634)**	
營業溢利	**Profit from operations**	6	**33,055**	
投資淨虧損	Net investment loss	7	**(79,895)**	
財務成本	Finance costs	8	**(62,178)**	
所佔聯營公司業績	Share of results of associates	9	**460,283**	
攤銷購入聯營公司引發之溢價	Amortisation of goodwill on acquisition of associates		**(7,138)**	
變現購入聯營公司引發之折讓	Realisation of negative goodwill on acquisition of associates		**1,350**	
因出售聯營公司所變現之儲備	Realisation of reserves upon disposal of associates		**(9,158)**	
購入附屬公司所產生溢價之減值	Impairment losses recognised for goodwill on acquisition of subsidiaries		**(7,600)**	
購入一間聯營公司所產生溢價之減值	Impairment loss recognised for goodwill on acquisition of an associate		**(17,189)**	
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary		**(6,085)**	
應當出售部份聯營公司權益之虧損	Loss on deemed partial disposal of associates		**(479)**	
應當出售一間附屬公司之虧損	Loss on deemed disposal of a subsidiary		–	
出售附屬公司權益之虧損	Loss on disposal of subsidiaries		–	
出售聯營公司權益之收益	Gain on disposal of associates		–	
除稅前溢利	**Profit before taxation**		**304,966**	
稅項	**Taxation**	10	**(80,087)**	
未計少數股東權益前溢利	**Profit before minority interests**		**224,879**	
少數股東權益	**Minority interests**		**(51,066)**	
全年純利	**Net profit for the year**		**173,813**	
分配及其他變動：	**Appropriations and other movements:**			
股息	Dividends	11	**(76,225)**	
轉入不可分派儲備賬	**Transfer to non-distributable reserves**			
－法定盈餘	– legal surplus		**(1,136)**	
			(77,361)	
每股盈利	**Earnings per share**	12		
基本（港仙）	Basic		**32.31 cents**	1
攤薄（港仙）	Diluted		**27.84 cents**	1

CONSOLIDATED BALANCE SHEET
綜合資產負債表

At March 31, 2004 於二零零四年三月三十一日

		附註 NOTES	2004 千港元 HK$'000	千 HK (重新 (As res
非流動資產	**Non-current assets**			
投資物業	Investment properties	13	**138,980**	112
物業、廠房及設備	Property, plant and equipment	14	**318,433**	259
所佔聯營公司權益	Interests in associates	16	**2,194,249**	1,729
商標	Trademarks	17	**56,466**	60
證券投資	Investments in securities	18	**143,808**	177
給貿易夥伴之借款	Advances to trade associates	19	**97,000**	109
遞延支出	Deferred expenditure	20	**–**	
商譽	Goodwill	21	**7,425**	9
			2,956,361	2,457
流動資產	**Current assets**			
存貨	Inventories	22	**280,923**	282
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	23	**562,332**	533
證券投資	Investments in securities	18	**149,786**	182
應收股息	Dividends receivable		**22,583**	17
可收回税項	Taxation recoverable		**960**	
銀行結存、存款及現金	Bank balances, deposits and cash		**259,319**	163
			1,275,903	1,18
流動負債	**Current liabilities**			
應付賬項及費用	Creditors and accrued charges	24	**472,505**	394
財務租賃責任	*Obligations under finance leases*	25	**2,742**	2
税項	Taxation payable		**11,290**	6
銀行貸款、透支及商業信貸	Bank loans, overdrafts and import loans	26	**949,378**	911
			1,435,915	1,31
流動負債淨值	**Net current liabilities**		**(160,012)**	(13
總資產減去流動負債	**Total assets less current liabilities**		**2,796,349**	2,32
少數股東權益	**Minority interests**		**272,836**	22
非流動負債	**Non-current liabilities**			
借款	Borrowings	27	**1,147,243**	1,00
可換股票據	Convertible note	28	**88,507**	8
遞延税項	Deferred taxation	29	**9,376**	7
			1,245,126	1,10
資產淨值	**Net assets**		**1,278,387**	99
資本及儲備	**Capital and reserves**			
股本	Share capital	30	**271,095**	26
儲備	Reserves	32	**1,007,292**	73
股東資金	**Shareholders' funds**		**1,278,387**	99

第48頁至第105頁所示之賬目，已於二零零四年六月七日由董事局通過，並由以下董事代表署名：

The financial statements on pages 48 to 105 were approved and authorised for issue b Board of Directors on June 7, 2004 and are signed on its behalf by:

羅仲榮
董事

吳崇安
董事

Victor LO Chung Wing
Director

Andrew NG Sung On
Director

BALANCE SHEET
資產負債表

At March 31, 2004 於二零零四年三月三十一日

		附註 NOTES	2004 千港元 HK$'000
非流動資產	**Non-current assets**		
投資物業	Investment properties	13	**13,900**
物業、廠房及設備	Property, plant and equipment	14	**18,991**
所佔附屬公司權益	Interests in subsidiaries	15	**1,900,419**
			1,933,310
流動資產	**Current assets**		
應收賬項及預付款項	Debtors and prepayments		**141,332**
可收回稅項	Taxation recoverable		**806**
銀行結存、存款及現金	Bank balances, deposits and cash		**101,973**
			244,111
流動負債	**Current liabilities**		
應付賬項及費用	Creditors and accrued charges		**16,023**
財務租賃責任	Obligations under finance leases	25	**1,770**
稅項	Taxation payable		**–**
銀行貸款	Bank loans	26	**446,210**
			464,003
流動負債淨值	**Net current liabilities**		**(219,892)**
總資產減去流動負債	**Total assets less current liabilities**		**1,713,418**
非流動負債	**Non-current liabilities**		
借款	Borrowings	27	**573,853**
可換股票據	Convertible note	28	**88,507**
欠附屬公司款項	Amounts due to subsidiaries		**16,424**
遞延稅項	Deferred taxation	29	**–**
			678,784
資產淨值	**Net assets**		**1,034,634**
資本及儲備	**Capital and reserves**		
股本	Share capital	30	**271,095**
儲備	Reserves	32	**763,539**
股東資金	**Shareholders' funds**		**1,034,634**

羅仲榮 董事   吳崇安 董事

Victor LO Chung Wing
Director

Andrew NG Sung On
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

綜合權益變動表

Year ended March 31, 2004 截至二零零四年三月三十一日止年度

		2004 千港元 HK$'000	HK
年初數	At beginning of the year		
一如前所載	– as previously reported	1,010,505	95(
一前期調整(附註2)	– prior period adjustments (note 2)	(11,586)	(8
一重新編列	– as restated	998,919	94
所佔聯營公司之換算儲備	Share of translation reserves of associates	84,451	5
所佔聯營公司之資本儲備	Share of capital reserve of associates	14,754	
換算海外業務所引發之外滙差額	Exchange differences arising on translation of operations outside Hong Kong	(6,349)	(4
尚未於損益賬確認之淨收益	Net gains not recognised in the consolidated income statement	92,856	
		1,091,775	94
全年純利	Net profit for the year	173,813	68
因行使認股權而發行新股(扣除開支)	Issue of shares upon exercise of share options, net of expenses	12,870	
因出售聯營公司變現之儲備	Reserves realised upon disposal of associates	7,856	
出售聯營公司業務而變現之儲備	Realisation of reserves upon disposal of operations of associates	32,617	
已派發股息	Dividends paid	(40,544)	(2
應當出售一間附屬公司而變現之商譽儲備	Goodwill reserve realised upon deemed disposal of a subsidiary	–	1(
出售附屬公司而變現之儲備	Reserves realised upon disposal of subsidiaries	–	
年末數	At end of the year	1,278,387	99

CONSOLIDATED CASH FLOW STATEMENT

綜合現金流量表

Year ended March 31, 2004 截至二零零四年三月三十一日止年度

		2004 千港元 HK$'000
經營業務之現金流入	**Cash inflows from operating activities**	
除税前溢利	**Profit before taxation**	304,966
調整：	**Adjustments for:**	
所佔聯營公司業績	Share of results of associates	(460,283)
商標攤銷	Amortisation of trademarks	4,183
攤銷購入聯營公司所引發之溢價	Amortisation of goodwill on acquisition of associates	7,138
變現購入聯營公司所引發之折讓	Realisation of negative goodwill on acquisition of associates	(1,350)
攤銷購入附屬公司所引發之商譽	Amortisation of goodwill on acquisition of subsidiaries	1,233
物業、廠房及設備之折舊及攤銷	Depreciation and amortisation of property, plant and equipment	45,322
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	3,807
應當出售聯營公司部份權益之虧損	Loss on deemed partial disposal of associates	479
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary	6,085
購入一間聯營公司所產生溢價之減值	Impairment loss recognised for goodwill on acquisition of an associate	17,189
購入附屬公司所產生溢價之減值	Impairment losses recognised for goodwill on acquisition of subsidiaries	7,600
因出售聯營公司所變現之儲備	Realisation of reserves upon disposal of associates	9,158
於損益賬計入之投資物業估值盈餘	Surplus on valuation of investment properties credited to the income statement	(14,209)
利息收入	Interest income	(9,428)
銀行及其他借款利息	Interest on bank and other borrowings	59,468
可換股票據利息	Interest on convertible note	2,582
財務租賃責任利息	Interest on obligations under finance leases	128
證券投資之股息收入	Dividend income from investments in securities	(4,697)
持有證券投資尚未變現之淨虧損	Net unrealised holding loss on investments in securities	79,895
電子商貿投資之撇賬	Write-off of investments in e-business	–
遞延支出攤銷	Amortisation of deferred expenditure	–
出售聯營公司之收益	Gain on disposal of associates	–
出售附屬公司之虧損	Loss on disposal of subsidiaries	–
應當出售一間附屬公司之虧損	Loss on deemed disposal of a subsidiary	–
外幣兑換率變動對公司之間結存之影響	Effect of foreign exchange rate changes on inter-company balances	(10,531)
計算營運資金變動前之營業現金流量	**Operating cash flows before movements in working capital**	48,735
存貨之減少(增加)	Decrease (increase) in inventories	17,482
應收賬項、應收票據及預付款項之增加	Increase in debtors, bills receivable and prepayments	(2,718)
應付賬項及費用之增加	Increase in creditors and accrued charges	71,888
經營業務所產生之淨現金	**Cash generated from operations**	135,387
已付香港利得税	Hong Kong Profits Tax paid	(6,126)
已收香港利得税退款	Hong Kong Profits Tax refunded	4
已付香港以外其他地區税項	Taxation in other jurisdictions paid	(6,627)
已收香港以外其他地區税項退款	Taxation in other jurisdictions refunded	128
經營業務產生之現金淨額	**Net cash from operating activities**	122,766

		附註 NOTES	2004 千港元 HK$'000	HK
投資業務現金流量	**Cash flows from investing activities**			
購入物業、廠房及設備	Purchase of property, plant and equipment		**(123,497)**	(54
購入聯營公司之權益	Acquisition of interests in associates		**(50,176)**	(1
購入附屬公司額外權益所付代價	Consideration paid on acquisition of additional interests of subsidiaries		**(42,473)**	
給聯營公司之借款	Advances to associates		**(174)**	(2
購入證券投資	Purchase of investments in securities		**(39)**	
已收聯營公司之股息	Dividends received from associates		**77,763**	5
聯營公司償還之欠款	Repayment of amounts due from associates		**26,387**	
應當出售一間附屬公司部份權益之款項	Proceeds from deemed partial disposal of a subsidiary		**21,077**	
出售物業、廠房及設備之款項	Proceeds from disposal of property, plant and equipment		**9,776**	1
已收利息	Interest received		**9,527**	1
已收證券投資之股息	Dividends received from investments in securities		**4,697**	
應當出售一間附屬公司(已扣除其現金及等值現金)	Deemed disposal of a subsidiary (net of cash and cash equivalents disposed of)	34	–	(1
遞延支出	Payment for deferred expenditure		–	(
貿易伙伴償還之欠款	Repayment from trade associates		–	
出售附屬公司(已扣除其現金及等值現金)	Disposal of subsidiaries (net of cash and cash equivalents disposal of)	35	–	
投資業務使用之現金淨額	**Net cash used in investing activities**		**(67,132)**	(
融資現金流量	**Cash flows from financing activities**			
新銀行貸款	New bank loans raised		**1,011,291**	11
短期銀行貸款現金流入淨額	Net cash inflow from short term bank loans		**19,175**	7
發行股份所得之款項(已扣除12,000港元之開支)(二零零三年:零港元)	Proceeds from issue of shares, net of expenses of HK$12,000 (2003: HK$ nil)		**12,870**	
附屬公司少數股東所提供股本	Capital contributed by minority shareholders of subsidiaries		**3,900**	2
償還銀行貸款	Repayment of bank loans		**(872,439)**	(64
已付銀行及其他借款之利息	Interest on bank and other borrowings paid		**(61,199)**	(8
已付股息	Dividends paid		**(40,544)**	(2
償還定息票據	Repayment of fixed rate notes		**(20,912)**	
已付附屬公司少數股東之股息	Dividends paid to minority shareholders of subsidiaries		**(14,559)**	(
償還財務租賃之本金	Principal payments for obligations under finance leases		**(2,737)**	(
商業信貸現金(外流)流入淨額	Net cash (outflow) inflow from import loans		**(1,860)**	6
已付財務租賃責任之利息	Interest on obligations under finance leases paid		**(129)**	
定息票據	Fixed rate notes raised		–	20
融資所產生(使用)之現金淨額	**Net cash from (used in) financing activities**		**32,857**	(28
現金及等值現金增加(減少)淨額	Net increase (decrease) in cash and cash equivalents		**88,491**	(20
年初之現金及等值現金	Cash and cash equivalents at beginning of the year		**156,168**	35
外幣兌換率變動之影響	Effect of foreign exchange rate changes		**7,959**	
年末之現金及等值現金	**Cash and cash equivalents at end of the year**	37	**252,618**	15

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司，其附屬公司及聯營公司之業務分別載於附註42及43。

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. The activities of its principal su and associates are set out in notes 42 and 43 respectively.

2. 香港財務報告標準之採納

集團於是年度首次採納由香港會計師公會（「香港會計師公會」）頒佈之香港財務報告標準（「香港財務報告標準」）－會計實務準則（「會計準則」）第12號（經修訂）「所得税」。香港財務報告標準之條款包括由香港會計師公會同意之會計準則及詮釋。

集團採納會計準則第12號（經修訂）「所得税」。採納會計準則第12號（經修訂）主要影響有關遞延税項之會計處理及披露。過往年度乃使用損益表債務方法，除有合理理由相信時間差距沒法在可見將來被變現，則為所有時間差距作出遞延税項之撥備。會計準則第12號（經修訂）要求採用資產負債表債務方法，除有限的例外情況外，遞延税項乃就財務報表內資產及負債賬面值與計算應課税溢利所使用之相應税務基礎兩者之所有暫時差別予以確認。在會計準則第12號（經修訂）並無任何指明過渡性安排情況下，此新會計政策已被有追溯性地採用。有關比較數值已予重整。

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has adopted, for the first time, Hong Kong Financial Standard ("HKFRS") – the Statement of Standard Accounting Practice ("SSAP") 12 "Income taxes" issued by the Hong Kong Society of Accountants ("HKSA"). The term is inclusive of SSAPs and Interpretations approved by the HKSA.

The Group has adopted SSAP 12 (Revised) "Income taxes". The principal effect of the of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision for deferred tax using the income statement liability method under which a lia recognised in respect of timing differences arising, except where those timing differe not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the ado balance sheet liability method, whereby deferred tax is recognised in respect of all t differences between the carrying amounts of assets and liabilities in the financial s and the corresponding tax bases used in the computation of taxable profit, wit exceptions. In the absence of any specific transitional requirements in SSAP 12 (Re new accounting policy has been applied retrospectively. Comparative amounts h restated accordingly.

集團

採納會計準則第12號（經修訂）引致集團於二零零二年四月一日之累積溢利減少8,915,000港元，遞延税項負債增加4,598,000港元，所佔聯營公司權益減少5,830,000港元以及少數股東權益減少1,513,000港元。此外，截至二零零三年三月三十一日止年度之溢利減少2,671,000港元。

採納會計準則第12號（經修訂）引致於二零零二年四月一日之累計影響綜合如下：

The Group

The adoption of SSAP 12 (Revised) has led to a decrease in accumulated profits as a 2002 of HK$8,915,000 and an increase in deferred taxation at April 1, 2002 of HK$4,59 the balances of the Group's interest in associates and minority interests at April 1, 2 been decreased by HK$5,830,000 and HK$1,513,000 respectively. In addition, the pro year ended March 31, 2003 has been decreased by HK$2,671,000.

The cumulative effect of the adoption of SSAP 12 (Revised) as at April 1, 2002 is su below:

	如前述 As previously stated 千港元 HK$'000	調整 Adjustments 千港元 HK$'000
累積溢利 Accumulated profits	909,346	(8,915)
遞延税項 Deferred taxation	4,675	4,598
所佔聯營公司權益 Interests in associates	1,563,734	(5,830)
少數股東權益 Minority interests	226,723	(1,513)

公司

採納會計準則第12條（經修訂）引致於二零零二年四月一日之累計溢利減少2,941,000港元及遞延税項增加2,941,000港元。而截至二零零三年三月三十一日止年度之盈利則增加206,000港元。

The Company

The adoption of SSAP 12 (Revised) has led to a decrease in accumulated profits as at A and an increase in deferred taxation as at April 1, 2002 of HK$2,941,000. In addition, for the year ended March 31, 2003 has been increased by HK$206,000.

3. 主要會計政策

財務報表乃根據為重估物業及證券投資而修改之歷史成本法而編製。

賬目乃根據香港一般接受之會計原則編製，其主要會計政策如下：

綜合基準

綜合賬目合併了本公司及其附屬公司截至每年三月三十一日止年度之賬目。

綜合損益表包括在是年度由有效收購日期起或截至有效出售日期止被收購或出售之附屬公司之業績。

集團內公司之間的所有重大交易及結餘已於編製綜合賬目時已被剔除。

商譽

商譽為收購作價較集團所佔附屬公司、業務或聯營公司可辨認資產公平淨值所超逾之差額。

於二零零一年四月一日前因收購附屬公司或業務產生之商譽，可繼續保留於儲備中，當出售有關附屬公司或業務時，其商譽將會計入損益表中，或可於決定作商譽減值時計算。

於二零零一年四月一日或以後因收購產生之商譽，會被確認為資產並按可用年期以直線法攤銷。因收購附屬公司或業務而產生之商譽會獨立分列於資產負債表中。收購聯營公司而產生之商譽將包括在聯營公司之賬面值內。

當出售附屬公司、聯營公司或業務時，其有關未攤銷商譽／已在儲備中撇除之商譽須於計算出售盈虧時包括在內。

負商譽

收購附屬公司、聯營公司或業務所產生之負商譽乃指集團於收購日應佔所收購的可辨別資產及負債之公平價值高出收購成本之差價。

本集團採納會計準則第30號「商業合併」賦予之過渡安排不須重訂及確認之前被計入儲備之負商譽為收入。因此，於二零零一年四月一日前因收購產生之負商譽將於儲備中保留，而於出售有關附屬公司或業務時將會計入損益表中。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as mod for the revaluation of certain properties and investments in securities.

The financial statements have been prepared in accordance with accounting princi generally accepted in Hong Kong. The principal accounting policies adopted are as follow

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Com and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included ir consolidated income statement from the effective date of acquisition or up to the effe date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been elimin on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition ove Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, bus or an associate at the date of acquisition.

Goodwill arising on acquisition of a subsidiary or business prior to April 1, 2001 continues t held in reserves, and will be charged to the income statement at the time of disposal o relevant subsidiary or business, or at such time as the goodwill is determined to be impair

Goodwill arising on acquisition on or after April 1, 2001 is recognised as an asset and amor on a straight line basis over its useful economic life. Goodwill arising on the acquisitic subsidiary or business is presented separately in the balance sheet. Goodwill arising or acquisition of an associate is included within the carrying amount of the associate.

On disposal of a subsidiary, business or associate, the attributable amount of unamor goodwill/goodwill previously eliminated against reserves is included in the determinatic the gain or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value o identifiable assets and liabilities of a subsidiary, business or an associate at the da acquisition over the cost of acquisition.

The Group has adopted the transitional relief provided by SSAP 30 "Business combinat from restating and recognising the negative goodwill which has previously been credit reserves as income. Accordingly, negative goodwill arising on acquisition prior to April 1, is held in reserves and will be credited to the income statement at the time of disposal c relevant subsidiary or business.

3. 主要會計政策（續）

負商譽（續）

於二零零一年四月一日後因收購產生之負商譽，會按個別具體情況經分析後計入收入。源自於收購日可預期損失或支出之負商譽將可於該等損失或支出出現時列作收入。餘下的負商譽將以直線法根據可分辨資產之餘下平均可用有效年期按年確認。如該負商譽超逾所收購可分辨非貨幣資產之公平值，將立即被確認為收入。收購附屬公司或業務所產生之負商譽會獨立分開列於資產負債表中，並從資產中扣除。收購聯營公司所產生之負商譽會包括在聯營公司之賬面值內。

營業額

營業額乃是年度向外界客戶銷售貨品之已收及應收淨額總數。

收入確認

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

利息收入乃以本金及其利率按時間比例計入。

股息收入於集團已確定有權收取該款項時確認。

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入公司的資產負債表。

聯營公司

聯營公司乃集團可對其行使重大之影響力之機構，包括參與製訂財務及經營政策。

綜合損益表包括本集團所佔收購後聯營公司之年度業績。在綜合資產表上，所佔聯營公司權益以本集團所佔聯營公司淨資產，加上收購時所付溢價及減去引發之折讓之未攤銷部份或列作收入部份另扣減攤銷及可辨認之減值損失列賬。

財務租賃之資產

如租賃之條文轉嫁大部份擁有權之風險及回報予集團，該資產會被列為財務租賃資產。財務租賃或貸款契約之資產會以購入日期以公平價格資本化。相對之負債在扣除利息支出後會以財務租賃責任列於資產負債表內。一切總承擔與該等資產之公平價格之差額為財務租賃成本，將於有關時期於損益表上支銷以期達到把剩餘財務租賃之責任於期後會計時期均衡地支銷。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Negative goodwill (continued)

Negative goodwill arising on acquisition subsequent to April 1, 2001 is released to incor an analysis of the circumstances from which the balance resulted. To the extent that th goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is income in the period in which those losses or expenses arise. The remaining negative recognised as income on a straight line basis over the remaining average useful econo the identifiable acquired depreciable assets. To the extent that such negative goodwill e aggregate fair value of the acquired identifiable non-monetary assets, it is recognisec immediately. Negative goodwill arising on the acquisition of a subsidiary or business is separately in the balance sheet as a deduction from assets. Negative goodwill aris acquisition of an associate is included within the carrying amount of the associate.

Turnover

Turnover represents the total net amounts received and receivable for goods s outside customers during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operatin recognised on a straight line basis over the relevant lease terms.

Interest income is accrued on a time proportion basis on the principal outstanding interest rate applicable.

Dividend income is recognised when the shareholders' right to receive payment has been e

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at co identified impairment loss.

Associates

An associate is an enterprise over which the Group is in a position to exercise s influence, including participation in financial and operating policy decisions of the i

The consolidated income statement includes the Group's share of the post-acquisitior its associates for the year. In the consolidated balance sheet, interests in associates ar the Group's share of net assets of the associates plus the premium paid less any di acquisition in so far as it has not already been amortised or released to income identified impairment loss.

Assets held under finance leases

Assets are classified as being held under finance leases when the terms of the lease substantially all the risks and rewards of ownership of the assets concerned to the Grc held under finance leases are capitalised at their fair value at the date of acquis corresponding liabilities to the lessors, net of interest charges, are included in the bal as a finance lease obligation. The finance costs, which represent the difference bet total leasing commitments and the fair value of the assets acquired, are charged to tl statement over the period of the relevant leases so as to produce a constant perioc charge on the remaining balance of the obligations for each accounting period.

其他租賃皆列為營業性租賃，應付之租金乃按有關之租賃年期以直線法於損益表扣除。

投資物業

投資物業為已完成之物業並用作投資之用，其租金收入以市場公平磋商而訂定。

投資物業以年結時的公開市場價值據獨立專業估價入賬。投資物業之估價盈餘或虧損將於投資物業估價儲備中撥入（撥出）。當估價儲備不足以扣除虧損時，估價多出之虧損將於損益賬上支銷。而當過去之估價虧損已在損益賬中支銷，其後之估價盈餘當可於損益賬中入賬，惟其價值不能高於已支銷於損益表之數目。

當投資物業出售後，投資物業儲備之剩餘將轉往損益賬中入賬。

投資物業將不需折舊（其租賃期（包括更新年期）為二十年或以下者除外）。

發展中之物業

發展中之物業乃按成本列賬，並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

物業、廠房及設備

物業、廠房及設備（除發展中物業外）乃以成本或估值減去累積折舊、累計攤銷及任何已確認之損值虧損列賬。

當資產出售或撤出時，其盈餘或虧損乃所收款項及資產賬面值之差額，將變現於損益賬內。

任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值（如有）為大，則兩者之差額將會在損益賬中扣除。由於集團採用會計準則第17號（經修訂）「物業、廠房及設備」「（會計準則第17號（經修訂）」之過渡安排免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值，故此等物業將不會進一步估值。於以後出售該等資產時，其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

All other leases are classified as operating leases and the rentals payable are charged t income statement on a straight line basis over the relevant lease term.

Investment properties

Investment properties are completed properties which are held for their investment pote any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on indepen professional valuation at the balance sheet date. Any surplus or deficit arising or revaluation of investment properties is credited or charged to the investment pro revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in v case the excess of the deficit over the balance on the investment property revaluation rese charged to the income statement. Where a deficit has previously been charged to the in statement and a revaluation surplus subsequently arises, this surplus is credited to the in statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revalu reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired t including the renewable period, of the relevant lease is 20 years or less.

Properties under development

The properties under development are stated at cost and are transferred to a specific cate of property, plant and equipment when they are completed. Cost comprises all direct incurred in relation to their construction.

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cc valuation less accumulated depreciation and amortisation and any identified impairment

The gain or loss arising from disposal or retirement of an asset is determined as the diffe between the sale proceeds and the carrying amount of the asset and is recognised i income statement.

Any surplus arising on revaluation of properties is credited to the properties revalu reserve. A decrease in the net carrying amount arising on revaluation of an asset is charg the income statement to the extent that it exceeds the surplus, if any, held in the prop revaluation reserve relating to previous revaluation of that particular asset. The Grou adopted the transitional relief provided by SSAP 17 (Revised) "Property, plant and equipm ("SSAP 17 (Revised)") from the requirement to make revaluation on a regular bas properties, which had been carried at revalued amounts prior to September 30, 1995, accordingly, no further revaluation of these properties will be carried out. On the subsec sale of these assets, the attributable revaluation surplus not yet transferred to accumu profits in prior years is transferred to accumulated profits.

3. 主要會計政策（續）

物業、廠房及設備（續）

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：

永久擁有土地	無
短期及中期租賃土地	按餘下尚未屆滿租賃年期
租賃房產	4%或按個別尚餘租賃年期（取較短者）
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期（取較短者）

餘額遞減法：

機械及設備	10% 至25%
工模及工具	20% 至30%
其他	10% 至25%

發展中之物業之成本待商業使用後才予折舊，因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

商標

購入商標之成本均資本化並以其估計有用年期二十年分期平均攤銷。

證券投資

證券投資在交易當日確認，並即時以成本價格入賬。

除持有至到期日之債券外，投資分類為投資證券及其他投資。

投資證券為策略性長線投資，並以成本減去可分辨的損值虧損列賬。

其他投資以公平價格入賬，而未變現之收益及虧損將包括在該年度之純利或淨虧損中。

遞延支出－專業訣竅

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期（取較短者）攤銷。若構成遞延支出的情況再不適用或有存疑，不能產生價值的部份遞延支出將立即於損益賬撇除。

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

Depreciation and amortisation are provided to write off the cost or valuation of prop and equipment other than properties under development over their estimated useful the straight line method or the reducing balance method, at the following rates per ε

Straight line method:

Freehold land	Nil
Leasehold land held under short and medium term leases	Over the remaining unexpired terms of th
Leasehold buildings	4% or over the remaining period of respe leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of resp leases where shorter

Reducing balance method:

Machinery and equipment	10% to 25%
Moulds and tools	20% to 30%
Others	10% to 25%

The cost of properties under development will not be depreciated until they are pı and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives or basis as owned assets, or where shorter, the terms of the leases.

Trademarks

The cost incurred in the acquisition of trademarks is capitalised and amortised on a st basis over their estimated useful lives of twenty years.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measuı

Investments other than held-to-maturity debt securities are classified as investmen and other investments.

Investment securities, which are securities held for an identified long-term strategi are measured at subsequent reporting dates at cost, less any identified impairment

Other investments are measured at fair value, with unrealised gains and losses inclu profit or loss for the period.

Deferred expenditure – Technical know-how

The cost of acquiring rights to technical know-how for the production of new ţ amortised, using the straight line method, over a period of three to five years from t acquisition or the licence period, whichever is the shorter. Where the circumstances v justified the deferral of the expenditure no longer apply, or are considered doı expenditure, to the extent to which it is considered to be irrecoverable, will be v immediately to the income statement.

可換股票據

可換股票據將分別地披露於財務報表，並於換股前列為負債。於損益表確認為可換股票據之財務成本包括贖回可換股票據時之應付溢價，並以期達到將可換股票據餘額於期後會計期間均衡地支銷之方式計算。因發行可換股票據而引致之費用於損益表中即時支銷。

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。可變現淨值乃按實際或估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

減值損失

於資產負債表結算日，本集團檢視其資產並決定有否跡象需因應作出減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

稅項

稅項支出為當前應付稅項與遞延稅項之總和。

當前應付稅項乃基於應課稅溢利計算。應課稅溢利有別與損益表中所報之純利，因應課稅溢利之計算不包括於其他年度之應課稅收入及可減免之支出。此外，應課稅溢利之計算不包括永不用課稅及永不獲減免之損益表項目。

遞延稅項指就財務報表內資產及負債之賬面值與計算應課稅溢利所使用之相應稅務基礎之分別而預期應付或可收回之稅項。遞延稅項採用資產負債表債務方法入賬。在一般情況下，遞延稅項負債就所有應課稅暫時差距予以確認，而如有可能利用可減免暫時差距以抵銷應課稅溢利，遞延稅項資產將被確認。如暫時差距源自商譽或對應課稅溢利及會計溢利皆無影響交易中資產及負債之初期確認（商業合併除外），該等資產及負債將不予確認。

Convertible note

Convertible note is separately disclosed and regarded as liability unless conversion actua occurs. The finance cost recognised in the income statement in respect of the convertible no including the premium payable upon the final redemption of the convertible note, is calculat so as to produce a constant periodic rate of charge on the remaining balance of the converti note for each accounting period. The costs incurred in connection with the issue of converti note are charged immediately to the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using first-in, first-out method. Net realisable value is calculated as the actual or estimated sell price less all further costs of production and the related costs of marketing, selling a distribution.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determ whether there is any indication that those assets have suffered an impairment loss. If recoverable amount of an asset is estimated to be less than its carrying amount, the carry amount of the asset is reduced to its recoverable amount. An impairment loss is recognise an expense immediately, unless the relevant asset is carried at a revalued amount, in which the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increa to the revised estimate of its recoverable amount, so that the increased carrying amount not exceed the carrying amount that would have been determined had no impairment been recognised for the asset in prior years. A reversal of an impairment loss is recognise income immediately, unless the relevant asset is carried at a revalued amount, in which case reversal of the impairment loss is treated as a revaluation increase.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs fron profit as reported in the income statement because it excludes items of income and exp that are taxable or deductible in other years, and it further excludes income statement i that are never taxable and deductible.

Deferred tax is the tax expected to be payable or recoverable on differences betweer carrying amounts of assets and liabilities in the financial statements and the correspondin bases used in the computation of taxable profit, and is accounted for using the balance liability method. Deferred tax liabilities are generally recognised for all taxable temp differences, and deferred tax assets are recognised to the extent that it is probable that ta profits will be available against which deductible temporary differences can be utilised. assets and liabilities are not recognised if the temporary difference arises from goodwill or the initial recognition (other than in a business combination) of assets and liabilitie transaction that affects neither the taxable profit nor the accounting profit.

3. 主要會計政策（續）

稅項（續）

遞延稅項負債就投資於附屬公司及聯營公司而產生之應課稅暫時差距予以確認，除非集團能控制暫時差距之逆轉以及暫時差距在可見將來將不會逆轉。

遞延稅項資產賬面值於每一個資產負債表日作出重估，將因應不可能存在足夠應課稅溢利還原全部或部份該等資產而減少。

遞延稅項以當該負債被結算或該資產被確認時期所預期之稅率計算。遞延稅項將在損益表中扣除或計入損益表中，除那些項目已直接自資本扣除或計入資本內。

外幣換算

外幣交易概以交易當日之匯率約數換算。凡以外幣為本位之貨幣資產及負債乃按資產負債表結算日之匯率換算。外匯盈虧均於損益表報賬。

在預備綜合財務報表時，海外業務之業績乃以全年平均之匯率換算，而海外業務之資產及負債乃以資產負債表結算日換算，任何在合併時引起之換算差額均撥入換算儲備。

退休保障成本

介定供款退休計劃之供款會於發生時計入為支出。

4. 業務及地域性分類

從管理層來說，本集團現時由四個主要營運部門構成，它們成為集團滙報分類資料的基礎，其主要營運部門及業務範圍詳見如下：

科技及策略 － 從事製造和分銷高科技產品包括發光二極管顯示屏及持有策略性投資

電子 － 發展、製造和分銷電子產品，例如：汽車電子，專業電子產品，零部件，汽車配線，電纜及揚聲器

電池 － 發展、製造和分銷電池及相關產品

電器 － 發展、製造和分銷裝置電器產品

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred tax liabilities are recognised for taxable temporary differences arising on in subsidiaries and associates, except where the Group is able to control the re temporary difference and it is probable that the temporary difference will not re foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date to the extent that it is no longer probable that sufficient taxable profits will be allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the perio liability is settled or the asset is realised. Deferred tax is charged or credited to statement, except when it relates to items charged or credited directly to equity, ir the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the transactions. Monetary assets and liabilities denominated in foreign curren translated at the rates ruling on the balance sheet date. Gains and losses arising o are dealt with in the income statement.

In preparing the consolidated financial statements, the results of operations ou Kong are translated using the average exchange rates for the year. The assets and l the operations outside Hong Kong are translated using the rates ruling on the ba date. On consolidation, any differences arising on translation of operations outside are dealt with in the translation reserve.

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses as they a

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into four principal divisions of which their principal activities are disclosed as follows and these divisior basis on which the Group reports its primary segment information. Principal operatin and their activities are:

Technology and strategic – manufacture and distribution of high-end technologica consisting of LED display screens and holding of strategic ir

Electronics – development, manufacture and distribution of electroni including automotive electronics, specialty electronics, components, wire harness and cables, and loudspeake

Batteries – development, manufacture and distribution of batteries a related products

Electrical – development, manufacture and distribution of installation products

本集團分類資料之分析如下：

Analysis of the Group's segment information is as follows:

(a) 以業務分類

二零零四年

(a) Business segments

2004

		科技及策略 Technology & Strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	Hk
營業額	**Turnover**						
對外銷售	External sales	358	1,684,102	–	–	–	1,68
內部對銷	Inter-segment sales	43	–	–	–	(43)	
		401	1,684,102	–	–	(43)	1,68
內部業務銷售乃按現行市場價格進行	Inter-segment sales are charged at prevailing market rates						
業績	**Results**						
業務業績	Segment results	15,245	60,178	–	–	–	7
不能分類之企業費用	Unallocated corporate expenses						(6
其他企業收入	Other corporate income						1
營業溢利	Profit from operations						3
投資淨虧損	Net investment loss						(7
財務成本	Finance costs						
業務	Segment	(1,050)	(30,916)	–	–	–	(3
企業	Corporate						(3
所佔聯營公司業績	Share of results of associates	428	101,583	121,541	236,731	–	46
攤銷購入聯營公司權益引發之溢價	Amortisation of goodwill on acquisition of associates						(
變現購入聯營公司引發之折讓	Realisation of negative goodwill on acquisition of associates						
因出售聯營公司所變現之儲備	Realisation of reserves upon disposal of associates						(
購入附屬公司所產生溢價之減值	Impairment losses recognised for goodwill on acquisition of subsidiaries						(
購入一間聯營公司所產生溢價之減值	Impairment loss recognised for goodwill on acquisition of an associate						(1
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary						(
應當出售聯營公司部份權益之虧損	Loss on deemed partial disposal of associates						
除税前溢利	Profit before taxation						30
税項	Taxation						(8
未計少數股東權益前溢利	Profit before minority interests						22
少數股東權益	Minority interests						(5
全年純利	Net profit for the year						17
資產	**Assets**						
業務資產	Segment assets	355,756	1,351,609	–	–	(23,510)	1,68
所佔聯營公司權益	Interests in associates	61,846	480,713	761,162	890,528	–	2,19
不能分類企業資產	Unallocated corporate assets						35
總資產	Consolidated total assets						4,23

4. 業務及地域性分類(續)

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(a) 以業務分類(續)

二零零四年

(a) Business segments (continued)

2004

		科技及策略 Technology & Strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000
負債	**Liabilities**					
業務負債	Segment liabilities	**475,256**	**466,655**	**–**	**–**	**(486,300)**
貸款	Borrowings					
業務	Segment	**15,079**	**1,062,451**	**–**	**–**	**–**
企業	Corporate					
可換股票據	Convertible note					
不能分類企業負債	Unallocated corporate liabilities					
總負債	Consolidated total liabilities					
其他資料	**Other information**					
資本性支出	Capital expenditure					
業務	Segment	**368**	**123,671**	**–**	**–**	**–**
企業	Corporate					
折舊及攤銷	Depreciation and amortisation					
業務	Segment	**7,849**	**37,587**	**–**	**–**	**–**
企業	Corporate					
因購入聯營公司而增加之折讓	Additions of negative goodwill on acquisition of associates	**–**	**–**	**8,619**	**–**	**–**
因增加購入附屬公司權益而引發之商譽	Additions of goodwill arising from acquisition of additional interests in subsidiaries					
業務	Segment	**–**	**250**	**–**	**–**	**–**
企業	Corporate					

二零零三年（重新編列） **2003** (As restated)

		科技及策略 Technology & Strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000	千 HK!
營業額	**Turnover**						
對外銷售	External sales	394,472	1,414,655	–	–	–	1,809
內部對銷	Inter-segment sales	44	651	–	–	(695)	
		394,516	1,415,306	–	–	(695)	1,809
內部業務銷售乃按現行市場價格進行	Inter-segment sales are charged at prevailing market rates						
業績	**Results**						
業務業績	Segment results	40,175	31,156	–	–	–	71
不能分類之企業費用	Unallocated corporate expenses						(19
其他企業收入	Other corporate income						23
營業溢利	Profit from operations						75
投資淨虧損	Net investment loss						(29
財務成本	Finance costs						
業務	Segment	(7,536)	(38,586)	–	–	–	(46
企業	*Corporate*						(42
所佔聯營公司業績	Share of results of associates	(3,908)	97,259	81,225	28,719	–	203
攤銷購入聯營公司權益引發之溢價	Amortisation of goodwill on acquisition of associates						(7
變現購入聯營公司權益引發之折讓	*Realisation of negative goodwill* on acquisition of associates						
應當出售一間附屬公司部份權益之虧損	Loss on deemed partial disposal of a subsidiary						
應當出售部份聯營公司權益之虧損	Loss on deemed partial disposal of associates						
應當出售一間附屬公司權益之虧損	Loss on deemed disposal of a subsidiary						(4
出售附屬公司權益之虧損	Loss on disposal of subsidiaries						
出售聯營公司權益之收益	Gain on disposal of associates						
除税前溢利	Profit before taxation						15
税項	*Taxation*						(5
未計少數股東權益前溢利	Profit before minority interests						9
少數股東權益	Minority interests						(2
全年純利	*Net profit for the year*						6
資產	**Assets**						
業務資產	Segment assets	366,476	1,308,746	–	–	(27,228)	1,64
所佔聯營公司權益	Interests in associates	61,990	475,450	639,219	552,756	–	1,72
不能分類企業資產	Unallocated corporate assets						26
總資產	Consolidated total assets						3,63

4. 業務及地域性分類（續）

(a) 以業務分類（續）

二零零三年（重新編列）

4. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

(a) Business segments (continued)

2003 (As restated)

		科技及策略 Technology & Strategic 千港元 HK$'000	電子 Electronics 千港元 HK$'000	電池 Batteries 千港元 HK$'000	電器 Electrical 千港元 HK$'000	對銷 Elimination 千港元 HK$'000
負債	**Liabilities**					
業務負債	Segment liabilities	483,069	397,564	–	–	(500,709)
貸款	Borrowings					
業務	Segment	15,652	998,879	–	–	–
企業	Corporate					
可換股票據	Convertible note					
不能分類企業負債	Unallocated corporate liabilities					
總負債	Consolidated total liabilities					
其他資料	**Other information**					
資本性支出	Capital expenditure					
業務	Segment	25,480	31,033	–	–	–
企業	Corporate					
折舊及攤銷	Depreciation and amortisation					
業務	Segment	23,854	33,284	–	–	–
企業	Corporate					
因購入聯營公司而增加之商譽	Additions of goodwill on acquisition of associates					
因購入聯營公司而增加之折讓	Additions of negative goodwill on acquisition of associates	–	–	6,336	–	–

(b) 地域分類

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美國維持市場推廣活動。

以下列表提供集團按市場地域而非貨品來源之銷售分析。

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Repu of China ("the PRC") including Hong Kong and certain other Asia-Pacific, Middle East ‹ European countries. The Group also maintains marketing function in America.

The following table provides an analysis of the Group's sales by geographical marl irrespective of the origin of the goods.

		營業額 Turnover		除稅前溢利 Profit before taxati	
		2004 千港元 HK$'000	2003 千港元 HK$'000	**2004 千港元 HK$'000**	千 HK$
中華人民共和國	The PRC				
一香港	– Hong Kong	**70,877**	159,709	**48,659**	15,
一內地	– Mainland China	**143,091**	99,564	**79,428**	38,
其他亞洲國家	Other Asian countries	**623,407**	574,649	**38,718**	17
歐洲	Europe	**411,482**	426,344	**41,292**	20
北美及南美洲	North & South America	**367,593**	447,773	**33,451**	32
澳洲及新西蘭	Australia & New Zealand	**60,170**	91,542	**51,654**	22
其他	Others	**7,840**	9,546	**11,764**	3
		1,684,460	1,809,127	**304,966**	150

分類資產之賬面值，物業、廠房及設備，及無形資產之增加，按資產所在地域之分析如下：

The following is an analysis of the carrying amount of segment assets, and additior property, plant and equipment and intangible assets, analysed by the geographical are which the assets are located:

		分類資產之賬面值 Carrying amount of segment assets		物業、廠房及設備無形資產之增加 Additions to property, plant and equipment and intangible ass	
		2004 千港元 HK$'000	2003 千港元 HK$'000	**2004 千港元 HK$'000**	千 HK
中華人民共和國	The PRC				
一香港	– Hong Kong	**1,250,704**	1,111,051	**6,486**	2
一內地	– Mainland China	**1,175,089**	1,115,508	**100,039**	3
其他亞洲國家	Other Asian countries	**998,397**	770,561	**9,811**	
歐洲	Europe	**361,475**	338,818	**16,636**	[illegible]
北美及南美洲	North & South America	**196,002**	162,893	–	
澳洲及新西蘭	Australia & New Zealand	**243,608**	137,252	–	
其他	Others	**6,989**	1,905	–	
		4,232,264	3,637,988	**132,972**	6

5. 其他營業支出

5. OTHER OPERATING EXPENSES

		2004 千港元 HK$'000
其他營業支出包括：	**The other operating expenses comprise:**	
重組揚聲器業務之費用	Restructuring costs for speaker businesses	6,401
攤銷購入附屬公司引發之商譽	Amortisation of goodwill on acquisition of subsidiaries	1,233
關閉一所英國工廠之費用	Expenses incurred for the closure of a factory in the United Kingdom	–
		7,634

6. 營業溢利

6. PROFIT FROM OPERATIONS

		2004 千港元 HK$'000
營業溢利已減除以下項目：	**Profit from operations has been arrived at after charging:**	
董事酬金（如下）	Directors' emoluments (see below)	28,549
員工薪金、津貼及福利	Staff salaries, allowances and welfare	237,174
員工費用合計	Total staff costs	265,723
遞延支出攤銷（包括於行政支出內）	Amortisation of deferred expenditure (included in administrative expenses)	–
商標攤銷（包括於行政支出內）	Amortisation of trademarks (included in administrative expenses)	4,183
核數師酬金	Auditors' remuneration	
本年度	Current year	3,013
往年不足之撥備	Underprovision for prior years	126
折舊及攤銷	Depreciation and amortisation on	
擁有之資產	Owned assets	43,987
財務租賃之資產	Assets held under finance leases	1,335
出售物業、廠房及設備之虧損	Loss on disposal of property, plant and equipment	3,807
營業性租賃租金	Minimum lease payments made in respect of	
物業	Rental premises	15,984
其他	Others	3,516
研究費用支出	Research expenditure incurred	26,447
及經計入：	**and after crediting:**	
股息收入：	Dividend income from:	
上市投資	Listed investments	4,693
非上市投資	Unlisted investments	4
銀行存款及結存之利息收入	Interest earned on bank deposits and balances	7,532
聯營公司借款之利息收入	Interest income from associates	1,896
投資物業租金收入扣除支出828,000港元（二零零三年：1,243,000港元）	Rental income from investment properties, less outgoings of HK$828,000 (2003: HK$1,243,000)	4,174
土地及房產租金收入扣除支出零港元（二零零三年：零港元）	Rental income from land and buildings, less nil outgoings (2003: nil)	–
重估投資物業之盈餘	Surplus on valuation of investment properties	14,209

董事薪酬及僱員薪酬

Directors' emoluments and employees' emoluments

		2004 千港元 HK$'000	H
董事	**Directors**		
袍金：	Fees:		
執行董事	Executive	**90**	
非執行董事	Non-executive	**200**	
		290	
執行董事之其他酬金：	Other emoluments to executive directors:		
薪酬及其他福利	Salaries and other benefits	**14,928**	1
業勤獎勵	*Performance related incentive payments*	**11,927**	
退休福利計劃供款	Retirement benefit scheme contributions	**1,404**	
		28,259	2
		28,549	2

以上披露之數目包括付予非執行董事之董事袍金200,000港元（二零零三年：130,000港元）。

The amounts disclosed above include directors' fees of HK$200,000 (2003: HK$130,000) pa to non-executive directors.

於本年度期間，集團提供居住物業予一位執行董事，該物業之租值為489,000港元（二零零三年：零港元）。此數目並未包括在上列之酬金內。

During the year, the Group also provided accommodation to an executive director an rateable value of the property amounted to HK$489,000 (2003: nil). The amount has not included in above.

董事之酬金分級如下：

Emoluments of the directors were within the following bands:

		董事人數 Number of directo 2004
0港元 − 1,000,000港元	HK$Nil – HK$1,000,000	**6**
1,000,001港元 − 1,500,000港元	HK$1,000,001 to HK$1,500,000	**–**
1,500,001港元 − 2,000,000港元	HK$1,500,001 to HK$2,000,000	**2**
2,000,001港元 − 2,500,000港元	HK$2,000,001 to HK$2,500,000	**1**
3,500,001港元 − 4,000,000港元	HK$3,500,001 to HK$4,000,000	**–**
4,500,001港元 − 5,000,000港元	HK$4,500,001 to HK$5,000,000	**1**
6,000,001港元 − 6,500,000港元	HK$6,000,001 to HK$6,500,000	**–**
8,000,001港元 − 8,500,000港元	HK$8,000,001 to HK$8,500,000	**2**

6. 營業溢利（續）

6. PROFIT FROM OPERATIONS (continued)

僱員

本集團於本年最高薪酬之五名僱員包括三名（二零零三年：三名）公司董事（其酬金之詳情如上所載）。其餘兩名（二零零三年：兩名）本集團最高薪酬之非公司董事僱員之酬金如下：

Employees

The five highest paid individuals of the Group for the year included three (2003: three) c the Company, details of whose emoluments are set out above. The emoluments of the two) highest paid employees of the Group, not being a director of the Company, are :

		2004 千港元 HK$'000
薪酬及其他福利	Salaries and other benefits	**5,230**
業勤獎勵	Performance related incentive payments	**1,158**
退休福利計劃供款	Retirement benefit scheme contributions	**283**
		6,671

該等僱員之酬金分級如下：

Emoluments of these employees were within the following bands:

		僱員人 Number of en 2004
2,000,001港元－2,500,000港元	HK$2,000,001 to HK$2,500,000	**1**
2,500,001港元－3,000,000港元	HK$2,500,001 to HK$3,000,000	**–**
3,000,001港元－3,500,000港元	HK$3,000,001 to HK$3,500,000	**–**
4,000,001港元－4,500,000港元	HK$4,000,001 to HK$4,500,000	**1**

7. 投資淨虧損

7. NET INVESTMENT LOSS

		2004 千港元 HK$'000
投資淨虧損包括：	**Net investment loss comprises:**	
持有投資證券未變現之淨虧損	Net unrealised holding loss on investments in securities	**79,895**
電子商貿投資之撇賬	Write-off of investments in e-business	**–**
		79,895

8. 財務成本

8. FINANCE COSTS

		2004 千港元 HK$'000	2 千 HK$
銀行及其他借款利息費用：	Interest on bank and other borrowings:		
於五年內全部償還	Wholly repayable within five years	**59,278**	85,
並非於五年內全部償還	Not wholly repayable within five years	**190**	
可換股票據	Convertible note	**2,582**	2,
財務租賃	Finance leases	**128**	
總借款成本	Total borrowing costs	**62,178**	88,

9. 所佔聯營公司業績

所佔聯營公司業績包括所佔CIH Limited（前稱奇勝工業（集團）有限公司）（「CIHL」）於出售若干業務之淨溢利206,299,000港元（已包括變現儲備32,617,000港元）。該等交易詳情列於附註16(b)。

9. SHARE OF RESULTS OF ASSOCIATES

The share of results of associates included the share of net gain of CIH Limited (formerly kn as Clipsal Industries (Holdings) Limited) ("CIHL") of HK$206,299,000, after the realisatio reserves of HK$32,617,000, on disposal of certain operations. Details of these transaction set out in note 16(b).

10. 稅項

10. TAXATION

		2004 千港元 HK$'000	千 HK (重新 (As rest
包括：	The charge comprises:		
公司及其附屬公司：	**The Company and its subsidiaries:**		
香港利得稅	Hong Kong Profits Tax	**8,846**	6
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	**7,305**	6
遞延稅項（附註29）	Deferred taxation (note 29)	**2,146**	:
小計	Sub-total	**18,297**	1(
所佔聯營公司之稅項：	**Share of taxation of associates:**		
香港利得稅	Hong Kong Profits Tax	**3,412**	:
香港以外其他地區稅項	Taxation in jurisdictions other than Hong Kong	**58,378**	3:
小計	Sub-total	**61,790**	3
合計	**Total**	**80,087**	5

香港利得稅乃按是年度估計應課稅溢利按稅率17.5%（二零零三年：16%）計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

Hong Kong Profits Tax is calculated at 17.5% (2003: 16%) of the estimated assessable pro the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing i respective jurisdictions.

10. 稅項（續） / 10. TAXATION (continued)

稅項之分析如下：

A statement of reconciliation of taxation is as follows:

		2004 千港元 HK$'000
除稅前溢利	Profit before taxation	304,966
按香港利得稅率17.5%（二零零三年：16%）計算之稅項	Tax at the Hong Kong Profits Tax rate of 17.5% (2003: 16%)	53,369
不獲稅項減免支出之稅務影響	Tax effect of expenses not deductible for tax purposes	45,005
免稅收入之稅務影響	Tax effect of income not taxable for tax purposes	(51,186)
未確認遞延稅項資產之稅務影響	Tax effect of deferred tax assets not recognised	17,478
應用往年未確認稅項虧損之稅務影響	Tax effect on utilisation of tax losses previously not recognised	(11,679)
附屬公司及聯營公司所處香港以外地區不同稅率之影響	Effect of different tax rates of subsidiaries and associates in jurisdictions other than Hong Kong	16,498
其他	Others	10,602
是年度稅項	Taxation charge for the year	80,087

11. 股息 / 11. DIVIDENDS

		2004 千港元 HK$'000
建議派發末期股息每股5.0仙（二零零三年：3.5仙）	Final dividend proposed of 5.0 cents (2003: 3.5 cents) per share	27,149
建議派發特別股息每股5.0仙（二零零三年：零仙）	Special dividend proposed of 5.0 cents (2003: nil) per share	27,149
已派發中期股息每股4.0仙（二零零三年：3.0仙）	Interim dividend paid of 4.0 cents (2003: 3.0 cents) per share	21,644
因行使認股權而增加派發之上年度股息	Additional prior year's dividend paid as a result of exercise of share options	283
		76,225

12. 每股盈利

截至二零零四年三月三十一日及二零零三年三月三十一日止年度之每股基本盈利及攤薄盈利乃根據下列數據計算：

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the years ended March 31, and 2003 is computed based on the following data:

		2004 千港元 HK$'000	千 HK (重新 (As rest
盈利	**Earnings**		
全年純利及計算基本每股盈利之溢利	Net profit for the year and earnings for the purpose of basic earnings per share	**173,813**	68
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	**(5,692)**	
假設可換股票據被轉換作出之調整	Adjustment resulting from the assumed conversion of the convertible note	**(16,396)**	(4
計算攤薄每股盈利之盈利	Earnings for the purpose of diluted earnings per share	**151,725**	63
		'000	
股份數目	**Number of shares**		
計算基本每股盈利之股份加權平均數	Weighted average number of shares for the purpose of basic earnings per share	**537,955**	531
認股權之可攤薄潛在股份之影響	Effect of dilutive potential shares on share options	**6,951**	
計算攤薄每股盈利之股份加權平均數	Weighted average number of shares for the purpose of diluted earnings per share	**544,906**	532

基本及攤薄每股盈利之比較數就附註2所載之會計政策改變之調整如下：

The adjustment to comparative basic and diluted earnings per share, arising from the cha in accounting policies shown in note 2, is as follows:

		基本 Basic 港仙 HK cents	D HK
二零零三年每股盈利之對賬：	Reconciliation of 2003 earnings per share:		
調整前所載	Reported figures before adjustments	13.44	
採用會計準則第12號（經修訂）而產生之調整	Adjustments arising from the adoption of SSAP 12 (Revised)	(0.51)	
重新編列	Restated	12.93	

攤薄每股盈利之計算乃假設附註28之可換股票據被轉換為GP工業有限公司（「GP工業」）之股份。

The computation of diluted earnings per share assumes the conversion of the convertible as set out in note 28 into the shares of GP Industries Limited ("GP Ind").

13. 投資物業

13. INVESTMENT PROPERTIES

		集團 THE GROUP 千港元 HK$'000	T
於二零零二年四月一日	At April 1, 2002	89,700	
從物業、廠房及設備轉入	Transfer from property, plant and equipment	18,380	
轉出至物業、廠房及設備	Transfer to property, plant and equipment	(2,798)	
重估物業之盈餘	Surplus on valuation	7,013	
於二零零三年三月三十一日及 於二零零三年四月一日	At March 31, 2003 and April 1, 2003	112,295	
從物業、廠房及設備轉入	Transfer from property, plant and equipment	12,476	
重估物業之盈餘	Surplus on valuation	14,209	
於二零零四年三月三十一日	**At March 31, 2004**	**138,980**	

以上集團及本公司之投資物業包括：

The Group's and the Company's investment properties shown above comprise:

		集團 THE GROUP		公司 TH
		2004 千港元 HK$'000	2003 千港元 HK$'000	**2004 千港元 HK$'000**
在香港，中期租賃	Held in Hong Kong under medium term leases	**96,380**	81,620	**13,900**
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	**42,600**	30,675	**–**
		138,980	112,295	**13,900**

本集團之投資物業於二零零四年三月三十一日由獨立專業估值師行，永利行評值顧問有限公司及EWS Chartered Surveyors以公開市場價值基準進行估值。

The investment properties of the Group were revalued at March 31, 2004 on an o existing use basis by RHL Appraisal Ltd. and EWS Chartered Surveyors, independent p valuers.

本公司之投資物業於二零零四年三月三十一日由獨立專業估值師行，永利行評值顧問有限公司以公開市場價值基準進行估值。

The investment properties of the Company were revalued at March 31, 2004 on an o existing use basis by RHL Appraisal Ltd., independent professional valuers.

於資產負債表結算日，本集團部份投資物業以營業租賃租出。

At the balance sheet date, certain of the Group's investment properties are rented operating leases.

14. 物業、廠房及設備

14. PROPERTY, PLANT AND EQUIPMENT

		永久擁有土地及房產 Freehold land and buildings 千港元 HK$'000	租賃土地及房產 Leasehold land and buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	機械及設備 Machinery and equipment 千港元 HK$'000	工模及工具 Moulds and tools 千港元 HK$'000	發展中物業 Properties under development 千港元 HK$'000	其他 Others 千港元 HK$'000	H
集團	**THE GROUP**								
成本或估值	**Cost or valuation**								
二零零三年四月一日計算	At April 1, 2003	16,457	112,738	72,982	202,093	29,020	15,289	82,087	5:
貨幣調整	Currency realignment	2,620	–	190	2,230	3,066	–	1,745	
轉出至投資物業	Transfer to investment properties	–	(15,805)	–	–	–	–	–	(1
增加	Additions	–	–	6,622	19,859	6,879	83,248	9,252	1:
出售	Disposal	–	(10,795)	(7,550)	(16,379)	(4,709)	–	(6,795)	(4
二零零四年三月三十一日計算	**At March 31, 2004**	**19,077**	**86,138**	**72,244**	**207,803**	**34,256**	**98,537**	**86,289**	**6(**
包括：	Comprising:								
成本	At cost	19,077	36,552	72,244	207,803	34,256	98,537	86,289	5!
估值－一九九四年	At valuation – 1994	–	46,883	–	–	–	–	–	4
估值－二零零二年	At valuation – 2002	–	2,703	–	–	–	–	–	
		19,077	86,138	72,244	207,803	34,256	98,537	86,289	6(
折舊及攤銷	**Depreciation and amortisation**								
二零零三年四月一日計算	At April 1, 2003	1,895	25,609	49,159	134,605	18,620	–	40,883	2
貨幣調整	Currency realignment	358	–	147	1,786	1,976	–	1,525	
轉出至投資物業	Transfer to investment properties	–	(3,329)	–	–	–	–	–	
是年度準備	Provided for the year	357	3,127	7,715	22,022	5,099	–	7,002	
出售時減除	Eliminated on disposals	–	(2,371)	(7,513)	(11,834)	(4,709)	–	(6,218)	(
二零零四年三月三十一日計算	**At March 31, 2004**	**2,610**	**23,036**	**49,508**	**146,579**	**20,986**	**–**	**43,192**	**2**
賬面淨值	**Net book values**								
二零零四年三月三十一日計算	**At March 31, 2004**	**16,467**	**63,102**	**22,736**	**61,224**	**13,270**	**98,537**	**43,097**	**3**
二零零三年三月三十一日計算	At March 31, 2003	14,562	87,129	23,823	67,488	10,400	15,289	41,204	2

14. 物業、廠房及設備（續）

14. PROPERTY, PLANT AND EQUIPMENT (continued)

	租賃土地及房產 Leasehold land and buildings 千港元 HK$'000	租約房產裝修 Leasehold improvements 千港元 HK$'000	其他 Others 千港元 HK$'000
公司 THE COMPANY			
成本或估值 Cost or valuation			
二零零三年四月一日計算 At April 1, 2003	14,500	11,748	40,324
增加 Additions	–	801	1,019
出售 Disposals	–	–	(1,374)
轉出至投資物業 Transfer to investment properties	(14,500)	–	–
二零零四年三月三十一日計算 At March 31, 2004	**–**	**12,549**	**39,969**
折舊及攤銷 Depreciation and amortisation			
二零零三年四月一日計算 At April 1, 2003	2,648	7,672	22,181
是年度準備 Provided for the year	347	1,071	3,851
出售時減除 Eliminated on disposals	–	–	(1,248)
轉出至投資物業 Transfer to investment properties	(2,995)	–	–
二零零四年三月三十一日計算 At March 31, 2004	**–**	**8,743**	**24,784**
賬面淨值 Net book values			
二零零四年三月三十一日計算 At March 31, 2004	**–**	**3,806**	**15,185**
二零零三年三月三十一日計算 At March 31, 2003	11,852	4,076	18,143

由於集團採用會計準則第17號（經修訂）之過渡安排免除將物業估值，此等於一九九五年九月三十日前以重估值列賬之物業將不會進行進一步估值。若此等物業以成本減去累積折舊及攤銷計算，集團此等物業於二零零四年三月三十一日之賬面值約為18,358,000港元（二零零三年：22,458,000港元），公司此等物業於二零零三年三月三十一日之賬面值為2,554,000港元。

The Group has adopted the transitional relief provided by SSAP 17 (Revised) reg requirement to revalue properties, which had been carried at revalued amoun September 30, 1995, and accordingly, no further revaluation of these properties will out. Had these properties been carried at cost less accumulated depreciation and an the carrying value of these properties of the Group at March 31, 2004 would have b at approximately HK$18,358,000 (2003: HK$22,458,000) and the carrying valu properties of the Company at March 31, 2003 would have been stated at HK$2,554,

		集團 THE GROUP		公司 THE COMP/	
		2004	2003	2004	
		千港元	千港元	千港元	千
		HK$'000	HK$'000	HK$'000	HK!
以上集團與公司之物業權益包括：	The Group's and the Company's property interests shown above comprise:				
本港以外地區之永久擁有物業	Freehold properties held outside Hong Kong	**16,467**	14,562	–	
租賃物業：	Leasehold properties:				
在香港	Held in Hong Kong,				
中期租賃	*medium term leases*	**56,098**	71,061	–	11
香港以外地區	Held outside Hong Kong,				
中期租賃	medium term leases	**1,702**	10,218	–	
短期租賃	short term leases	**5,302**	5,850	–	
		79,569	101,691	–	11
財務租賃之物業、廠房及設備之賬面淨值：	Net book value of property, plant and equipment held under finance leases:				
機械及設備	Machinery and equipment	**2,334**	2,668	–	
其他	Others	**4,449**	3,582	**3,886**	2
		6,783	6,250	**3,886**	2

15. 所佔附屬公司權益

15. INTERESTS IN SUBSIDIARIES

		公司 THE COMPANY	
		2004	
		千港元	千
		HK$'000	HK
上市股份投資成本	Listed shares, at cost	**1,128,416**	1,086
非上市股份投資成本	Unlisted shares, at cost	**337,798**	337
減值虧損	Impairment losses	**(209,155)**	(209
		1,257,059	1,215
附屬公司欠款	Amounts due from subsidiaries	**643,360**	642
		1,900,419	1,858
上市股份於三月三十一日之市值	Market values of listed shares at March 31	**1,948,612**	1,187

附屬公司欠款並無抵押及沒有固定還款條款。董事局認為，公司將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

上市股份乃指在新加坡註冊成立之GP工業之投資，其股份在新加坡交易所股票交易公司(「新加坡交易所」)上市。

減值虧損乃依據市場借款利率折算可得附屬公司之未來估計現金流量淨值計得之可取回值而確定。附屬公司之賬面值將減至依據市場借款利率折算估計之可取回值。

主要附屬公司於二零零四年三月三十一日之詳情載於賬目附註42。

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. opinion of the directors, the Company will not demand for the repayment of the amounts withi twelve months from the balance sheet date and accordingly, the amounts are shown as non-cu

The listed shares represent the investment in GP Ind which is incorporated in the Repul Singapore and its shares are listed on Singapore Exchange Securities Trading Limite "Singapore Stock Exchange").

Impairment losses were recognised based on the recoverable amounts of subsidiaries were determined by the estimated discounted net cash flows from these subsidiarie carrying amounts of the subsidiaries were reduced to the respective recoverable amounts were estimated using market borrowing rates.

Particulars of the principal subsidiaries at March 31, 2004 are set out in note 42.

16. 所佔聯營公司權益

16. INTERESTS IN ASSOCIATES

		集團 THE GROU
		2004 千港元 HK$'000
所佔資產淨值	Share of net assets	**2,150,384**
購入聯營公司溢價	Goodwill on acquisition of associates	**67,515**
購入聯營公司折讓	Negative goodwill on acquisition of associates	**(31,971)**
		2,185,928
聯營公司欠款	Amounts due from associates	**20,121**
減值虧損確認	Impairment losses recognised	**(11,800)**
		2,194,249
上市股份於三月三十一日之市值	Market values of listed shares at March 31	**1,656,750**

聯營公司欠款沒有固定還款條款。就董事意見，集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

Amounts due from associates have no fixed repayment terms. In the opinion of th the Group will not demand for the repayment within the next twelve months from t sheet date. Accordingly, the amounts are shown as non-current assets.

減值虧損乃依據市場借款利率折算可得該聯營公司之未來估計現金流量淨值計得之可取回值而確認。聯營公司之賬面值將減至依據市場借款利率折算估計之可取回值。

Impairment losses were recognised based on the recoverable amounts of associates determined by the estimated discounted net future cash flows from these asso carrying amounts of the associates are reduced to the respective recoverable amount estimated using market borrowing rates.

因購入聯營公司而產生之溢價及折讓變動之詳情如下：

Details of movements of goodwill and negative goodwill on acquisition of associates are

		購入聯營公司之溢價 Goodwill on acquisition of associates		購入聯營: Negative g acquisition (
		2004 千港元 HK$'000	2003 千港元 HK$'000	2004 千港元 HK$'000
成本	**Cost**			
年初數	At beginning of the year	**185,351**	187,200	**27,416**
購入聯營公司	Acquired on purchase of associates	**–**	36	**8,619**
出售一間聯營公司	Disposal of an associate	**–**	(1,885)	**–**
年末數	At end of the year	**185,351**	185,351	**36,035**
攤銷及減值虧損	**Amortisation and impairment loss**			
年初數	At beginning of the year	**93,509**	88,256	**2,714**
是年度準備	Provided for the year	**7,138**	7,138	**–**
是年度變現	Realised during the year	**–**	–	**1,350**
出售一間聯營公司時減除	Eliminated on disposal of an associate	**–**	(1,885)	**–**
減值虧損變現	Impairment loss recognised	**17,189**	–	**–**
年末數	At end of the year	**117,836**	93,509	**4,064**
淨值	**Net book values**			
年末數	At end of the year	**67,515**	91,842	**31,971**
年初數	At beginning of the year	**91,842**	98,944	**24,702**

因購入聯營公司而引起之溢價會按預計可用年期攤銷，而過往因購入而產生之商譽預計可用年期由五至二十年不等。

Goodwill arising from acquisition of associates is amortised over the estimated useful lives ar foreseeable lives of goodwill arising from past acquisition ranging from five to twenty yeaı

因購入聯營公司而引致之折讓會以不超過於收購中購入可折舊資產之預計平均有用年期以二十年為上限用直線法於損益賬變現。

Negative goodwill arising from acquisition of associates is released to income on a straigh basis over a period of not more than twenty years representing the estimated average ι lives of the depreciable assets acquired in the acquisition.

於是年度，管理層就因收購而產生之溢價進行審核，因應其未來估計現金流量之可取回值作出17,189,000港元之減值虧損。

During the year, the management conducts a review of the recoverable amounts of goc arising on acquisition and an impairment loss of HK$17,189,000 was recognised with refe to future discounted cash flow.

主要聯營公司於二零零四年三月三十一日之詳情載於賬目附註43。

Particulars of the principal associates at March 31, 2004 are set out in note 43.

(a) 於二零零四年三月三十一日，集團擁有於新加坡交易所上市之金山電池國際有限公司（「金山電池」）之權益。金山電池之年結日為三月三十一日。根據其截至二零零四年三月三十一日止年度經審核賬項之金山電池財務資料，以及本集團所佔金山電池權益之有關資料如下：

(a) At March 31, 2004, the Group has interests in shares in GP Batteries International Li (“GPBI”), a company with its shares listed on the Singapore Stock Exchange. The fin year end date of GPBI is March 31. The financial information in respect of GPBI based audited financial statements for the year ended March 31, 2004 and the rel information in respect of the Group's interest in GPBI are as follows:

		於二零零四年 三月三十一日 At March 31, 2004 千港元 HK$'000	於二零 三月三 At Mar HI
財務狀況	**Financial position**		
總資產	Total assets	**4,044,930**	3,52(
總負債	Total liabilities	**2,294,140**	1,98
少數股東權益	Minority interests	**196,145**	19
所佔金山電池資產淨值	Share of net assets of GPBI	**776,880**	66(
本集團所佔金山電池股份於三月三十一日之市值	Market value of the shares in GPBI held by the Group at March 31	**954,416**	40

		截至 二零零四年 三月三十一日 止年度 Year ended March 31, 2004 千港元 HK$'000	二零 三月三 Year Mar HI
全年業績	**Results for the year**		
營業額	Turnover	**3,719,233**	2,90(
全年純利	Net profit for the year	**203,426**	14
集團應佔全年純利	Net profit for the year attributable to the Group	**86,581**	5

16. 所佔聯營公司權益（續）

(b) 於二零零四年三月三十一日，集團擁有於新加坡交易所上市之CIHL之權益。CIHL之年結日為十二月三十一日。根據其截至二零零三年十二月三十一日止年度經審核賬項之CIHL財務資料，以及本集團所佔CIHL權益之有關資料如下：

16. INTERESTS IN ASSOCIATES (continued)

(b) At March 31, 2004, the Group has interests in shares in CIHL, a company with its shar the Singapore Stock Exchange. The financial year end date of CIHL is December 31. Tl information in respect of CIHL based on its audited financial statements for the ; December 31, 2003 and the relevant information in respect of the Group's interest in follows:

		於二零零三年十二月三十一日 At December 31, 2003 千港元 HK$'000	方 C
財務狀況	**Financial position**		
總資產	Total assets	**3,388,932**	
總負債	Total liabilities	**1,617,467**	
少數股東權益	Minority interests	**16,743**	
所佔CIHL資產淨值	Share of net assets of CIHL	**864,944**	

		2004 千港元 HK$'000
本集團所佔CIHL股份於三月三十一日之市值	Market value of the shares in CIHL held by the Group at March 31	**702,334**

		截至二零零三年十二月三十一日止年度 Year ended December 31, 2003 千港元 HK$'000	C
全年業績	**Results for the year**		
營業額	Turnover	**858,377**	
全年純利	Net profit for the year	**494,453**	
集團應佔全年純利	Net profit for the year attributable to the Group	**207,145**	

CIHL於二零零三年八月二十五日與Schneider Electric SA（「Schneider」）訂立兩項互相關連及有條件之交易（統稱「交易」）：

i) 根據CIHL與Schneider訂立之有條件合營協議（「合營協議」）之條款在亞洲成立一項各佔50%股權之合營項目（「亞洲合營項目」），以發展、製造及銷售電器配件及裝置系統（「電器配件及裝置系統業務」）；及

ii) 出售CIHL於澳洲Gerard Industries (No. 3) Pty Ltd.（「Gerard Industries」）旗下電器配件及裝置系統業務之全部52.4%實際權益（「澳洲出售事項」）。

On August 25, 2003, CIHL entered into two inter-dependent and conditional tr with Schneider Electric SA ("Schneider") (collectively referred to as the "Transac

i) a 50-50 joint venture to develop, manufacture and distribute electrical wiri and installation systems ("EWDIS Business") in Asia pursuant to the t conditional joint venture agreement (the "JVA") entered into by CIHL and (the "Asian Joint Venture"); and

ii) the sale of the CIHL's entire 52.4 percent effective interest in the EWDIS E Gerard Industries (No. 3) Pty Ltd. ("Gerard Industries") in Australia (the " Disposal").

亞洲合營項目
亞洲合營項目以分別發行10股每股面值1美元之股份予CIHL及Schneider而成立。此外，CIHL將其在亞洲之電器配件及裝置系統業務注入亞洲合營項目內，作價106,700,000美元，其中59,600,000美元用作認購59,599,990股亞洲合營項目股份，餘款47,100,000美元則以現金支付予CIHL。Schneider將其在亞洲之電器配件業務注入亞洲合營項目，作價12,500,000美元，其中47,100,000美元用作認購59,599,990股亞洲合營項目股份。

就亞洲合營項目之投資，CIHL享有一項認沽期權，而Schneider亦享有一項認購期權。根據二零零三年十二月二十二日之經修訂合營協議之條款，CIHL享有一項選擇權（「奇勝認沽期權」）可將其於亞洲合營項目所持有之50%權益全數售予Schneider，而Schneider亦享有一項選擇權（「Schneider認購期權」）可全數購入CIHL於亞洲合營項目所持有之50%權益。CIHL有權於二零零四年十二月二十一日後任何時間於達成若干條件下行使奇勝認沽期權。Schneider則可於二零零七年四月一日之後90日內及於二零零八年四月一日之後於任何時間行使Schneider認購期權。此外，CIHL及Schneider均可於發生合營協議所列明之若干事件時各自行使本身擁有之選擇權。

澳洲出售事項
澳洲出售事項受澳洲買賣協議（「澳洲買賣協議」）條款約束並涉及：

i) CIHL將其於Gerard Industries旗下電器配件及裝置系統業務之52.4%實際權益全數售予Schneider；

ii) 就上述售賣，Schneider付予CIHL首期款項90,400,000澳元；

iii) 由二零零三年十二月二十二日起計四年，Schneider保存其需付予CIHL之56,000,000澳元，以保證CIHL可能須就Gerard Industries旗下電器配件及裝置系統業務訴訟而作出之賠償。

iv) 另為數最高可達7,600,000澳元之款項，視乎稅項及其他問題能否獲得解決而付予CIHL。

有關交易於二零零三年十二月二十二日完成。CIHL就有關交易與Schneider組成亞洲合營項目，並同時將集團聯營公司Gerard Industries旗下電器配件及裝置系統業務所持所有權益出售予Schneider之淨收入為105,487,000坡元。

The Asian Joint Venture
The Asian Joint Venture was set up by issuing 10 shares of US$1 each to CIHL and Schr respectively. In addition, CIHL injected its EWDIS Business in Asia into the Asian Venture valued at US$106.7 million, of which US$59.6 million pertains to consideratic 59,599,990 shares in the Asian Joint Venture and the remaining US$47.1 million to be to CIHL in cash. Schneider injected its electrical wiring devices business in Asia into the Joint Venture valued at US$12.5 million and cash injection of US$47.1 milli consideration for 59,599,990 shares in the Asian Joint Venture.

CIHL and Schneider each have a put and call option in respect of their investment i Asian Joint Venture. Under the terms of the revised JVA dated December 22, 2003, CIH an option to sell its entire 50% interest in the Asian Joint Venture to Schneider (the "C Put Option") and Schneider has an option to acquire CIHL's entire 50% interest in the Joint Venture (the "Schneider Call Option"). CIHL will be entitled to exercise the Clips Option at any time after December 21, 2004 subject to the satisfaction of certain cond and Schneider may exercise the Schneider Call Option during a 90-day period after A 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrer certain events specified in the JVA may trigger either the Clipsal Put Option or the Schr Call Option being exercised by the respective party.

The Australian Disposal
The Australian Disposal is governed by the terms of the Australian sale and pur agreement (the "Australian SPA") and involves:

i) The sale of CIHL's entire 52.4% effective interest in Gerard Industries' EWDIS Busin Schneider;

ii) The payment of initial proceeds amounting A$90.4 million by Schneider to CIHL f above-mentioned sale;

iii) The payment of A$56 million by Schneider is being retained by Schneider for a per 4 years from December 22, 2003 to cover any liability that CIHL may incur in resp any warranty claims with regards to the Gerard Industries' EWDIS Business; and

iv) A further payment amounting to up to A$7.6 million dependent on resolution and other issues.

The Transactions were completed on December 22, 2003. Net gain of CIHL o Transactions with Schneider to form the Asian Joint Venture and simultaneously : Schneider the Group's entire interest in the EWDIS Business held by its associate, G Industries, for the year ended December 31, 2003 amounted to S$105,487,000.

17. 商標 17. TRADEMARKS

	2004 千港元 HK$'000	H
集團 THE GROUP		
成本 Cost		
年初數及年末數 At beginning and end of the year	83,655	8
攤銷 Amortisation		
年初數 At beginning of the year	23,006	1
是年度攤銷 Provided for the year	4,183	
年末數 At end of the year	27,189	2
賬面淨值 Net book values		
年末數 At end of the year	56,466	6

集團購入之商標按其估計可用年期約二十年攤銷。

Trademarks acquired by the Group are amortised over their estimated useful lives whic estimated to be twenty years.

18. 證券投資

18. INVESTMENTS IN SECURITIES

		投資證券 Investment securities		其他投資 Other investments		合計 Tot
		2004 千港元 HK$'000	2003 千港元 HK$'000	2004 千港元 HK$'000	2003 千港元 HK$'000	2004 千港元 HK$'000
集團	**THE GROUP**					
香港上市證券	Listed securities in Hong Kong	–	–	**484**	185	**484**
於本港以外地區上市證券	Listed securities in jurisdictions other than Hong Kong	–	–	**288,957**	353,684	**288,957**
上市證券合計	Total listed securities	–	–	**289,441**	353,869	**289,441**
非上市證券	Unlisted securities	**4,153**	3,949	–	1,891	**4,153**
		4,153	3,949	**289,441**	355,760	**293,594**
上市證券市值	Market value of listed securities	–	–	**307,419**	275,189	**307,419**
證券投資賬面價值之分析如下：	Carrying value of investments in securities is analysed as follows:					
短期	Current	–	–	**149,786**	182,351	**149,786**
長期	Non-current	**4,153**	3,949	**139,655**	173,409	**143,808**
		4,153	3,949	**289,441**	355,760	**293,594**

以上全部證券投資均為股本證券。

於二零零四年三月三十一日之其他投資289,441,000港元（二零零三年：355,760,000港元）內，有關集團於美隆電器廠股份有限公司（「美隆電器廠」）股本證券之投資為288,956,000港元（二零零三年：352,563,000港元）。美隆電器廠於台灣成立，其主要業務為產製及銷售揚聲器。美隆電器廠之股份於台灣證券市場主板上市。

美隆電器廠兩年之價值均經由一間台灣證券交易商犇亞證券股份有限公司作出專業評估，及經本公司董事局作出認為符合美隆電器廠特有營商環境之調整。該等證券之市價並不用作其價值，董事局認為，因證券市場變動之影響，市價並不能反影該等證券之價值。

餘下之其他投資均以市場價格入賬。

一項投資於二零零四年三月三十一日之詳情如下：

All of the above investments in securities are equity securities.

Included in other investments of HK$289,441,000 at March 31, 2004 (2003: HK$355,76(amount of HK$288,956,000 (2003: HK$352,563,000) representing the Group's investm equity securities of 美隆電器廠股份有限公司 Meiloon Industrial Co. Ltd. ("Meiloon"), incorporated in Taiwan which is engaged in the manufacture and sale of loudspeakers Meiloon were traded on the main board of the stock exchange in Taiwan.

The fair value of the investment in Meiloon for both years was derived from the pr valuation made by 犇亞證券股份有限公司 Primasia Securities Company Limited, independent securities traders in Taiwan, after adjusting for a discount factor as c appropriate by the directors of the Company with reference to the specific business en of Meiloon. Market value of these securities was not used as the fair value since the ma in the opinion of directors, cannot reflect the fair value of these securities due to the f of the stock market.

The remaining other investments are stated at their market values.

Particulars of an investment as at March 31, 2004 are as follows:

被投資公司名稱 Name of investee	**成立地方 Place of incorporation**	**集團應佔已發行股本面值之比例 Proportion of nominal value of issued capital attributable to the Group**	**主要業務 Principal activities**
美隆電器廠 Meiloon	台灣 Taiwan	15.04% (2003: 15.22%)	產製及銷售揚聲器 Manufacture and sale of louc

19. 給貿易夥伴之借款

集團

給貿易夥伴之借款中包括一項97,000,000港元（二零零三年：97,000,000港元）之借款，此借款為免息及無固定還款條款。授予此借款為便利本集團之產品於中國之銷售及分銷。故此，該借款被分類為長期。

一項為數12,000,000港元（二零零三年：12,000,000港元）之借款為集團一貿易夥伴股東之欠款，以其股本予GP工業作擔保並給與一認購特權予GP工業於一九九九年一月一日至二零零一年十二月三十一日期間以互相協議之價錢購買該等股本，此期限後被延長至二零零二年十二月三十一日。根據一項雙方於二零零二年十二月三十日訂立之附加協議，認購特權之期限延長至二零零四年二月二十八日止。根據一項雙方二零零四年四月二十日訂立之附加協議，認購特權之期限再延長至二零零五年二月二十八日止。該應收賬收取商業價格之利息。於二零零四年三月三十一日，該借款被歸納於應收賬項、應收票據及預付款項內。

19. ADVANCES TO TRADE ASSOCIATES

THE GROUP

Included in advances to trade associates are advances of HK$97,000,000 (2003: HK$97,00(which are non-interest bearing and have no fixed repayment term. Such advances were gr for facilitating the selling and distribution of the Group's products in the PRC. Accordingl amounts are classified as non-current.

An amount of HK$12,000,000 (2003: HK$12,000,000) represents a receivable from an owne trade associate of the Group who pledged the entire issued share capital of that trade ass(in favour of GP Ind and granted an option to GP Ind to acquire these shares during the p from January 1, 1999 to December 31, 2001, which was extended to December 31, 200z price to be agreed. Pursuant to a supplementary agreement entered into by the p involved on December 30, 2002, the option period was extended to February 28, 2004. Pur to a supplementary agreement entered into by the parties involved on April 20, 200‹ option period has been further extended to February 28, 2005. The receivable bears inter commercial rates. As March 31, 2004 the amount is included in debtors, bills receivabl(prepayments.

20. 遞延支出

20. DEFERRED EXPENDITURE

		專業訣竅 Technical know-how	
		2004 千港元 HK$'000	= HK
集團	THE GROUP		
成本	Cost		
年初數及年末數	At beginning of the year and at end of the year	14,892	1‹
攤銷	Amortisation		
年初數及年末數	At beginning of the year and at end of the year	(14,892)	(1‹
賬面淨值	Net book values		
年初數及年末數	At beginning of the year and at end of the year	–	

21. 商譽 / 21. GOODWILL

		2004 千港元 HK$'000
集團	**THE GROUP**	
成本	**Cost**	
年初數	At beginning of the year	10,162
增購附屬公司之權益而引發之商譽	Goodwill arising from acquisition of additional interest in subsidiaries	7,112
年末數	At end of the year	17,274
攤銷及減值虧損	**Amortisation and impairment losses**	
年初數	At beginning of the year	1,016
是年度減除	Charge for the year	1,233
減值虧損變現	Impairment losses recognised	7,600
年末數	At end of the year	9,849
淨值	**Net book values**	
年末數	At end of the year	7,425

商譽按預期可用年期攤銷。因收購產生之商譽預期可用年期估計不超過二十年。

Goodwill is amortised over its estimated useful life. The foreseeable lives of good' from the acquisition are expected to be not more than twenty years.

於是年度，管理層就商譽之可取回值進行審核，因應其未來估計現金流量之可取回值作出7,600,000港元之減值虧損。

During the year, the management conducted a review of the recoverable amount c and impairment losses of HK$7,600,000 were recognised with reference to future ‹ cash flows.

22. 存貨 / 22. INVENTORIES

		集團 THE GROL 2004 千港元 HK$'000
原料	Raw materials	129,594
在製品	Work in progress	19,852
製成品	Finished goods	131,477
		280,923

上列數字中包括按可變現淨值列賬於二零零四年三月三十一日之存貨合共約261,000港元（二零零三年：2,642,000港元）。

At March 31, 2004, the carrying amount of inventories included in the above that w at net realisable value was approximately HK$261,000 (2003: HK$2,642,000).

23. 應收賬項、應收票據及預付款項 / 23. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

本集團給予其貿易客戶信貸期，一般由三十天至一百二十天不等。應收賬項、應收票據及預付款項於資產負債表結算日之賬齡分析如下：

The Group allows its trade customers with credit periods normally ranging from 30 ‹ days. The following is an aged analysis of debtors, bills receivable and prepaym‹ balance sheet date:

		集團 THE GROI 2004 千港元 HK$'000
0 – 60天	0 – 60 days	268,109
61 – 90天	61 – 90 days	27,983
超過90天	Over 90 days	266,240
		562,332

24. 應付賬項及費用

24. CREDITORS AND ACCRUED CHARGES

應付賬項及費用於資產負債表結算日之賬齡分析如下：

The following is an aged analysis of creditors and accrued charges at the balance sheet d

		集團 THE GROUP	
		2004 千港元 HK$'000	H
0 – 60天	0 – 60 days	389,841	29
61 – 90天	61 – 90 days	39,852	5
超過90天	Over 90 days	42,812	4
		472,505	39

25. 財務租賃責任

25. OBLIGATIONS UNDER FINANCE LEASES

財務租賃責任如下：

Amounts payable under finance leases are as follows:

集團

THE GROUP

		最低之租賃還款 Minimum lease payments		最低租賃還款 Present va of minim lease paym	
		2004 千港元 HK$'000	2003 千港元 HK$'000	2004 千港元 HK$'000	H
一年內到期	Within one year	2,823	2,200	2,742	
二至五年期	In the second to fifth years inclusive	1,748	2,748	1,733	
		4,571	4,948	4,475	
減：未來財務支出	Less: Future finance charges	(96)	(123)	–	
租賃責任之現值	Present value of lease obligations	4,475	4,825	4,475	
減：一年內到期列入流動負債（附註27）	Less: Amount due within one year shown under current liabilities (note 27)			(2,742)	
一年後到期	Amount due after one year			1,733	

25. 財務租賃責任(續)

25. OBLIGATIONS UNDER FINANCE LEASES (continued)

		最低之租賃還款 Minimum lease payments		最低租$ Pres of r lease
		2004 千港元 HK$'000	2003 千港元 HK$'000	2004 千港元 HK$'000
公司	THE COMPANY			
一年內到期	Within one year	**1,803**	1,137	**1,770**
二至五年期	In the second to fifth years inclusive	**1,572**	1,599	**1,562**
		3,375	2,736	**3,332**
減:未來財務支出	Less: Future finance charges	**(43)**	(87)	**–**
租賃責任之現值	Present value of lease obligations	**3,332**	2,649	**3,332**
減:一年內到期列入流動負債(附註27)	Less: Amount due within one year shown under current liabilities (note 27)			**(1,770)**
一年後到期	Amount due after one year			**1,562**

公司政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。息率按合約訂定日時一般市場息率而定。所有租賃均以固定還款為基準。

It is the Group's policy to lease certain of its property, plant and equipment und leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interes negotiated at the prevailing market rates and are fixed at the contract date. All leas fixed repayment basis.

26. 銀行貸款、透支及商業信貸

26. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

		集團 THE GROUP		公司 THE (
		2004 千港元 HK$'000	2003 千港元 HK$'000	2004 千港元 HK$'000
一年內償還之銀行貸款(附註27)	Current portion of bank loans (note 27)	**737,500**	724,946	**446,210**
短期銀行貸款	Short term bank loans	**193,021**	164,882	**–**
商業信貸	Import loans	**12,156**	14,016	**–**
銀行透支	Bank overdrafts	**6,701**	7,361	**–**
		949,378	911,205	**446,210**
有抵押	Secured	**6,349**	1,312	**760**
無抵押	Unsecured	**943,029**	909,893	**445,450**
		949,378	911,205	**446,210**

27. 借款

27. BORROWINGS

		集團 THE GROUP 2004 千港元 HK$'000	2003 千港元 HK$'000	公司 THE COMP 2004 千港元 HK$'000	HI
銀行貸款	Bank loans				
－無抵押	– Unsecured	**1,440,826**	1,288,094	**1,011,950**	84
－有抵押（附註a）	– Secured (Note a)	**21,630**	22,942	**6,551**	
定息票據（附註b）	Fixed rate notes (Note b)	**420,554**	419,900	–	
		1,883,010	1,730,936	**1,018,501**	84
財務租賃責任（附註25）	Obligations under finance leases (note 25)	**4,475**	4,825	**3,332**	
		1,887,485	1,735,761	**1,021,833**	85
減：於一年內須償還款項	Less: Amount due within one year				
－銀行貸款（附註26）	– bank loans (note 26)	**(737,500)**	(724,946)	**(446,210)**	(60
－財務租賃責任（附註25）	– obligations under finance leases (note 25)	**(2,742)**	(2,127)	**(1,770)**	(
		1,147,243	1,008,688	**573,853**	24
貸款須於下列年期內償還：	The bank loans are repayable within a period of:				
一年內	Within 1 year	**737,500**	724,946	**446,210**	60
超過一年但不逾兩年	Between 1-2 years	**492,842**	491,899	**327,531**	22
超過兩年但不逾五年	Between 2-5 years	**648,170**	508,087	**242,226**	1.
超過五年	Over 5 years	**4,498**	6,004	**2,534**	
		1,883,010	1,730,936	**1,018,501**	84
減：列於流動負債於一年內須償還款項（附註26）	Less: Amount due within one year shown under current liabilities (note 26)	**(737,500)**	(724,946)	**(446,210)**	(60
		1,145,510	1,005,990	**572,291**	23

附註：

(a) 銀行貸款以物業總賬面值約36,318,000港元（二零零三年：34,845,000港元）向銀行作樓宇貸款之抵押。

(b) 集團之附屬公司GP工業於二零零一年四月十六日，透過其於二零零一年四月十一日成立的200,000,000坡元中期票據計劃（「中期票據計劃」）發行總值50,000,000坡元（相等於211,700,000港元）年息3.95%之定息貸款票據。票據到期日為二零零四年，附帶年息率為3.95%，並於新加坡交易所上市。

於二零零二年十一月十八日，GP工業透過其第二期中期票據計劃發行總值50,000,000坡元之非上市浮動息率貸款票據予一銀團。浮動息率票據到期日為二零零五年，附帶年息率為現行市場息率。於二零零二年十二月，GP工業與一銀行透過一項息率調期協議，於二零零三年五月十九日至二零零四年五月十八日期間，將浮動息率貸款票據調作定息貸款票據。於是年度，GP工業購買並註銷4,500,000坡元（二零零三年：5,000,000坡元）之票據。

於二零零四年三月三十一日，此票據之結餘為90,500,000坡元（相等於420,554,000港元）（二零零三年：95,000,000坡元（相等於419,900,000港元））。

(c) 於二零零四年五月十四日，GP工業有限公司與一銀團簽署一項70,000,000坡元及18,000,000美元之三年期銀團貸款協議。所得款項將用作償還其於二零零四年四月一日現有50,000,000坡元之3.95%定息貸款票據及作一般營運資金。

Notes:

(a) The bank loans are secured by properties with an aggregate carrying value of approximately HK$36,3 (2003: HK$34,845,000) in favour of banks for the mortgage loan facilities granted.

(b) GP Ind, a subsidiary of the Group, issued an amount of S$50 million (equivalent to HK$211,700,000) 3.95 rate notes on April 16, 2001 under a S$200 million Medium Term Note Programme ("MTN Progra established by GP Ind on April 11, 2001. The fixed rate notes which will be due in 2004 bear interest at 3.9 annum and are listed on the Singapore Stock Exchange.

On November 18, 2002, GP Ind issued an amount of S$50 million unlisted floating rate notes to a syndi banks as a second series of its MTN Programme. The floating rate notes which will be due in 2005 bear int prevailing market rate. In December 2002, GP Ind entered into an interest rate swap agreement with a b swap the floating rate notes for a fixed rate for the period from May 19, 2003 to May 18, 2004. During th GP Ind purchased and cancelled S$4.5 million (2003: S$5 million) of the notes.

At March 31, 2004, the outstanding balance of these notes were S$90.5 million (equivalent to HK$420,5 (2003: S$95 million (equivalent to HK$419,900,000)).

(c) On May 14, 2004, GP Ind signed a 3-year term loan facility agreement with a syndicate of banks to rai million and US$18 million. The proceeds will be used to refinance its existing S$50 million 3.95% fixed ra in April 1, 2004 and for general working capital purpose.

28. 可換股票據

28. CONVERTIBLE NOTE

		2004 千港元 HK$'000
集團及公司	THE GROUP AND THE COMPANY	
已發行可換股票據	Convertible note issued	**80,000**
應付利息	Interest accrued	**8,507**
		88,507

於二零零零年十月十二日，本公司與一海外投資者就本公司於二零零零年十月三十一日發行之80,000,000港元之可換股票據（「可換股票據」）訂立一項認購協議（「認購協議」）。該可換股票據將於可換股票據發行日五年後的當日到期，並將會向可換股票據持有人償還。可換股票據概無提早贖回的選擇權。

由可換股票據發行日期起至可換股票據到期日止期間（包括首尾兩天）內任何時間，可換股票據持有人被賦予以下之權利（「權利」）：

(a) 以初步換股價每股2.60港元（「換股價」）將可換股票據本金額的全數或部分轉換為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數；或

(b) 以初步交換價0.845坡元及固定換股滙價1坡元兑換為4.453港元（「交換價」）將可換股票據本金額的全數或部份交換為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數；或

(c) 為(a)及(b)的組合。

換股價在認購協議所述的若干情況下可予以調整。

再者，在發生任何以下事項時：

(I) 倘由可換股票據發行日期起至可換股票據發行日期的第二個週年日期（包括該日）止的任何時間；

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的150%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為於十五個交易日期間最後一個交易日之有效交換價的150%或以上者；或

(II) 倘由可換股票據發行日期的第三個週年的第一日起至可換股票據到期日（包括該日）止的任何時間；

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的180%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為該十五個交易日期間最後一個交易日之有效交換價的180%或以上者；

On October 12, 2000, the Company entered into a subscription agreement (the "Su Agreement") with an overseas investor in connection with the issue of a convertible "Convertible Note") of HK$80,000,000 for cash on October 31, 2000. The Convertible mature and will be repaid to the holder of the Convertible Note on the date falling five the date of issue of the Convertible Note. There is no early redemption option for the C Note.

The holder of the Convertible Note has been granted with the rights (the "Rights") a during the period from the date of issue to the maturity date of the Convertible Note inclusive) as follows:

(a) To convert in whole or in part the Convertible Note in principal amounts of no HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Co HK$0.50 each at an initial conversion price of HK$2.60 per share (the "Conversion

(b) To exchange in whole or in part the Convertible Note in principal amounts of no HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S at an initial exchange price of S$0.845 and with a rate of exchange of S$1 to HK$ "Exchange Price"); or

(c) A combination of both (a) and (b).

The Conversion Price is subject to adjustment in certain circumstances as detail Subscription Agreement.

In addition, upon the occurrence of any of the following events:

(I) If at any time from the date of issue of the Convertible Note up to (and including) t anniversary of the date of issue of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on Exchange for fifteen consecutive dealing days is 150% or more of the Conversi force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singa Exchange for fifteen consecutive dealing days is 150% or more of the Exchan force on the last dealing day of such fifteen day period; or

(II) If at any time from the first day of the third anniversary of the date of issue of the C Note up to (and including) the maturity day of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on Exchange for fifteen consecutive dealing days is 180% or more of the Conversi force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singa Exchange for fifteen consecutive dealing days is 180% or more of the Exchan force on the last dealing day of such fifteen day period,

則本公司將絕對有權：

(a) 要求可換股票據持有人以換股價轉換可換股票據本金額的全數或任何部份為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數（如(I)(i)或(II)(i)的情況下適用者）；或

(b) 要求可換股票據持有人以交換價交換可換股票據本金額的全數或任何部份為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數（如(I)(ii)或(II)(ii)的情況下而適用者）；或

(c) (a)及(b)的組合（如(I)(i)及(I)(ii)兩者或(II)(i)及(II)(ii)兩者的情況下而適用者）。

可換股票據將附有利息，由發行日期起計以年息3%計算，每年計入票據尚未償還的本金額內。應計利息將不會償還而將會被遞延並隨後成為可換股票據本金額的一部份。

於二零零一年二月九日，本公司訂立一項附加契約就有關於二零零一年二月九日至二零零二年二月八日期間轉換為本公司普通股之每股換股價由2.60港元更改為2.20港元。而於二零零二年二月九日後至可換股票據到期日二零零五年十月三十一日（包括首尾兩天）期間之換股價則繼續為2.60港元。

自二零零二年十月十二日發行後，並無任何全部或部份可換股票據之轉換發生。

29. 遞延稅項

the Company is then entitled, at its sole option, either:

(a) To require the holder of the Convertible Note to convert in whole or in part the Conve Note in principal amounts of not less than HK$10,000,000 (or an integral multiple the into new ordinary shares of the Company of HK$0.50 each at Conversion Price (in case (I)(i) or (II)(i) is applicable); or

(b) To require the holder of the Convertible Note to exchange in whole or in par Convertible Note in principal amounts of not less than HK$10,000,000 (or an int multiple thereof) into ordinary shares of GP Ind of S$0.20 each at the Exchange Price (i either (I)(ii) or (II)(ii) is applicable); or

(c) A combination of both (a) and (b) (in case either both (I)(i) and (I)(ii) or both (II)(i) and are applicable).

The Convertible Note bears interest from the date of issue at the rate of 3% per annum ac on a yearly basis on the principal amount of the Convertible Note outstanding. The in accrued will not be paid to the holder of the Convertible Note but will be deferred an thereafter form part of the principal amount of the Convertible Note.

On February 9, 2001, the Company entered into a supplemental deed to amend the Conv Price from HK$2.60 to HK$2.20 for each ordinary share of the Company with respect t period from February 9, 2001 to February 8, 2002. The Conversion Price continues to be Hk for each ordinary share of the Company thereafter from February 9, 2002 to the expiry d the Convertible Note on October 31, 2005, both days inclusive.

Since its issue on October 12, 2002, no conversion either in whole or in part of the Conve Note was made.

29. DEFERRED TAXATION

		集團 THE GROUP		公司 THE CO	
		2004 千港元 **HK$'000**	2003 千港元 HK$'000 (重新編列) (As restated)	**2004** 千港元 **HK$'000**	HI (重新 (As res
年初結存	Balance at beginning of the year				
一如前所載	– as previously reported	**666**	4,675	**–**	
一往年度調整（附註2）	– prior period adjustments (note 2)	**6,552**	4,598	**2,735**	
一重新編列	– as restated	**7,218**	9,273	**2,735**	
貨幣調整	Currency realignment	**12**	26	**–**	
是年度變動（附註10）	Movement for the year (note 10)	**2,146**	3,650	**(2,735)**	
應當出售一附屬公司	On deemed disposal of a subsidiary	**–**	(5,731)	**–**	
年終結存	Balance at end of the year	**9,376**	7,218	**–**	

29. 遞延稅項（續）

集團及公司所確認之主要遞延稅項負債及資產如下：

29. DEFERRED TAXATION (continued)

The followings are the major deferred tax liabilities and assets recognised by the Gro Company:

集團

THE GROUP

		高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	遞延發展支出 Deferred development cost 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000
於二零零二年四月一日	At April 1, 2002				
如前所載	As previously reported	464	4,010	(13)	214
因採納會計準則第12號（經修訂）作出之調整	Adjustment on adoption of SSAP 12 (Revised)	3,279	278	(371)	1,412
重新編列	As restated	3,743	4,288	(384)	1,626
貨幣調整	Currency realignment	18	–	–	8
於是年度損益表扣除（計入）	Charge (credit) to income statement for the year	284	288	370	2,708
應當出售一附屬公司	Deemed disposal of a subsidiary	(1,155)	(4,576)	–	–
於二零零三年三月三十一日及二零零三年四月一日	At March 31, 2003 and April 1, 2003	2,890	–	(14)	4,342
貨幣調整	Currency realignment	14	–	–	(2)
於是年度損益表扣除（計入）	Charge (credit) to income statement for the year	1,471	–	(3,760)	4,435
於二零零四年三月三十一日	At March 31, 2004	4,375	–	(3,774)	8,775

於二零零四年三月三十一日，集團存有173,514,000港元（二零零三年：148,722,000港元）之未使用稅項虧損可予抵銷未來之溢利。一遞延稅項資產已就該等虧損之21,575,000港元（二零零三年：88,000港元）作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限携存。

At March 31, 2004, the Group has unused tax losses of HK$173,514,000 (2003: HK$14 available for offset against future profits. A deferred tax asset has been recognised in HK$21,575,000 (2003: HK$88,000) of such losses. No deferred tax asset has been rec respect of the remaining tax losses due to the unpredictability of future profit strea losses may be carried forward indefinitely.

公司

THE COMPANY

		高於有關折舊之折舊免稅額 Accelerated tax depreciation 千港元 HK$'000	稅項虧損 Tax losses 千港元 HK$'000	其他 Others 千港元 HK$'000	HK
二零零二年四月一日	At April 1, 2002				
如前所載	As previously reported	–	–	–	
因採納會計準則第12號（經修訂）作出之調整	Adoption of SSAP 12 (Revised)	1,900	(371)	1,412	[illegible]
重新編列	As restated	1,900	(371)	1,412	[illegible]
於損益表扣除（計入）	Charge (credit) to income statement for the year	125	371	(702)	
於二零零三年三月三十一日及二零零三年四月一日	At March 31, 2003 and April 1, 2003	2,025	–	710	[illegible]
於損益表扣除（計入）	Charge (credit) to income statement for the year	179	(3,760)	846	(
於二零零四年三月三十一日	At March 31, 2004	2,204	(3,760)	1,556	

於二零零四年三月三十一日，公司存有42,000,000港元（二零零三年：零港元）之未使用稅項虧損可予抵銷未來之溢利。一遞延稅項資產已就該等虧損之21,490,000港元（二零零三年：零港元）作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限携存。

At March 31, 2004, the Company has unused tax losses of HK$42,000,000 (2003: HK available for offset against future profits. A deferred tax asset has been recognised in resp HK$21,490,000 (2003: HK$ nil) of such losses. No deferred tax asset has been recognis respect of the remaining tax losses due to the unpredictability of future profit streams. A losses may be carried forward indefinitely.

30. 股本 SHARE CAPITAL

		股份數目 Number of shares	千 HK
普通股每股面值0.50港元：	Ordinary shares of HK$0.50 each:		
法定股本：	Authorised:		
於二零零二年三月三十一日、二零零三年三月三十一日及二零零四年三月三十一日結存	Balance at March 31, 2002, March 31, 2003 and March 31, 2004	800,000,000	40(
已發行及繳足：	Issued and fully paid:		
於二零零二年四月一日及二零零三年四月一日結存	Balance at April 1, 2002 and April 1, 2003	531,905,067	26!
因行使認股權而發行股份	Issue of shares upon exercise of share options	10,285,000	!
於二零零四年三月三十一日結存	Balance at March 31, 2004	542,190,067	27'

30. 股本（續）

截至二零零四年三月三十一日止之年度內，10,285,000認股權被行使，公司發行10,285,000股每股面值0.50港元之股份，當中100,000股股份以每股1.41港元發行，2,070,000股股份以每股1.45港元發行，7,750,000股股份以每股1.17港元發行，餘下的365,000股則以每股1.84港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

31. 認股權

(i) 公司之認股權計劃

本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃（「舊認股權計劃」）。舊認股權計劃於生效當日起計五年內被確認及有效，直至於二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃（「新認股權計劃」）所取代而終止。舊認股權計劃及新認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於認股權授予日期前五個交易日之平均收市價格或授予當日本公司股票收市價或其票面值（以價高者為準）。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。此計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人士之認股權而產生的股票數目不得超過授予日已發行股份之1%。

按新認股權計劃授予之認股權必須於授予認股權之指定日期內，以1港元作代價支付。

於截至二零零四年三月三十一日一年內，及於二零零三年三月三十一日及二零零四年三月三十一日，按舊認股權計劃授予而未行使之認股權之數目如下：

30. SHARE CAPITAL (continued)

During the year ended March 31, 2004, 10,285,000 share options were exercised, resu issue of 10,285,000 shares of HK$0.50 each in the Company of which 100,000 shares v at an exercise price of HK$1.41 per share, 2,070,000 shares were issued at an exerci HK$1.45 per share, 7,750,000 shares were issued at an exercise price of HK$1.17 per the remaining 365,000 shares were issued at an exercise price of HK$1.84 per share. issued rank pari passu with the then existing shares in issue in all respects.

31. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on September 28, Company adopted an executive share option scheme (the "Old ESOS") on that dat ESOS was initially valid and effective for a period of five years from the date of ad(September 12, 2002, an ordinary resolution was passed to replace the Old ESOS by a option scheme (the "New Option Scheme"). The purposes of the Old ESOS and the N Scheme are to enable the Company to grant options to eligible employees and d incentives and rewards for their contributions to the Company.

According to the New Option Scheme, the directors of the Company are authorised, ε within five years after the adoption of the New Option Scheme, to grant options to ar or employees of the Company or any of its subsidiaries to subscribe for the Company's price not less than the average of the closing prices of the Company's shares on the f days immediately preceding the offer date of the options, the closing price of the (shares on the offer date or the nominal value of the Company's shares, whichever is hig otherwise cancelled or amended, the New Option Scheme will be valid and effective f(of five years from the date of adoption. The maximum number of shares in respec options may be granted under the New Option Scheme cannot exceed 10% of the is capital of the Company. The number of shares in respect of which options may be grar individual in any twelve-month period up to the offer date is not permitted to exceed number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period a in the offer of options and upon payment of HK$1 as the consideration for the optior

The share options outstanding under the Old ESOS during the year ended March 31, 2 at March 31, 2003 and 2004 are as follows:

可行使之日期 Exercisable period	行使價 Exercise price 港元 HK$	於二零零二年四月一日及二零零三年四月一日尚未行使 Outstanding at 4.1.2002 and 4.1.2003	於截至二零零四年三月三十一日年度內行使 Exercised during the year ended 3.31.2004	於三 (
董事:				
Directors:				
3.8.2000 – 5.7.2005	1.41	4,125,000	–	
3.30.2001 – 3.29.2006	1.45	6,625,000	(625,000)	
		10,750,000	(625,000)	1
僱員:				
Employees:				
3.8.2000 – 5.7.2005	1.41	475,000	(100,000)	
3.30.2001 – 3.29.2006	1.45	3,225,000	(1,445,000)	
		3,700,000	(1,545,000)	

於二零零三年七月四日至二零零四年二月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

The market prices of the shares on the dates of which options were exercised for the pe from July 4, 2003 to February 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

於截至二零零三年三月三十一日及二零零四年三月三十一日年度內，及於二零零三年三月三十一日及二零零四年三月三十一日，按新認股權計劃而未行使之認股權之數目如下：

The share options outstanding under the New Option Scheme during the year ended Marc 2003 and 2004 and as at March 31, 2003 and 2004 are as follows:

可行使之日期 Exercisable period	行使價 Exercise price 港元 HK$	於二零零二年十月十八日授予 Granted on 10.18.2002	於二零零三年三月三十一日及二零零三年四月一日尚未行使 Outstanding at 3.31.2003 and 4.1.2003	於截至二零零四年三月三十一日年度內授予 Granted during the year ended 3.31.2004	於截至二零零四年三月三十一日年度內行使 Exercised during the year ended 3:31.2004	於二零零 三月三十 尚未 Outstai at 3.31
董事： Directors:						
4.18.2003 – 10.17.2007	1.17	7,750,000	7,750,000	–	(5,150,000)	2,60(
10.2.2003 – 10.1.2008	1.84	–	–	9,200,000	–	9,20(
		7,750,000	7,750,000	9,200,000	(5,150,000)	11,80(
僱員： Employees:						
4.18.2003 – 10.17.2007	1.17	3,870,000	3,870,000	–	(2,600,000)	1,27(
10.2.2003 – 10.1.2008	1.84	–	–	3,895,000	(365,000)	3,53(
		3,870,000	3,870,000	3,895,000	(2,965,000)	4,80(

於二零零三年七月四日至二零零四年三月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

The market price of the shares on the dates of which options were exercised for the period July 4, 2003 to March 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

(ii) GP工業之認股權計劃

GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃（「舊GP工業認股權計劃」），使其董事可授予GP工業及其任何附屬公司之合適僱員（包括執行董事）認購GP工業股份之權利。舊GP工業認股計劃於生效當日起計十年內被確認及有效，直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃（「一九九九年GP工業認股權計劃」）所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權，以獎勵其對GP工業之貢獻。按舊GP工業認股權計劃及一九九九年GP工業認股權計劃授予之認股權可分別於該等權利授予日期之首個週年日，首個週年日或第二個週年日起行使。

(ii) GP Ind's share option schemes

GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was ad pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to to eligible employees, including executive directors, of GP Ind or any of its subsidiaries o to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a p of ten years from the date of adoption until it was discontinued and replaced by the new (share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pu to a resolution passed at an extraordinary general meeting on the same date. The purp the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and direct incentives and rewards for their contributions to GP Ind. Options granted under the Old (ESOS and the GP Ind 1999 Option Scheme are exercisable after the first anniversary of th of grant and, the first anniversary or the second anniversary of the date of grant, respec

31. 認股權（續）

(ii) GP工業之認股權計劃（續）

依照一九九九年GP工業認股權計劃，授權GP工業之董事，於一九九九年GP工業認股權計劃生效後之十年內任何時間，可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權，其作價並不可高於該計劃提供前三個交易日之平均價格之20%折讓或其票面值，以價高者為準。除另行取消或修訂，一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其提供日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

按一九九九年GP工業認股權計劃授予的認股權必須於授予認股權之指定時期內，以1坡元作代價支付。

於截至二零零三年三月三十一日及二零零四年三月三十一日年度內及於二零零三年三月三十一日及二零零四年三月三十一日，尚未行使之舊GP工業認股權計劃之認股權如下：

31. SHARE OPTIONS (continued)

(ii) GP Ind's share option schemes (continued)

According to the GP Ind 1999 Option Scheme, the directors of GP Ind are authorised, within ten years after the adoption of GP Ind 1999 Option Scheme, to grant opt directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shar not more than 20% discount of the average of the closing prices of GP Ind's shares c trading days immediately preceding the offer date of the options or the nominal valu Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1 Scheme will be valid and effective for a period of ten years from the date of ad maximum number of shares in respect of which options may be granted under the (Option Scheme cannot exceed 15% of the nominal amount of the issued share capit on the day preceding the offer date. The number of shares in respect of which opti granted to any individual at any time is not permitted to exceed 20% of the aggregate shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

Option granted under the GP Ind 1999 Option Scheme must be taken up within the period in the offer of options, and upon payment of S$1 as the consideration for the option:

The share options outstanding under the Old GP Ind ESOS during the year end March 3 2004 and as at March 31, 2003 and 2004 are as follows:

可行使之日期 Exercisable period	行使價 美元 Exercise price US$	於二零零二年四月一日尚未行使 Outstanding at 4.1.2002	於截至二零零三年三月三十一日年度內行使 Exercised during the year ended 3.31.2003	於截至二零零三年三月三十一日年度內註銷 Cancelled during the year ended 3.31.2003	於二零零三年三月三十一日尚未行使 Outstanding at 3.31.2003	於截至二零零四年三月三十一日年度內行使 Exercised during the year ended 3. 31.2004	於截至二零零四年三月三十一日年度內期滿／註銷 Expired/cancelled during the year ended 3. 31.2004
公司之董事： Directors of the Company:							
7.23.1999-7.22.2003	0.30	160,000	–	–	160,000	(160,000)	–
8.2.2000-8.1.2004	0.41	520,000	–	–	520,000	(260,000)	–
		680,000	–	–	680,000	(420,000)	–
GP工業之董事： Directors of GP Ind:							
8.2.2000-8.1.2004	0.41	200,000	–	–	200,000	(200,000)	–
		200,000	–	–	200,000	(200,000)	–
僱員： Employees:							
7.23.1999-7.22.2003	0.30	950,000	(255,000)	(40,000)	655,000	(575,000)	(80,000)
8.2.2000-8.1.2004	0.41	2,010,000	–	(100,000)	1,910,000	(1,045,000)	(25,000)
		2,960,000	(255,000)	(140,000)	2,565,000	(1,620,000)	(105,000)

於二零零二年六月五日至二零零三年三月十日行使認股權期間，GP工業股份之市價範圍由每股0.65坡元至0.72坡元。於二零零三年四月九日至二零零四年三月二十四日行使認股權期間，GP工業股份之市價範圍由每股0.695坡元至1.060坡元。

The market prices of shares of GP Ind on the dates of which options were exercised for t from June 5, 2002 to March 10, 2003 were ranged from S$0.65 to S$0.72 per share in G market prices of shares of GP Ind on the dates of which options were exercised for the pe April 9, 2003 to March 24, 2004, were ranged from S$0.695 to S$1.060 per share in GP I

於截至二零零三年三月三十一日及二零零四年三月三十一日年度內及於二零零三年三月三十一日及於二零零四年三月三十一日，尚未行使之一九九九年GP工業認股權計劃之認股權如下：

The share options outstanding under the GP Ind 1999 Option Scheme during the year en March 31, 2003 and 2004 and as at March 31, 2003 and 2004 are as follows:

可行使之日期 Exercisable period	行使價 Exercise price 坡元 S$	於二零零二年四月一日尚未行使 Outstanding at 4.1.2002	於截至二零零三年三月三十一日年度內授予 Granted during the year ended 3.31.2003	於截至二零零三年三月三十一日年度內行使 Exercised during the year ended 3.31.2003	於截至二零零三年三月三十一日年度內註銷 Cancelled during the year ended 3.31.2003	於二零零三年三月三十一日尚未行使 Outstanding at 3.31.2003	於截至二零零四年三月三十一日年度內授予 Granted during the year ended 3. 31.2004	於截至二零零四年三月三十一日年度內行使 Exercised during the year ended 3. 31.2004	於截至二零零四年三月三十一日年度內註銷 Cancelled during the year ended 3. 31.2004	於二零零 三月三十 尚未 Outstai 3.31
公司之董事： Directors of the Company:										
4.14.2002-4.13.2010	0.456	760,000	–	(240,000)	–	520,000	–	–	–	52
4.4.2003-4.3.2011	0.620	1,520,000	–	–	–	1,520,000	–	(500,000)	–	1,02
8.14.2003-8.13.2012	0.550	–	974,000	–	–	974,000	–	(320,000)	–	65
9.15.2004-9.14.2013	0.880	–	–	–	–	–	1,004,000	–	–	1,00
		2,280,000	974,000	(240,000)	–	3,014,000	1,004,000	(820,000)	–	3,19
GP工業之董事： Directors of GP Ind:										
4.14.2002-4.13.2010	0.456	180,000	–	–	–	180,000	–	(180,000)	–	
4.4.2003-4.3.2011	0.620	400,000	–	–	–	400,000	–	–	–	40
8.14.2003-8.13.2012	0.550	–	255,000	–	–	255,000	–	(255,000)	–	
9.15.2004-9.14.2013	0.880	–	–	–	–	–	300,000	–	–	30
		580,000	255,000	–	–	835,000	300,000	(435,000)	–	70
GP工業之非執行董事： Non-executive directors of GP Ind:										
4.14.2002-4.13.2005	0.456	170,000	–	–	–	170,000	–	(50,000)	–	12
4.4.2003-4.3.2006	0.620	340,000	–	–	–	340,000	–	(100,000)	–	24
8.14.2003-8.13.2007	0.550	–	218,000	–	–	218,000	–	(64,000)	–	15
9.15.2004-9.14.2013	0.880	–	–	–	–	–	240,000	–	–	24
		510,000	218,000	–	–	728,000	240,000	(214,000)	–	75
僱員： Employees:										
4.14.2002-4.13.2010	0.456	2,055,000	–	(445,000)	(38,000)	1,572,000	–	(879,000)	(20,000)	67
4.4.2003-4.3.2011	0.620	4,368,000	–	–	(310,000)	4,058,000	–	(1,968,000)	(70,000)	2,02
8.14.2003-8.13.2012	0.550	–	2,940,000	–	(127,000)	2,813,000	–	(1,398,000)	(135,000)	1,28
9.15.2004-9.14.2013	0.880	–	–	–	–	–	3,025,000	–	(156,000)	2,86
		6,423,000	2,940,000	(445,000)	(475,000)	8,443,000	3,025,000	(4,245,000)	(381,000)	6,84

於二零零二年四月十五日至二零零三年三月二十七日行使認股權期間，GP工業股份之市價範圍由每股0.55坡元至0.72坡元。於二零零三年四月一日至二零零四年三月三十一日行使認股權期間，GP工業股份之市價範圍由每股0.70坡元至1.06坡元。

認股權之財務影響將不被納入本公司或本集團的資產負債表，直至認股權被行使，其相關的費用或成本將不會計入損益表或資產負債表。當認股權被行使後，本公司或其附屬公司將把股份票面值計入公司或其附屬公司新增之股東資金，而高於票面值之行使溢價會被列入股本溢價賬目。

The market prices of shares of GP Ind on the dates, of which options were exercised f period from April 15, 2002 to March 27, 2003 were ranged from S$0.55 to S$0.72 per The market prices of the shares of GP Ind on the dates, of which options were exercis the period from April 1, 2003 to March 31, 2004 were ranged from S$0.70 to S$1.06 per

The financial impact of the share options granted is not recorded in the Company's Group's balance sheet until such time as the options are exercised, and no charge is rec in the income statement or balance sheet for their costs. Upon the exercise of the options, the resulting shares issued are recorded by the Company or its subsidi additional share capital of the Company or its subsidiary at the nominal value of the s and the excess of the exercise price per share over the nominal value of the shares is rec in the share premium account.

32. 儲備

32. RESERVES

		股本溢價 Share premium 千港元 HK$'000	法定盈餘 Legal surplus 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	換算儲備 Translation reserve 千港元 HK$'000	商譽儲備 Goodwill reserve 千港元 HK$'000	股本儲備 Capital reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積 Accumu p 千 HK
集團	**THE GROUP**									
於二零零二年四月一日	At April 1, 2002									
－如前所載	– As previously reported	449,243	9,745	100,603	(212,319)	(652,350)	36,886	35,358	7,979	909
－前期調整（附註2）	– Prior period adjustments (note 2)	–	–	–	–	–	–	–	–	(8
－重新編列	– As restated	449,243	9,745	100,603	(212,319)	(652,350)	36,886	35,358	7,979	900,
轉入儲備	Transfer of reserves	–	422	–	–	–	–	–	–	(
所佔聯營公司儲備	Share of reserves of associates	–	–	–	5,019	–	26	–	–	
貨幣調整	Currency realignment	–	–	–	(4,692)	–	–	–	–	
出售附屬公司所變現	Realised upon disposal of subsidiaries	–	–	–	637	604	(33)	–	–	
應當出售一間附屬公司所變現	Realised upon deemed disposal of a subsidiary	–	–	–	–	10,956	–	–	–	
全年純利	Net profit for the year	–	–	–	–	–	–	–	–	68,
已派發股息	Dividend paid									
－二零零二年末期股息	– 2002 final dividend	–	–	–	–	–	–	–	(7,979)	
－二零零三年中期股息	– 2003 interim dividend	–	–	–	–	–	–	–	–	(15,
建議股息	Dividend proposed									
－二零零三年末期股息	– 2003 final dividend	–	–	–	–	–	–	–	18,617	(18,
於二零零三年三月三十一日及二零零三年四月一日	At March 31, 2003 and April 1, 2003	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	934,
發行新股溢價（扣除開支）	Premium on issue of shares, net of expenses	7,728	–	–	–	–	–	–	–	
轉入儲備	Transfer of reserves	–	1,136	–	–	–	–	–	–	(1,1
所佔聯營公司儲備	Share of reserves of associates	–	–	–	84,451	–	14,754	–	–	
貨幣調整	Currency realignment	–	–	–	(6,349)	–	–	–	–	
出售聯營公司所變現	Realised upon disposal of associates	–	–	–	6,838	1,018	–	–	–	
出售聯營公司業務所變現之儲備	Realisation of reserves upon disposal of operations of associates	–	–	–	(17,471)	101,139	(51,051)	–	–	
全年純利	Net profit for the year	–	–	–	–	–	–	–	–	173,8
已派發股息	Dividend paid									
－二零零三年末期股息	– 2003 final dividend	–	–	–	–	–	–	–	(18,617)	(2
－二零零四年中期股息	– 2004 interim dividend	–	–	–	–	–	–	–	–	(21,6
建議股息	Dividend proposed									
－二零零四年末期股息	– 2004 final dividend	–	–	–	–	–	–	–	27,149	(27,1
－特別股息	– special dividend	–	–	–	–	–	–	–	27,149	(27,1
於二零零四年三月三十一日	**At March 31, 2004**	**456,971**	**11,303**	**100,603**	**(143,886)**	**(538,633)**	**582**	**35,358**	**54,298**	**1,030,6**

法定盈餘包括集團所佔於中國之附屬公司及聯營公司之法定盈餘儲備。於是年度，就中國之地區法定要求，總數1,136,000港元（二零零三年：422,000港元）之儲備被分配及轉至法定盈餘。

Legal surplus comprises the Group's share of statutory surplus reserves of the subsic associates in the PRC. During the year, a total amount of HK$1,136,000 (2003: HK$42 appropriated and transferred to legal surplus as results of the statutory requirements authorities in the PRC.

集團之累積溢利中包括集團聯營公司之保留溢利955,302,000港元(二零零三年:656,718,000港元)。

The accumulated profits of the Group include profits of HK$955,302,000 (2003: HK$656,71 retained by associates of the Group.

		股本溢價 Share premium 千港元 HK$'000	物業重估儲備 Properties revaluation reserve 千港元 HK$'000	投資物業重估儲備 Investment properties revaluation reserve 千港元 HK$'000	股本贖回儲備 Capital redemption reserve 千港元 HK$'000	股息儲備 Dividend reserve 千港元 HK$'000	累積溢利 Accumulated profits 千港元 HK$'000	: HI
公司	**THE COMPANY**							
於二零零二年四月一日	At April 1, 2002							
一如前所載	– As previously reported	449,243	11,242	–	35,358	7,979	258,043	76
一前期調整(附註2)	– Prior period adjustments (note 2)	–	–	–	–	–	(2,941)	(
一重新編列	– As restated	449,243	11,242	–	35,358	7,979	255,102	75
全年溢利	Net profit for the year	–	–	–	–	–	27,472	2
已派發股息	Dividend paid							
一二零零二年末期股息	– 2002 final dividend	–	–	–	–	(7,979)	–	(
一二零零三年中期股息	– 2003 interim dividend	–	–	–	–	–	(15,957)	(1
建議股息	Dividend proposed							
一二零零三年末期股息	– 2003 final dividend	–	–	–	–	18,617	(18,617)	
二零零三年三月三十一日及二零零三年四月一日	At March 31, 2003 and April 1, 2003	449,243	11,242	–	35,358	18,617	248,000	76
發行新股溢價(扣除開支)	*Premium on issue of shares,* net of expenses	7,728	–	–	–	–	–	
全年溢利	Net profit for the year	–	–	–	–	–	31,500	3
本年度重估盈餘	Revaluation surplus for the year	–	–	2,395	–	–	–	
已派發股息	Dividend paid							
一二零零三年末期股息	– 2003 final dividend	–	–	–	–	(18,617)	(283)	(1
一二零零四年中期股息	– 2004 interim dividend	–	–	–	–	–	(21,644)	(2
建議股息	Dividend proposed							
一二零零四年末期股息	– 2004 final dividend	–	–	–	–	27,149	(27,149)	
一特別股息	– special dividend	–	–	–	–	27,149	(27,149)	
於二零零四年三月三十一日	**At March 31, 2004**	**456,971**	**11,242**	**2,395**	**35,358**	**54,298**	**203,275**	**76**

本公司於二零零四年三月三十一日可分配予股東之儲備為累積溢利及股息儲備之總數為257,573,000港元(二零零三年:266,617,000港元)。

The Company's reserves available for distribution to shareholders as at March 31, 20C represented by the accumulated profits and the dividend reserve totalling HK$257,57 (2003: HK$266,617,000).

33. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山集團公積金計劃,此計劃為一項界定供款之公積金福利計劃。僱主根據此計劃信託契約之介定,按僱員之薪酬,服務年資作出供款,每月供款比率介乎5%至10%。同時,集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃「強積金計劃」。按強制性公積金計劃管理局之條款規定,所有新僱員均有權選擇參與金山集團公積金計劃或強積金計劃。

此外,本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

33. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operated the Gold Peak Group Provident Fund Sche defined contribution retirement benefit scheme, for all qualified employees in Hong Kon scheme is funded by contributions from employers according to the employees' remuneratio length of service as defined under the trust deed. The monthly contribution rates of this schen ranged from 5% to 10%. At the same time, the Group also participated in a mandatory providen ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. Al employees have the option to join the Gold Peak Provident Fund Scheme or the MPF scheme terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in c provident fund schemes established by the relevant authorities in their respective countrie:

33. 退休福利計劃（續）

僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為244,000港元（二零零三年：668,000港元）。於二零零四年三月三十一日，並無此等可供減低僱主將來供款水平之被取消權利供款（二零零三年：零港元）。

根據退休福利計劃，本集團截至二零零四年三月三十一日止年度支付約為12,248,000港元（二零零三年：10,488,000港元）之退休福利供款。

33. RETIREMENT BENEFIT SCHEMES (continued)

The unvested benefits of employees terminating employment are utilise employers to reduce their future level of contributions. The amounts of unveste so utilised by the employers during the year were approximately HK$244,(HK$668,000). As at March 31, 2004, no forfeited contributions were available the level of employers' future contributions (2003: nil) .

The Group contributed an aggregate amount of approximately HK$12,248,(HK$10,488,000) to the retirement benefit schemes during the year ended March 31,

34. 應當出售一間附屬公司

於二零零三年三月，兆光科技有限公司（「兆光科技」），本集團擁有51%股權之附屬公司，向兆光科技現有股東建議一供股事宜（「供股事宜」），部份兆光科技股東行使其權利認購兆光科技新股。供股事宜完成後，本集團佔兆光科技之權益由51%被攤薄至46.97%。

34. DEEMED DISPOSAL OF A SUBSIDIARY

In March 2003, Lighthouse Technologies Limited ("Lighthouse"), a then 51% owned of the Group, proposed a rights issue to the existing shareholders (the "Rights Lighthouse and certain shareholders of Lighthouse exercised their rights to subscr new shares in Lighthouse. The Group's interest in Lighthouse was diluted from 51% upon the completion of the Rights Issue.

		2004 千港元 HK$'000
出售資產淨值：	Net assets disposed of:	
物業、廠房及設備	Property, plant and equipment	–
遞延支出	Deferred expenditure	–
存貨	Inventories	–
應收賬項、應收票據及預付款項	Debtors, bills receivable and prepayments	–
可收回税項	Taxation recoverable	–
銀行結存及現金	Bank balances and cash	–
應付賬項及費用	Creditors and accrued charges	–
銀行借款	Bank borrowings	–
遞延税項	Deferred taxation	–
少數股東權益	Minority interests	–
		–
商譽儲備變現	Goodwill reserve realised	–
應當出售一間附屬公司產生之少數股東權益	Minority interests arising on deemed disposal of a subsidiary	–
應當出售一間附屬公司之虧損	Loss on deemed disposal of a subsidiary	–
		–
付款方法：	Satisfied by:	
所佔一間聯營公司資產淨值	Share of net assets of an associate	–
應當出售一間附屬公司所產生之現金及等值現金之外流淨額分析：	Analysis of net outflow of cash and cash equivalents arising on the deemed disposal:	
出售之銀行結存及現金	Bank balances and cash disposed of	
銀行結存及現金	Bank balances and cash	–
銀行透支	Bank overdrafts	–
		–

上年度內應當出售一間附屬公司貢獻於本集團之淨營運現金流出為52,506,000港元，投資活動淨現金流出為12,811,000港元及融資活動淨現金流入為73,199,000港元。

The subsidiary deemed disposed of in prior year contributed HK$52,506,000 to the G operating cash outflow, HK$12,811,000 of net cash outflow in investing activities and HK$ of net cash inflow in financing activities.

35. 出售附屬公司

35. DISPOSAL OF SUBSIDIARIES

		2004 千港元 HK$'000	HI
出售資產淨值：	Net assets disposed of:		
物業、廠房及設備	Property, plant and equipment	–	
應付賬項及費用	Creditors and accrued charges	–	(1
少數股東權益	Minority interests	–	
		–	(1
已變現之儲備	Reserves realised	–	1
已變現商譽儲備之少數股東權益	Minority interests in the goodwill reserve realised	–	
已變現換算儲備之少數股東權益	Minority interests in the translation reserve realised	–	
已變現股本儲備之少數股東權益	Minority interests in the capital reserve realised	–	
出售之虧損	Loss on disposal	–	
		–	
付款方法：	Satisfied by:		
現金	Cash	–	
因出售而產生之現金及等值現金流入淨額分析：	Analysis of net inflow of cash and cash equivalents arising on the disposal:		
已收現金	Cash received	–	
銀行結存及現金出售	Bank balances and cash disposed of	–	
		–	

被出售之附屬公司對集團之經營業績及現金流量沒有產生重大影響。

The subsidiaries disposed of did not have any significant impact on the Group's ope results and cash flows.

36. 主要非現金交易

36. MAJOR NON-CASH TRANSACTIONS

於是年度，集團有關資產之財務租賃安排之資產值在租賃開始為2,363,000港元（二零零三年：2,802,000港元）。

During the year, the Group entered into finance lease arrangements in respect of assets total capital value at the inception of the leases of HK$2,363,000 (2003: HK$2,802,000).

37. 年末現金及等值現金結存

37. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

		2004 千港元 HK$'000	H
銀行結存、存款及現金	Bank balances, deposits and cash	**259,319**	16
銀行透支	Bank overdrafts	**(6,701)**	(
		252,618	15

38. 或然負債

38. CONTINGENT LIABILITIES

		集團 THE GROUP 2004 千港元 HK$'000	2003 千港元 HK$'000	公司 THE COMPA 2004 千港元 HK$'000	H
銀行貸款擔保被使用：	Guarantees given to banks in respect of banking facilities utilised by:				
全資附屬公司	Wholly owned subsidiaries	–	–	**15,079**	1
聯營公司	Associates	**85,659**	99,306	**82,351**	9
		85,659	99,306	**97,430**	10

39. 資本承擔

39. CAPITAL COMMITMENTS

		集團 THE GROUP 2004 千港元 HK$'000	2003 千港元 HK$'000	公司 TI 2004 千港元 HK$'000
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**16,281**	54,706	**–**
已授權但未簽約關於購買物業、廠房及設備之資本承擔	Capital expenditure in respect of acquisition of property, plant and equipment authorised for but not contracted for	**–**	27,650	**–**
		16,281	82,356	**–**

於二零零四年三月三十一日，集團承諾投資3,900,000港元（二零零三年：3,900,000港元）於非上市證券。

At March 31, 2004, the Group was also committed to invest in unlisted investmen amounting to HK$3,900,000 (2003: HK$3,900,000).

40. 營業租賃承擔

租用者

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

40. OPERATING LEASE COMMITMENTS

As lessee

At the balance sheet date, the Group had outstanding commitments under non-c operating leases which fall due as follows:

		2004 土地及房產 Land and buildings 千港元 HK$'000	2004 機械及設備 Machinery and equipment 千港元 HK$'000	2004 其他 Others 千港元 HK$'000	2003 土地及房產 Land and buildings 千港元 HK$'000	2003 機械及設備 Machinery and equipment 千港元 HK$'000
一年內	Within one year	**13,313**	**–**	**1,034**	12,537	756
二至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**23,765**	**–**	**1,308**	24,451	–
超過五年	Over five years	**31,978**	**–**	**–**	36,374	–
		69,056	**–**	**2,342**	73,362	756

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

At the balance sheet date, the Company had outstanding commitments under non-c operating leases in respect of land and buildings which fall due as follows:

		2004 千港元 HK$'000
一年內	Within one year	**396**
二至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**99**
		495

營業租賃租金代表集團及公司付於租用辦公室及工廠之租金。租賃年期一般商議為一年至三十年。

Operating lease payments represent rentals payable by the Group and the Company f office properties and factories. Leases are negotiated for term from one to thirty years.

出租者

As lessor

於資產負債表結算日，集團及公司與租戶已訂立合約，於未來將有以下最低租賃款項：

At the balance sheet date, the Group and the Company had contracted with tenants fc following future minimum lease payments:

		集團 THE GROUP		公司 THE COM	
		2004 **千港元** **HK$'000**	2003 千港元 HK$'000	**2004** **千港元** **HK$'000**	HI
一年內	Within one year	**396**	281	**396**	
二至五年內（首尾兩年包括在內）	In the second to fifth years inclusive	**99**	–	**99**	
		495	281	**495**	

持有物業已承諾之租戶租賃年期平均為期兩年。

The properties held have committed tenants for an average term of two years.

41. 關連人仕交易

41. RELATED PARTY TRANSACTIONS

於是年度，本集團與聯營公司進行以下重大交易：

During the year, the Group entered into the following significant transactions with its as:

		2004 **千港元** **HK$'000**	H
購買自聯營公司	Purchases from associates	**136,260**	11
出售予聯營公司	Sales to associates	**146,403**	7
自聯營公司之管理費收入	Management fee income received from associates	**14,985**	1
自聯營公司之利息收入	Interest income received from associates	**1,896**	
自聯營公司之租金收入	Rental income from associates	**6,948**	

此等銷售及購買乃參照估計公開市場價值，經本集團與有關關連人仕商討後進行。

These sales and purchases were carried out after negotiation between the Group and resp associates with reference to the estimated open market value.

管理費收入乃參照估計有關服務之市場價值後決定。

Management fee income received was determined with reference to the estimated m value for the services provided.

利息收入乃以市場價值為基準按時間比例計入。

Interest income received was based on a time basis at the estimated market value.

租金收入乃參照估計市場價值後按有關租賃年期商議及決定。

Rental income is based on the relevant lease term which has been determined and nego with reference to the estimated market value.

於資產負債表結算日，本集團與聯營公司有以下往來賬列於應收賬項、應收票據及預付款項，及應付賬項及費用內：

As at the balance sheet date, the Group has the following balances with its associates debtors, bills receivable and prepayments and creditors and accrued charges:

		2004 **千港元** **HK$'000**	H
應收聯營公司貨款	Trade receivables from associates	**70,034**	4
應付聯營公司貨款	Trade payables due to associates	**14,948**	2
其他應付一間聯營公司之款項	Other payable to an associate	**18,243**	

上述所列應收貨款及應付款均無抵押、免息及可在要求時償還。

All of the above trade receivables and payables are unsecured, interest free and repa under the terms comparable to outsiders.

42. 主要附屬公司

42. PRINCIPAL SUBSIDIARIES

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本面值 Nominal value of issued capital	主要業務 Principal activities
電子部 ***Electronics Division***			
Celestion International Limited**	英國 United Kingdom	£20,000	設計及銷售揚聲器 Design and trading of loudspeakers
Famingo Pte Ltd.**	新加坡 Republic of Singapore	S$2	控股投資 Investment holding
GP Acoustics Limited**	英屬維爾京群島 British Virgin Islands	US$11,000,000	控股投資 Investment holding
GP Acoustics (UK) Limited**	英國 United Kingdom	£16,000,000	控股投資及銷售揚聲器 Investment holding and t loudspeakers
GP Acoustics (HK) Limited**	香港 Hong Kong	HK$2,000,000	推廣及銷售音響產品 Marketing and trading of audio equipment
惠州金山電裝有限公司** (90%)@ GP Auto Cable (Huizhou) Ltd.** (90%)@	中國 PRC	US$6,150,000	產製汽車配線 Manufacturing of autom wire harness
金山汽配工業有限公司** GP Auto Parts Limited**	香港 Hong Kong	HK$8,010,000	控股投資、推廣及銷售汽 Investment holding, marl trading of automotive
金柏電子(中國)有限公司** GP Electronics (China) Limited**	香港 Hong Kong	HK$2	控股投資 Investment holding
柏惠電子有限公司** (70%)@ GP Electronics (Huizhou) Ltd.** (70%)@	中國 PRC	US$1,050,000	產製揚聲器及揚聲器部件 Manufacturing of loudsp and speaker componer
GP工業有限公司 (86.81%) GP Industries Limited (86.81%)	新加坡 Republic of Singapore	S$91,136,489	控股投資 Investment holding
惠州金山精密部件有限公司** (70%)@ GP Precision Parts (Huizhou) Ltd.** (70%)@	中國 PRC	HK$6,237,561	產製塑膠及金屬部件 Manufacturing of plastic metal parts

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本面值 Nominal value of issued capital	主要業務 Principal activities
金柏電子國際有限公司** GPE International Limited**	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding
金山電子有限公司** GP Electronics (HK) Limited**	香港 Hong Kong	HK$34,000,000	推廣及銷售音響產品 Marketing and trading of audio products
惠州金山線束科技有限公司**(80%)@ Huizhou GP Wiring Technology Ltd.**(80%)@	中國 PRC	US$1,500,000	產製汽車配線 Manufacturing of automotive harness
KEF Audio (UK) Limited**	英國 United Kingdom	£3,600,000	設計及銷售揚聲器 Design and trading of loudspeakers
KH Manufacturing (UK) Limited**	英國 United Kingdom	£2,000,000	產製揚聲器 Manufacturing of loudspeake
彌基企業有限公司** Nike Enterprises Limited**	香港 Hong Kong	HK$148,000	控股投資 Investment holding
科技及策略部 ***Technology and Strategic Division***			
Ditton International Limited*	香港 Hong Kong	HK$5,000,000	控股投資、推廣及銷售家庭音 Investment holding, marketir trading of home audio equ
GP eBiz Limited	開曼群島 Cayman Islands	US$2	在香港控股投資 Investment holding in Hong
金柏電子（集團）有限公司 GP Electronics (Holdings) Limited	開曼群島 Cayman Islands	HK$1,000,000	在香港控股投資 Investment holding in Hong
金山科技有限公司 GP Technologies Limited	香港 Hong Kong	HK$4	控股投資 Investment holding
啟天有限公司* Grand Prix Limited*	香港 Hong Kong	HK$2	控股投資 Investment holding

42. 主要附屬公司（續）

42. PRINCIPAL SUBSIDIARIES (continued)

附屬公司名稱 Name of subsidiary	成立／註冊地方 Place of incorporation/ registration	發行股本面值 Nominal value of issued capital	主要業務 Principal activities
國際之獅有限公司 International Resolute Company Limited	香港 Hong Kong	HK$10,000	物業投資 Property holding
KH Technology Corporation	開曼群島 Cayman Islands	US$10,000	持有商標 Holding of trademar
Makinen Properties Limited	英屬維爾京群島 British Virgin Islands	US$1	在英國控股及物業投 Investment holding a holding in the Uni
名人投資有限公司 Peak Power Investment Limited	香港 Hong Kong	HK$2	物業投資 Property holding
Triwish Limited*	英屬維爾京群島 British Virgin Islands	US$1	在香港物業投資 Property holding in H
惠山投資有限公司 Whitehill Investment Limited	香港 Hong Kong	HK$1,000,000	控股投資 Investment holding

* 公司之全資附屬公司直接或間接持有

** 由GP工業直接或間接持有

@ 此等公司為中外合營公司

除於中國成立之公司外，本集團所持有以上公司所發出之股份均屬普通股份。

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立／註冊地方。

上表載列本集團之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

* Directly or indirectly held by wholly-owned subsidiaries of the Company

** Directly or indirectly held by GP Ind

@ These companies are established as sino-foreign joint ventures.

Except for the companies established in the PRC, the classes of shares held by the Gr above companies are ordinary shares issued by these companies.

Except where indicated in brackets, the above companies are wholly-owned subsidia Company or the holding company of that division. The percentage in the brackets inc attributable interest of the Company or the holding company of that division. All su operate principally in their respective places of incorporation/registration unless otherwise under the heading "Principal activities".

The above table lists the subsidiaries of the Company which, in the opinion of the principally affected the results of the year or constituted a substantial portion of the of the Group. To give details of other subsidiaries would, in the opinion of the direct in particulars of excessive length.

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the e year or at any time during the year.

43. 主要聯營公司

43. PRINCIPAL ASSOCIATES

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
電池部 ***Battery Division***			
金山電池國際有限公司 GP Batteries International Limited	新加坡 Republic of Singapore	43.25%	產製、發展及推廣電池及有[Manufacture, development a marketing of batteries anc related products
電器部 ***Electrical Division***			
CIH Limited（前稱奇勝工業（集團）有限公司） CIH Limited (formerly known as Clipsal Industries (Holdings) Limited)	新加坡 Republic of Singapore	42.78%	產製、發展及推廣電器裝置 Manufacture, development marketing of electrical ins products
電子部 ***Electronics Division***			
古河金山電裝（香港）有限公司 Furukawa GP Auto Parts (HK) Limited	香港 Hong Kong	43.41%	控股投資 Investment holding
興旺科技有限公司 High Rank Communication Limited	香港 Hong Kong	17.36%	產製及銷售數據通訊產品 Manufacturing of and tradi data communication prod
江蘇天寶科技股份有限公司@ Jiangsu Toppower Tech. Co. Ltd.@	中國 PRC	36.08%	產製汽車音響產品 Manufacturing of car audio equipment
樂庭實業有限公司 LTK Industries Limited	香港 Hong Kong	38.67%	控股投資、產製電纜及電線 Investment holding and manufacturing of electror cables and wires
力峰工業有限公司@ Maxson Industries (Huizhou) Limited@	中國 PRC	42.54%	產製塑膠部件及金屬工模 Manufacturing of plastic pa metal moulds
Saisho Onkyo, Inc.	菲律賓 Republic of the Philippines	17.36%	產製及銷售揚聲器 Manufacturing and trading loudspeakers

43. 主要聯營公司（續）

43. PRINCIPAL ASSOCIATES (continued)

聯營公司名稱 Name of associate	成立／註冊地方 Place of incorporation/ registration	集團應佔發行股本之百份率 Proportion of nominal value of issued capital attributable to the Group	主要業務 Principal activities
惠山工業有限公司 Shinwa Industries (H.K.) Limited	香港 Hong Kong	13.02%	控股投資、產製及銷售電 Investment holding, manu and trading of electroni
上海金庭汽車配線有限公司@ Shanghai Jinting Automobile Harness Ltd.@	中國 PRC	21.70%	產製汽車配線 Manufacturing of automo harness
SPG（香港）有限公司 SPG Industry (H.K.) Limited	香港 Hong Kong	25.89%	控股投資及高精密度五金塑膠部件貿易 Investment holding and tr high precision metal anc plastic parts
Wisefull Technology Limited	香港 Hong Kong	26.04%	控股投資及金屬製品貿易 Investment holding and tr metallic products
徐州寶山精密五金塑膠部件有限公司@ Xuzhou Baoshan Precision Hardware Plastic Parts Co. Ltd.@	中國 PRC	34.72%	產製汽車音響部件 Manufacturing of car audi
徐州格盧電子有限公司@ Xuzhou Gloria Engineering Ltd.@	中國 PRC	41.55%	產製汽車音響部件 Manufacturing of car audi
徐州順達鍍鋅有限公司@ Xuzhou Shunda Zinc Plating Ltd.@	中國 PRC	21.70%	電鍍電子產品 Electroplating of electroni
科技及策略部 ***Technology and Strategic Division***			
安橋（中國）有限公司 Onkyo China Limited	香港 Hong Kong	33.33%	推廣及分銷音響產品 Marketing and distributior audio equipment
兆光科技有限公司 Lighthouse Technologies Limited	香港 Hong Kong	46.64%	發展及銷售發光二極管顯 Development and sale of L display screens
徐州金寶磁性材料有限公司@ Xuzhou Jinbao Magnetic Material Co. Ltd.@	中國 PRC	40%	產製及銷售揚聲器及摩托 Manufacturing and sales o for the applications in th of speakers and motors

@ 此等公司為中外合營公司

@ These companies are established as sino-foreign joint ventures

除特別註明外，以上所有公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限公司。

上表載列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他聯營公司之詳情可能導致篇幅冗長。

All associates indicated above are indirectly held by the Company. All associates op principally in their respective places of incorporation/registration. Except for the comp established in the PRC, all of the above companies are incorporated as limited lia companies.

The above table lists the associates of the Group which, in the opinion of the dire principally affected the results of the year or constituted a substantial portion of the net of the Group. To give details of other associates would, in the opinion of the directors, re particulars of excessive length.

44. 資產負債表結算日後事項

於二零零四年四月二十三日，本公司之一間附屬公司GP工業於公開市場購入CIHL之股份，GP工業持有CIHL之股權增至約54%。因此，CIHL成為GP工業之附屬公司，而CIHL之營運業績、資產及負債將會於GP工業及本公司之綜合財務報告中作出綜合賬目處理。

44. POST BALANCE SHEET EVENT

On April 23, 2004, GP Ind, a subsidiary of the Company, acquired CIHL's shares in the market and the shareholding of GP Ind in CIHL was increased to approximately Accordingly, CIHL became a subsidiary of GP Ind and the operating results, assets and liał of CIHL will be consolidated into the consolidated financial statements of GP Ind ar Company.

FINANCIAL SUMMARY OF GP INDUSTRIES LIMITED
GP工業有限公司財務概要

綜合損益表 CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至三月三十一日止年度 Year ended March 31

		2004 千坡元 S$'000	2004 千港元* HK$'000*	2003 千坡元 S$'000
營業額	**Turnover**	**374,545**	**1,684,104**	321,719
除税前溢利	Profit before taxation	**100,844**	**453,435**	42,817
税項	Taxation	**(17,228)**	**(77,464)**	(10,145)
除税後溢利	Profit after taxation	**83,616**	**375,971**	32,672
少數股東權益	Minority interests	**(977)**	**(4,393)**	(719)
全年溢利	Profit for the year	**82,639**	**371,578**	31,953

綜合資產負債表 CONSOLIDATED BALANCE SHEET

於三月三十一日 At March 31

		2004 千坡元 S$'000	2004 千港元* HK$'000*	2003 千坡元 S$'000
商譽	Goodwill	**138**	**641**	6,186
負商譽	Negative goodwill	**(2,256)**	**(10,483)**	(4,381)
商標	Trademark	**–**	**–**	160
其他投資	Other investments	**894**	**4,154**	894
投資物業	Investment properties	**355**	**1,650**	373
固定資產	Fixed assets	**52,390**	**243,456**	37,459
聯營公司權益	Interest in associates	**441,212**	**2,050,312**	363,021
長期應收賬	Non-current receivable	**–**	**–**	2,715
有價證券	Marketable securities	**30,053**	**139,656**	38,552
流動資產	Current assets	**207,896**	**966,093**	211,283
總資產	Total assets	**730,682**	**3,395,479**	656,262
非流動負債	Non-current liabilities	**121,512**	**564,666**	170,409
流動負債	Current liabilities	**203,103**	**943,820**	142,859
總負債	Total liabilities	**324,615**	**1,508,486**	313,268
淨資產	Net assets	**406,067**	**1,886,993**	342,994
股東資金	Shareholders' funds	**400,674**	**1,861,932**	338,839
少數股東權益	Minority interests	**5,393**	**25,061**	4,155
		406,067	**1,886,993**	342,994
市值	**Market capitalisation**	**483,023**	**2,244,610**	311,171

* 上列作比較用途之港元數額乃按有關年結日之兑換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling respective year end dates.

FINANCIAL SUMMARY OF GP BATTERIES INTERNATIONAL LIMITED
金山電池國際有限公司財務概要

綜合損益表 CONSOLIDATED PROFIT AND LOSS ACCOUNT
截至三月三十一日止年度 Year ended March 31

		2004 千坡元 S$'000	2004 千港元* HK$'000*	2003 千坡元 S$'000	H
營業額	**Turnover**	**827,158**	**3,719,233**	660,737	2,90
除税前溢利	Profit before taxation	**58,332**	**262,284**	37,182	16
税項	Taxation	**(9,239)**	**(41,542)**	(5,561)	(2
除税後溢利	Profit after taxation	**49,093**	**220,742**	31,621	13
少數股東權益	Minority interests	**(3,851)**	**(17,316)**	963	
全年溢利	Profit for the year	**45,242**	**203,426**	32,584	14

綜合資產負債表 CONSOLIDATED BALANCE SHEET
於三月三十一日 At March 31

		2004 千坡元 S$'000	2004 千港元* HK$'000*	2003 千坡元 S$'000	H
資本儲備	Goodwill arising on consolidation	**14,084**	**65,448**	15,663	6
固定資產	Fixed assets	**296,897**	**1,379,681**	298,602	1,31
聯營公司權益	Interest in associates	**30,453**	**141,515**	27,564	12
其他投資	Other Investments	**23,595**	**109,646**	24,068	10
遞延支出	Deferred expenditure	**36,699**	**170,540**	43,319	19
流動資產	Current assets	**468,711**	**2,178,100**	388,685	1,71
總資產	Total assets	**870,439**	**4,044,930**	797,901	3,52
非流動負債	Non-current liabilities	**201,849**	**937,992**	110,622	48
流動負債	Current liabilities	**291,833**	**1,356,148**	337,728	1,49
總負債	Total liabilities	**493,682**	**2,294,140**	448,350	1,98
淨資產	Net assets	**376,757**	**1,750,790**	349,551	1,54
股東資金	Shareholders' funds	**334,548**	**1,554,645**	306,118	1,35
少數股東權益	Minority interests	**42,209**	**196,145**	43,433	19
		376,757	**1,750,790**	349,551	1,54
市值	**Market capitalisation**	**412,229**	**1,915,630**	187,408	82

* 上列作比較用途之港元數額乃按有關年結日之兑換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling as a respective year end dates.

FINANCIAL SUMMARY OF CIH LIMITED
CIH LIMITED 財務概要

綜合損益表
截至十二月三十一日止年度

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Year ended December 31

		2003 千坡元 S$'000	2003 千港元* HK$'000*	2002 千坡元 S$'000
營業額	**Turnover**	**189,274**	**858,377**	186,016
除税前溢利	Profit before taxation	**123,137**	**558,439**	14,417
税項	Taxation	**(12,601)**	**(57,147)**	(5,236)
除税後溢利	Profit after taxation	**110,536**	**501,292**	9,181
少數股東權益	Minority interests	**(1,508)**	**(6,839)**	(1,188)
全年溢利	Profit for the year	**109,028**	**494,453**	7,993

綜合資產負債表
於十二月三十一日

CONSOLIDATED BALANCE SHEET
At December 31

		2003 千坡元 S$'000	2003 千港元* HK$'000*	2002 千坡元 S$'000
投資	Investment	**112,516**	**522,862**	–
投資物業	Investment Property	**37**	**172**	–
固定資產	Fixed assets	**37,183**	**172,789**	62,741
聯營公司權益	Interest in associates	**15,365**	**71,401**	129,046
其他投資	Other Investments	**10,416**	**48,403**	10,601
非流動應收賬	Non-current receivable	**75,423**	**350,491**	10,566
無形資產	Intangible assets	**17,098**	**79,454**	32,444
遞延税項資產	Deferred tax assets	**252**	**1,172**	526
流動資產	Current assets	**460,983**	**2,142,188**	234,852
總資產	Total assets	**729,273**	**3,388,932**	480,776
非流動負債	Non-current liabilities	**8,189**	**38,054**	116,334
流動負債	Current liabilities	**339,878**	**1,579,413**	111,786
總負債	Total liabilities	**348,067**	**1,617,467**	228,120
淨資產	Net assets	**381,206**	**1,771,465**	252,656
股東資金	Shareholders' funds	**377,603**	**1,754,722**	247,018
少數股東權益	Minority interests	**3,603**	**16,743**	5,638
		381,206	**1,771,465**	252,656
市值	**Market capitalisation**	**293,119**	**1,362,126**	284,120

* 上列作比較用途之港元數額乃按有關年結日之兑換率換算。

* The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the exchange rates ruling respective year end dates.

onsultants 靳与劉設計顧問

GOLD PEAK

Gold Peak Industries (Holdings) Limited
金山工業(集團)有限公司

Gold Peak Building, 8/F, 30 Kwai Wing Road
Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879
E-mail: gp@goldpeak.com
Website: www.goldpeak.com
香港新界葵涌葵榮路30號
金山工業中心8樓
電話：(852) 2427 1133
傳真：(852) 2489 1879
電子郵遞：gp@goldpeak.com
網址：www.goldpeak.com